Exhibit 99.2

GFL ENVIRONMENTAL INC.

as Purchaser

and

SECURE WASTE INFRASTRUCTURE CORP.

as Corporation

ARRANGEMENT AGREEMENT

Dated as of April 12, 2026

TABLE OF CONTENTS

Article 1
INTERPRETATION

ADDENDA

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Representations and Warranties of the Corporation

Schedule D – Representations and Warranties of the Purchaser

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of April 12, 2026, between GFL Environmental Inc., a corporation incorporated under the laws of Ontario (the “Purchaser”) and Secure Waste Infrastructure Corp., a corporation amalgamated under the laws of Alberta (the “Corporation”).

WHEREAS the Purchaser and the Corporation (collectively, the “Parties” and each, a “Party”) have agreed, subject to the satisfaction of certain conditions precedent, to complete the Arrangement (hereinafter defined) pursuant to this Agreement and the Plan of Arrangement (hereinafter defined) and the applicable provisions of the ABCA (hereinafter defined);

AND WHEREAS in connection with the completion of the Arrangement, among other things, each Shareholder (hereinafter defined) will receive for each Share (hereinafter defined) held, the Consideration (hereinafter defined), subject to the elections, maximum amounts and pro rationing as set forth in the Plan of Arrangement;

AND WHEREAS, concurrently with the execution and delivery of this Agreement, certain Shareholders and the directors and executive officers of the Corporation are entering into voting and support agreements with the Purchaser (collectively, the “Voting Support Agreements”) pursuant to which, among other things, such Shareholders have agreed to vote any Shares held in favour of the Arrangement Resolution (hereinafter defined) at the Meeting (hereinafter defined);

AND WHEREAS upon, among other things, the recommendation of the Special Committee (hereinafter defined) and the advice of its external legal and financial advisors, the Board (hereinafter defined) has unanimously: (i) determined that the Consideration to be received by the Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation; (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“2024 Indenture” means the trust indenture dated as of March 22, 2024 between the Corporation and Odyssey, as trustee.

“2025 Indenture” means the trust indenture dated as of November 20, 2025 between the Corporation and Odyssey, as trustee.

“2029 Notes” means the 6.750% senior unsecured notes due March 2029 of the Corporation, issued pursuant to the 2024 Indenture.

“2032 Notes” means the 5.750% senior unsecured notes due November 2032 of the Corporation, issued pursuant to the 2025 Indenture.

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“ABCA” means the Business Corporations Act (Alberta).

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with terms at least as restrictive to any counterparty as the Confidentiality Agreement (on the condition that such confidentiality and standstill agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Purchaser) provided that in no event shall an Acceptable Confidentiality Agreement provide for any period of exclusivity with the counterparty thereto.

“AcquireCo” means a corporation to be formed under the laws of the Province of Alberta prior to the Effective Date, and which will be, when formed, a wholly-owned Subsidiary of the Purchaser.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Corporation and/or one or more of its Subsidiaries or between one or more of its Subsidiaries, any offer, inquiry or proposal (in each case written or oral) from, or public announcement of an intention by, any Person or group of Persons other than the Purchaser (or any of its affiliates or any Person acting in concert with the Purchaser, or any of its affiliates) relating to: (a) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of transactions, of: (i) assets of the Corporation (including shares of Subsidiaries of the Corporation) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made, or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made; or (ii) 20% or more of any class of voting or equity securities of the Corporation or one or more of any of the Corporation’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made, or constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made; (b) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation) then outstanding; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or any of its Subsidiaries. For the purpose of the definition of “Superior Proposal” below, the references in the definition of “Acquisition Proposal” to: (a) “20% or more of the consolidated assets” shall be deemed to be references to “all or substantially all of the assets”; (b) “20% or more of any class of voting or equity security” shall be deemed to be references to “all of the outstanding voting or equity securities”; and (c) “20% or more of the consolidated revenues” shall be deemed to be references to “all or substantially all of the consolidated revenue”.

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“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement and the Plan of Arrangement.

“affiliate” has the meaning specified in the Securities Act as in effect on the Agreement Date.

“Agreement” means this arrangement agreement between the Purchaser and the Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Agreement Date” means April 12, 2026.

“Anti-Corruption Laws” means, collectively, the FCPA, the CFPOA, the anti-corruption provisions of the Criminal Code (Canada), including sections 121 (Frauds on the Government), 123 (Municipal Corruption), and 426 (Secret Commissions), or any other U.S., Canadian, or other applicable anti-bribery and anti-corruption Laws.

“Anti-Money Laundering Laws” means, collectively, all applicable anti-money laundering and anti-terrorist financing Laws of the jurisdictions in which a Party or its Subsidiaries conduct business (including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and Part II.1 (Terrorism), Part XII.2 (Proceeds of Crime), and section 354 of the Criminal Code (Canada)), and the regulations thereunder administered or enforced by any Governmental Entity to which such Party or its Subsidiaries are subject.

“Arrangement” means an arrangement pursuant to section 193 of the ABCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order, or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“ASC” means the Alberta Securities Commission.

“associate” has the meaning specified in the Securities Act as in effect on the Agreement Date.

“ATB” means ATB Capital Markets Corp.

“ATB Opinion” means the opinion of ATB to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

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“Board” means the board of directors of the Corporation, as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(2).

“Books and Records” means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.

“Breaching Party” has the meaning specified in Section 4.9(3).

“Bump Transactions” has the meaning specified in Section 4.15(5).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“Canadian Securities Laws” means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX.

“Cash Consideration” means the consideration in the form of cash to be paid to Shareholders (other than to Dissenting Shareholders) pursuant to the Plan of Arrangement.

“Certificate of Arrangement” means the certificate or proof of filing pursuant to subsection 193(11) of the ABCA to be issued by the Registrar upon receipt of the Articles of Arrangement.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada), as amended.

“Change in Recommendation” has the meaning specified in Section 7.2(4)(b).

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders and other Persons as required by the Interim Order and applicable Law in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and the Interim Order.

“Closing” has the meaning specified in Section 2.8(3).

“Code” means the U.S. Internal Revenue Code of 1986.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement and the Plan of Arrangement, either: (a) the issuance of the Advance Ruling Certificate; or (b) both: (i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to make a pre-merger notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to Section 113(c) of the Competition Act; and (ii) unless such requirement is waived in writing by the Purchaser in its sole discretion, the Purchaser shall have received a No Action Letter in respect of the transaction and such letter remains in full force and effect.

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“Computer Systems” means all computer hardware, servers, peripheral equipment, technology infrastructure, Software (including firmware) and other computer systems and services that are used by or accessible to the Corporation and its Subsidiaries.

“Confidentiality Agreement” means the Confidentiality Agreement between the Purchaser and the Corporation dated March 14, 2026, pursuant to which the Purchaser and the Corporation have provided confidential information to each other and their respective Representatives.

“Consent Solicitations” has the meaning specified in Section 4.13(1)(b).

“Consideration” means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Share that is transferred to the Purchaser, consisting of Cash Consideration and/or Share Consideration (other than to Dissenting Shareholders), subject to the elections, maximum amounts and pro rationing as set forth in the Plan of Arrangement.

“Consideration Shares” means the Purchaser Subordinate Voting Shares issuable pursuant to the Plan of Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

“Contract” means any written or oral agreement, funding agreement, cooperative agreement, other transaction agreement, blanket purchase agreement, commitment, engagement, contract, license, lease, obligation, undertaking or other right or obligation which is legally binding to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or their assets is subject.

“Contributing Employer” has the meaning specified in Schedule C 22(c).

“control” (and any derivatives thereof, including “controlled”) means: (a) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (b) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity: (i) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person; or (ii) the ownership of other interests or the holding of a position (such as general partner of a limited partnership or trustee of a trust) entitling the holder to exercise control and direction over the activities of such Person.

“Corporation” has the meaning specified in the preamble.

“Corporation Capital Program” means the capital expenditure budget of the Corporation disclosed on Schedule 1.1 – Corporation Capital Program of the Disclosure Letter.

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“Corporation Data Room” means all documents made available in the electronic data room, as hosted on Firmex, as it existed as of 9:00 a.m. on April 11, 2026, and made available by the Corporation to the Purchaser and its Representatives in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

“Corporation DSU Plan” means the Corporation’s deferred share unit plan dated April 3, 2012, as amended from time to time.

“Corporation DSUs” means any outstanding deferred share units of the Corporation issued pursuant to the Corporation DSU Plan.

“Corporation Employees” means individuals employed by the Corporation or any Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes officers of the Corporation.

“Corporation Existing Notes” means, collectively: (a) the 2029 Notes; and (b) the 2032 Notes.

“Corporation Existing Notes Actions” has the meaning specified in Section 4.13(1).

“Corporation Expense Reimbursement Amount” has the meaning specified in Section 7.5.

“Corporation Expense Reimbursement Event” has the meaning specified in Section 7.5.

“Corporation Filings” means all documents publicly filed or furnished by or on behalf of the Corporation or its Subsidiaries, which are available for public viewing on SEDAR+, under the Corporation’s profile, since January 1, 2025.

“Corporation Financial Statements” means, collectively: the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2025 and 2024, together with the related auditors’ report on and notes to such financial statements.

“Corporation Incentives” means, collectively, the Corporation DSUs, Corporation Options, Corporation PSUs, Corporation RSUs, Legacy Tervita DSUs, Corporation Phantom RSUs and Corporation Phantom PSUs.

“Corporation Indentures” means, collectively, the 2024 Indenture and the 2025 Indenture.

“Corporation Intellectual Property” has the meaning specified in Schedule C 28(a).

“Corporation Lease” means a lease, an agreement to lease, a sublease, a licence agreement, or an occupancy or other agreement under which the Corporation or any of its Subsidiaries has the right, or has granted another Person the right, as tenant, licensee, grantee or subtenant, to use or occupy any Corporation Leased Real Property.

“Corporation Leased Real Property” means all Corporation Real Property that is leased, subleased, licensed or otherwise occupied or used by the Corporation or any of its Subsidiaries pursuant to a Corporation Lease.

“Corporation NEOs” means the named executive officers of the Corporation as identified in Schedule 1.1 – Corporation Named Executive Officers of the Disclosure Letter.

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“Corporation Omnibus Incentive Plan” means the omnibus incentive plan of the Corporation, approved by the Shareholders on May 2, 2025.

“Corporation Options” means any outstanding options to purchase Shares pursuant to an Incentive Plan.

“Corporation Owned Real Property” means all Corporation Real Property that the Corporation or any of its Subsidiaries is the registered owner of the fee simple interest in, together with all owned buildings, fixtures and other improvements on, in or under such real property.

“Corporation Phantom PSU” means any outstanding phantom PSU of the Corporation issued pursuant to an Incentive Plan.

“Corporation Phantom RSU” means any outstanding phantom RSU of the Corporation issued pursuant to an Incentive Plan.

“Corporation Phantom Unit Cash Plan” means the Corporation’s phantom unit cash plan dated January 8, 2019, as amended from time to time.

“Corporation PSUs” means any outstanding performance share units of the Corporation issued pursuant to an Incentive Plan.

“Corporation Real Property” means all real property that the Corporation or any of its Subsidiaries owns, leases, subleases, licenses or sublicenses and any interest of which the Corporation or any of its Subsidiaries is the grantee or has the benefit under an easement, right of way or other similar grant or agreement and any Crown disposition, tenure, permit, license of occupation, right of entry order or instrument (however designated) issued by or on behalf of the Crown that confers a right to use, occupy, access, inject into, or store substances within subsurface formations, caverns, reservoirs or pore space, whether or not such right constitutes an interest in land at law or in equity, including the Corporation Owned Real Property and the Corporation Leased Real Property, together with all easements, rights of way and interests appurtenant thereto.

“Corporation Registered Intellectual Property” has the meaning specified in Schedule C 28(a).

“Corporation RSUs” means any outstanding restricted share units of the Corporation issued pursuant to an Incentive Plan.

“Corporation Service Providers” means any current directors, officers, Corporation Employees, consultants, independent contractors or other individual service providers of the Corporation or its Subsidiaries, including those performing part time, temporary and full time service, those on a leave of absence and interns.

“Corporation Shareholder Agreement” means the shareholder agreement among the Corporation and each of the shareholders of the Corporation listed on the signature pages thereto effective as of November 1, 2022.

“Corporation Specified Exemptions” has the meaning specified in Section 4.1(2).

“Corporation Termination Fee” has the meaning specified in Section 7.4(2).

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“Corporation Termination Fee Event” has the meaning specified in Section 7.4(3).

“Corporation Unit Incentive Plan” means the unit incentive plan of the Corporation approved by the Shareholders on April 29, 2022, and as amended and restated by the Corporation Omnibus Incentive Plan.

“Court” means the Court of King’s Bench of Alberta.

“Credit Facilities” means: (a) the amended and restated credit agreement dated effective as of May 31, 2024 among the Corporation, each of the financial institutions named as lenders therein and ATB Financial as administrative agent and ATB Financial, Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank Financial Markets and The Toronto-Dominion Bank as co-lead arrangers and co-bookrunners, as amended by the First Amending Agreement dated as of May 12, 2025 and as further amended to the Agreement Date; and (b) the letter agreement dated July 2, 2021 entered into by ATB Financial and the Corporation with respect to a revolving demand credit facility, as amended by the First Amending Agreement dated as of June 4, 2025 and as further amended to the Agreement Date.

“Credit Facility Consent” has the meaning specified in Section 4.12.

“Credit Facility Termination” has the meaning specified in Section 4.12.

“CT Act” means the Canada Transportation Act.

“CT Act Approval” means, either: (a) the Minister of Transport has given notice to Purchaser pursuant to section 53.1(4) of the CT Act of his opinion that the transactions contemplated by this Agreement and the Plan of Arrangement do not raise issues with respect to the public interest as it relates to national transportation; or (b) the Governor in Council has approved the transactions contemplated by this Agreement and the Plan of Arrangement pursuant to section 53.2(7) of the CT Act.

“D&O Insurance” has the meaning specified in Section 4.10(1).

“Data Security Requirements” means: (a) the Privacy Laws; (b) the terms of Contracts relating to the Processing, protection, or security of Personal Information or compliance with Privacy Laws; and (c) the Corporation and each of its Subsidiaries’ internal- and external- facing policies and procedures relating to privacy and data security.

“Debt Tender Offer” has the meaning specified in Section 4.13(1)(b).

“Debt Tender Offer Documents” has the meaning specified in Section 4.13(1)(b).

“Depositary” means such Person as the Corporation may appoint to act as depositary for the Shares in relation to the Arrangement, with approval of the Purchaser, acting reasonably.

“Disclosure Letter” means the disclosure letter dated the Agreement Date and delivered by the Corporation to the Purchaser with this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholder” has the meaning specified in the Plan of Arrangement.

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“DOL” has the meaning specified in Schedule C 22(a).

“DSU Agreement” means an agreement evidencing the terms of any Corporation DSU.

“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Electronic Communications Law” means any applicable Law governing the sending of marketing and promotional messages by electronic means, including, without limitation, An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act; the Competition Act; the Personal Information Protection and Electronic Documents Act; and the Telecommunications Act (CASL), Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (CAN-SPAM) and any related Laws or regulations.

“Eligible Holder” means a beneficial holder of Shares that is: (a) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

“Employee Plans” means all health, welfare, medical, dental, drug, hospital, vision, wellness, disability, sick leave, critical illness, accidental death and dismemberment, life, wage replacement, financial assistance, loan, supplemental unemployment benefit, change of control, retention, bonus, profit sharing, commission, option, stock appreciation, insurance, incentive, incentive compensation, deferred compensation, share purchase, equity, equity-based, phantom equity including the Incentive Plan, employment, individual consulting, severance, termination pay, paid time off, unemployment benefit, post-employment, post-retirement, fringe benefit, pension, savings, vacation, retirement or supplemental retirement plans or other benefit or compensation plans, programs, policies, agreements and arrangements including all “employee benefit plans” (within the meaning of section 3(3) of ERISA) for current or former directors, Corporation Employees, independent contractors or other individual service providers (or any dependent, survivor or beneficiary thereof) of the Corporation or its Subsidiaries, which are maintained, sponsored, contributed to, required to be contributed to, or funded by the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has or is reasonably expected to have any actual or potential liability or obligation, in each case, whether written or oral, whether or not subject to ERISA, qualified or nonqualified, funded or unfunded, registered or non-registered, or currently effective or terminated.

“Environmental Laws” has the meaning specified in Schedule C 27(a)(i).

“EPCRS” means the U.S. Internal Revenue Service’s Employee Plans Compliance Resolution System.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

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“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control, within the meaning of section 4001(b)(1) of ERISA, with the Corporation or any Subsidiary or that together with the Corporation or any Subsidiary is treated as a single employer under section 414(b), (c), (m) or (o) of the Code, currently or at any relevant time.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Final Order” means the final order of the Court pursuant to section 193(4) of the ABCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (with the consent of both the Corporation and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor Opinions” means, collectively, the RBC Opinion and the ATB Opinion.

“Financing” means any debt or equity financing to be provided by a Financing Source to the Purchaser or any of its affiliates for the purpose of financing (in whole or in part) the transactions contemplated by this Agreement and the Plan of Arrangement and for the purposes of Section 4.11, shall include Corporation Existing Notes Actions.

“Financing Source(s)” means any Lender, arranger or bookrunner party to the Purchaser or any of its affiliates in connection with any Financing and the respective directors, officers, employees, partners, agents, advisors and other Representatives of each of the foregoing.

“Governmental Entity” means: (a) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (b) any political subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any Securities Authority, the SEC or any stock exchange, including the TSX and the NYSE.

“Hazardous Materials” has the meaning specified in Schedule C 27(a)(i).

“Hedging Transaction” means: (a) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (b) any derivative or combination of these transactions.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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“HSR Clearance” means the expiry, termination or waiver of the applicable waiting period (or extensions thereof) in respect of the transactions contemplated by this Agreement and the Plan of Arrangement under the HSR Act.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Incentive Plans” means, collectively: (a) the Corporation Omnibus Incentive Plan; (b) Corporation DSU Plan; (c) the Tervita DSU Plan; (d) the Corporation Phantom Unit Cash Plan; and (e) the Corporation Unit Incentive Plan.

“Indemnified Persons” has the meaning specified in Section 4.10(4).

“Intellectual Property” means all intellectual property and related rights including the following, whether domestic, foreign, or otherwise: (a) patents, patent rights, applications for patents and patent disclosures, and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisionals, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof and all analogous rights; (b) proprietary and non-public business information, inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyrightable works, copyright registrations and applications for copyright registration and all moral rights associated with copyrights, copyright registrations and applications for copyright registration; (d) integrated circuit topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications for mask work registrations; (e) industrial designs, industrial designation registrations and applications, designs, design patents, design registrations and design registration applications; (f) trade names, trade name registrations, business names, corporate names, domain names, domain name registrations, social media accounts and handles, website names and world wide web addresses, common Law trademarks, trademark registrations, trademark applications, signs, trade dress and logos, service marks, brand names, all identifiers of source and the goodwill associated with any of the foregoing; (g) Software; and (h) any other intellectual property or industrial property of the same or similar nature.

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, and includes the regulations promulgated thereunder.

“Labour Agreement” has the meaning set forth in paragraph (f) of the definition of “Material Contract”.

“Law” means, with respect to any Person, any and all applicable supranational, national, federal, provincial, territorial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, Order or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and all policies, practices, guidelines, including, without limitation, Tax Laws.

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“Legacy Tervita DSUs” means any outstanding deferred share units of Tervita Corporation issued pursuant to the Tervita DSU Plan.

“Lenders” means the Persons lending money to the Purchaser or any affiliate thereof for the purpose of financing (in whole or in part) the transactions contemplated by this Agreement and the Plan of Arrangement.

“Licensed Intellectual Property” means all Intellectual Property licensed by the Corporation or its Subsidiaries.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, statutory or deemed trust, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, defect of title or encumbrance of any kind or any nature which, in substance, secures payment or performance of an obligation, and in each case, whether contingent or absolute and, without limitation to the foregoing, includes, in respect of the Corporation Real Property, any agreements, leases, options, easements, rights of way, restrictions, executions or other encumbrances, liens or interests (including notices or other registrations in respect of any of the foregoing) affecting title thereto.

“Malicious Code” means viruses, worms, trojan horses, back doors, drop dead devices, time bombs (as such terms are commonly understood in the Software industry), or any other code designed or intended to have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a Computer System or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Matching Period” has the meaning specified in Section 5.4(1).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is, or in the aggregate are, or would individually or in the aggregate reasonably be expected to have, a material and adverse effect on the business, operations, affairs, results of operations, assets, properties, capitalization, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise) or financial condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, occurrence, development, condition or event generally affecting any of the industries, businesses or segments in which the Corporation or any of its Subsidiaries operate;

(b)	global, international, national or regional political conditions (or any change, occurrence, development or event therein), including any general labour strikes or act of espionage, cyberattack, sabotage or terrorism or any outbreak of hostilities or any commencement or continuation of declared or undeclared war or any escalation or worsening thereof;

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(c)	conditions (or any change of development therein) in the general economic, business, banking, regulatory, credit, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;

(d)	any change in IFRS or regulatory accounting requirements applicable in the industries in which the Corporation or any of its Subsidiaries conducts business;

(e)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the Agreement Date;

(f)	any hurricane, flood, tornado, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic or outbreaks of illness, disease or other health crisis or event;

(h)	the failure by the Corporation to meet any internal, published, public or analyst projections, forecasts, guidance or estimates of revenues, earnings, cash flows or other measure of financial performance or results of operations, it being understood and agreed that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred (unless excluded by other clauses in this definition);

(i)	any actions taken by the Corporation or any of its Subsidiaries which is required to be taken pursuant to this Agreement or as required by applicable Law or any failure to take any action by the Corporation or any of its Subsidiaries which is expressly prohibited by this Agreement;

(j)	any matter which has been disclosed in the Disclosure Letter;

(k)	any action taken (or omitted to be taken): (i) upon the written request of the Purchaser or any of its affiliates; or (ii) with the written consent of, or under the authority, direction or control of the Purchaser or its affiliates;

(l)	the execution, announcement, pendency or performance of this Agreement or the consummation of the Arrangement and any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of the Corporation and/or any of its Subsidiaries with any of their respective customers, suppliers, officers, employees, partners, lessors, licensors, regulators, creditors, contractors and other Persons with which the Corporation or any of its Subsidiaries has business relations; or

(m)	any change in the market price, credit rating or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price, credit rating or trading volumes may be taken into account in determining whether a Material Adverse Effect has occurred unless excluded by other clauses in this definition);

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (a) through and including (g) above, materially and disproportionately adversely affects the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries, businesses or segments in which the Corporation and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Material Adverse Effect has occurred and unless expressly provided in any particular Section of this Agreement, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

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“Material Contract” means other than: (i) any intercompany Contract among only the Corporation and its Subsidiaries; and (ii) any Contract between the Purchaser and the Corporation, any Contract:

(a)	that the Corporation or any of its Subsidiaries are obligated to make or are entitled to receive payments on an annual basis in excess of $10,000,000, other than as contemplated in clause (o);

(b)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(c)	relating directly or indirectly to indebtedness for borrowed money, or to the guarantee, support, indemnification or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person other than the Corporation or any of the Subsidiaries in excess of $10,000,000;

(d)	that is listed on Schedule C 21 of the Disclosure Letter;

(e)	that is with respect to a Corporation Lease, the termination of which would be material to the Corporation and its Subsidiaries;

(f)	that is a collective bargaining agreement or other labour Contract with any labour union, works council, employee association or other labour organization (each a “Labour Agreement”);

(g)	relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlement of the Corporation or any of its Subsidiaries in excess of $10,000,000, after deduction of any amounts paid to the Corporation or that are otherwise recoverable under any insurance policy of the Corporation, and which have not been fully satisfied prior to the Agreement Date;

(h)	that is a partnership agreement, limited liability company agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership or limited liability company in which the Corporation or any of its Subsidiaries is a partner or member (or other participant), but excluding any such partnership or limited liability company which is a wholly-owned Subsidiary of the Corporation;

(i)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including whether by merger, amalgamation, sale of shares, sale of assets or otherwise) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $10,000,000 or pursuant to which any material obligations or rights of the Corporation or any of its Subsidiaries remain outstanding;

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(j)	that expressly limits or restricts: (i) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or (ii) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or conduct business, in each case in a manner that is material to the Corporation and its Subsidiaries taken as a whole;

(k)	that contains express exclusivity or non-solicitation obligations on the Corporation and its Subsidiaries (excluding any Contracts with Corporation Service Providers) or grants “most-favoured nation” or similar rights, that, in each case, impose material restrictions on the Corporation and its Subsidiaries;

(l)	restricting the incurrence of indebtedness by the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(m)	pursuant to which the Corporation or a Subsidiary provides board nomination or similar rights to a Securityholder;

(n)	providing termination payments, transaction payments, change of control payments or other similar payments or benefits, in each case that would be triggered by the Arrangement, in an amount in excess of $10,000,000;

(o)	for any capital expenditure or commitment to do so which individually or in the aggregate exceeds $10,000,000; or

(p)	relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Moelis” means Moelis & Company.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“No Action Letter” means written confirmation from the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and the Plan of Arrangement.

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“Non-Recourse Party” has the meaning specified in Section 8.12.

“NYSE” means the New York Stock Exchange.

“Odyssey” means Odyssey Trust Company.

“officer” has the meaning specified in the Securities Act.

“OHSA” has the meaning specified in Schedule C 22(p).

“Order” means any order, injunction, judgement, decree, determination, writ, consent, stipulation, award or ruling of, or agreement (including without limitation any settlement agreement, disciplinary agreement, consent or conciliation agreement, or memoranda of understanding) with, any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by the Corporation or one of its Subsidiaries on the one hand, or the Purchaser or its Subsidiaries on the other hand, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or such Subsidiary, or the Purchaser or such Subsidiary, respectively, consistent with past practices.

“Outside Date” means November 1, 2026, or such later date as may be agreed to in writing by the Parties. If the Effective Date has not occurred by November 1, 2026 as a result of the failure to satisfy the condition set forth in Section 6.1(4) or Section 6.1(5) (if the Law giving rise to the failure of such condition to be satisfied relates to any Required Regulatory Approval), then any Party may elect by notice in writing delivered to the other Parties by no later than 5:00 p.m. on or before the then-current Outside Date (as extended), to extend the Outside Date for not less than thirty (30) days from the then-current Outside Date (including as previously extended); provided further that, notwithstanding the foregoing: (a) a Party shall not be permitted to extend the Outside Date if the failure to satisfy such condition is primarily the result of a material breach of such Party’s covenants in this Agreement; and (b) the aggregate extension periods for the Outside Date, when combined, shall not exceed ninety (90) days from November 1, 2026.

“Party” has the meaning specified in the preamble.

“Payoff Letter” has the meaning specified in Section 4.12.

“Permitted Dividends” means, in respect of the Shares, the regular quarterly dividends declared and paid on the Shares, with a record date of the last Business Day of each of March, June, September and December occurring on or after the Agreement Date and prior to the Effective Date in accordance with the Corporation’s Ordinary Course historical practice, including with respect to timing of declaration, provided that in no circumstance shall the amount of any such regular quarterly dividend exceed $0.105 per Share.

“Permitted Liens” means, in respect of the Corporation or any of its Subsidiaries, any one or more of the following:

(a)	easements, rights of way, servitudes or other similar rights, including rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires;

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(b)	the regulations and any rights reserved to or vested in any Governmental Entity to levy Taxes or to control or regulate a Party’s interests in any manner, including the right to control or regulate production rates and the conduct of its operations;

(c)	Liens for Taxes that are not due or delinquent, or the validity of which are being contested in good faith by a Party and in respect of which reserves have been provided in accordance with IFRS;

(d)	the reservations, limitations, provisos and conditions in any grants or transfers from the Crown or any other Governmental Entity in respect of any of the lands or lands pooled or unitized therewith or interests therein and exceptions to title under any applicable Laws;

(e)	inchoate or statutory Liens of contractors, subcontractors, carriers, warehousemen, mechanics, workmen, repairmen, builders, workers, suppliers and materialmen and other similar Liens in respect of the construction, maintenance, repair or operation of real or personal property arising or incurred in the Ordinary Course, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any real or personal property and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(f)	undetermined or inchoate Liens, or Liens being contested in good faith, incurred or created in the Ordinary Course as security for a Party’s share of the costs and expenses of the development or operation of any of its properties or assets, which costs and expenses are not due or delinquent;

(g)	any Liens under the Credit Facilities or the security provided thereunder; or

(h)	Liens listed in Schedule 1.1 – Permitted Liens of the Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal Representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information about an identifiable individual, including information that, alone or in combination with other available information, may be used to identify an individual, including any information to which Privacy Laws may apply.

“Plan of Arrangement” means the plan of arrangement in the form of Schedule A to this Agreement, and any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement, the terms of the Interim Order or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.15(1).

“Privacy Laws” means all Laws, legal requirements, self-regulatory guidelines and binding industry standards concerning privacy, cybersecurity, or the Processing or protection of Personal Information by the Corporation or any of its Subsidiaries (including, to the extent applicable, the Payment Card Industry Data Security Standard).

“Process”, “Processing”, and similar terms, means to collect, create, receive, acquire, access, store, maintain, retain, use, analyze, modify, manipulate, handle, copy, transmit, transfer, disclose, communicate, aggregate, anonymize, de-identify, destroy, erase, or dispose of.

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“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Convertible Securities” has the meaning specified in Schedule D 6(c).

“Purchaser Data Room” means all documents made available in the electronic data room, as hosted on Intralinks, as it existed as of 9:00 a.m. on April 11, 2026, and made available by the Purchaser to the Corporation and its Representatives in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

“Purchaser Filings” means all documents publicly filed or furnished by or on behalf of the Purchaser or its Subsidiaries, which are available for public viewing on SEDAR+ and EDGAR under the Purchaser’s profile, since January 1, 2025.

“Purchaser Financial Statements” means, collectively: the audited consolidated financial statements of the Purchaser as at and for the years ended December 31, 2025 and 2024, together with the related auditors’ report on and notes to such financial statements.

“Purchaser Incentive Plans” means, collectively: (a) the deferred share unit plan of the Purchaser; and (b) the long-term incentive plan of the Purchaser.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is, or in the aggregate are, or would individually or in the aggregate reasonably be expected to have, a material and adverse effect on the business, operations, affairs, results of operations, assets, properties, capitalization, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise) or financial condition (financial or otherwise) of the Purchaser and its Subsidiaries, taken as a whole; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, occurrence, development, condition or event generally affecting any of the industries, businesses or segments in which the Purchaser or any of its Subsidiaries operate;

(b)	global, international, national or regional political conditions (or any change, occurrence, development or event therein), including any general labour strikes or act of espionage, cyberattack, sabotage or terrorism or any outbreak of hostilities or any commencement or continuation of declared or undeclared war or any escalation or worsening thereof;

(c)	conditions (or any change of development therein) in the general economic, business, banking, regulatory, credit, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;

(d)	any change in IFRS or regulatory accounting requirements applicable in the industries in which the Purchaser or any of its Subsidiaries conducts business;

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(e)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the Agreement Date;

(f)	any hurricane, flood, tornado, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic or outbreaks of illness, disease or other health crisis or event;

(h)	the failure by the Purchaser to meet any internal, published, public or analyst projections, forecasts, guidance or estimates of revenues, earnings, cash flows or other measure of financial performance or results of operations, it being understood and agreed that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred (unless excluded by other clauses in this definition);

(i)	any actions taken by the Purchaser or any of its Subsidiaries which is required to be taken pursuant to this Agreement or as required by applicable Law or any failure to take any action by the Purchaser or any of its Subsidiaries which is expressly prohibited by this Agreement;

(j)	any matter which has been disclosed in writing by the Purchaser to the Corporation prior to the Agreement Date;

(k)	any action taken (or omitted to be taken): (i) upon the written request of the Corporation or any of its affiliates; or (ii) with the written consent of, or under the authority, direction or control of the Purchaser or any of its affiliates;

(l)	the execution, announcement, pendency or performance of this Agreement or the consummation of the Arrangement and any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of the Purchaser and/or any of its Subsidiaries with any of their respective customers, suppliers, officers, employees, partners, lessors, licensors, regulators, creditors, contractors and other Persons with which the Purchaser or any of its Subsidiaries has business relations; or

(m)	any change in the market price, credit rating or trading volumes of any securities of the Purchaser (it being understood that the causes underlying such change in market price, credit rating or trading volumes may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred unless excluded by other clauses in this definition);

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (a) through and including (g) above, materially and disproportionately adversely affects the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries, businesses or segments in which the Purchaser and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred and unless expressly provided in any particular Section of this Agreement, references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

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“Purchaser Multiple Voting Shares” means the multiple voting shares in the capital of the Purchaser.

“Purchaser Shares” means, collectively, the Purchaser Subordinate Voting Shares, Purchaser Multiple Voting Shares, Series A convertible preferred shares in the capital of the Purchaser and the Series B convertible preferred shares in the capital of the Purchaser.

“Purchaser Specified Exemptions” has the meaning specified in Section 4.2(1).

“Purchaser Subordinate Voting Shares” means the subordinate voting shares in the capital of the Purchaser.

“Rating Agencies” means: (a) S&P Global Ratings Canada and any successor to the ratings business thereof; (b) Moody’s Investors Service, Inc. and any successor to the ratings business thereof; (c) Fitch Ratings, Inc. and its Subsidiaries, and any successor to the ratings business thereof; and (d) any replacement ratings agency selected by the Corporation in accordance with the terms of the Corporation Indentures; and “Rating Agency” means any one of them.

“RBC Capital Markets” means RBC Dominion Securities Inc.

“RBC Opinion” means the opinion of RBC Capital Markets to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

“Recipient” has the meaning specified in Section 4.7(1).

“Record Date” means the record date for the Shareholders entitled to notice of and to vote at the Meeting.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by applicable Law or a Governmental Entity (and any extensions thereof, including through a timing or other agreement), in each case in connection with the Arrangement and includes the Required Regulatory Approvals, but excludes the Interim Order, the Final Order and any other approval of the Arrangement by the Court.

“Remedy” has the meaning specified in Section 4.5(5).

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

“Required Information” has the meaning specified in Section 4.11(1).

“Required Regulatory Approvals” means the Competition Act Approval, the CT Act Approval and the HSR Clearance.

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“Required Shareholder Approval” has the meaning specified in Section 2.2(b).

“Resignations and Mutual Releases” has the meaning specified in Section 2.9(2).

“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.

“Sanctioned Country” means any country or region that is, or has at any time been, the subject of comprehensive country-wide or region-wide Sanctions from time to time. As of the Agreement Date, these countries and regions are: Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the territory it controls in the Donetsk oblast of Ukraine, the so-called Luhansk People’s Republic and the territory it controls in the Luhansk oblast of Ukraine, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, and the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation.

“Sanctioned Person” means (a) any Person listed or designated under any Sanctions, (b) any Person organized, or resident in a Sanctioned Country, or (c) any Person owned 50% or more, individually or in the aggregate, directly or indirectly, by, or controlled as determined in accordance with the control test under applicable law by, or acting or purporting to act on behalf of any Person described in (a).

“Sanctions” means any anti-terrorism or economic sanctions Laws, embargoes, or restrictive measures imposed, enacted, administered or enforced from time to time by any Governmental Entity of: (a) the United States, including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State; (b) Canada, including Global Affairs Canada, the Minister of Public Safety (Canada), and any other relevant sanctions authority pursuant to the Special Economic Measures Act (Canada), the United Nations Act (Canada), Part II.1 (Terrorism) of the Criminal Code (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), and any other similar economic sanctions Law; (c) the United Kingdom; (d) the European Union and each of its member states; and (e) any other applicable foreign jurisdiction.

“SEC” means the United States Securities and Exchange Commission.

“Section 85 Election” has the meaning specified in Section 2.13.

“Section 85 Election Period” has the meaning specified in Section 2.13.

“Section 85 Tax Election Form” has the meaning specified in Section 2.13.

“Securities Act” means the Securities Act (Alberta).

“Securities Authority” means collectively, the ASC, or any other applicable securities commission or regulatory authority of each province or territory of Canada.

“Security Safeguards” has the meaning specified in Schedule C 28(j).

“Securityholders” means, collectively, the Shareholders and the holders of Corporation Options, Corporation RSUs, Corporation PSUs, Corporation DSUs, Legacy Tervita DSUs and Corporation Existing Notes.

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“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

“Share Consideration” means the consideration in the form of Consideration Shares to be paid to Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement.

“Shareholders” means the registered and/or beneficial holders of Shares, as the context requires.

“Shares” means the common shares in the capital of the Corporation.

“Software” means computer software and programs (both source code and object code form), all legally recognizable proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Special Committee” means the special committee of the Board.

“Stock Exchange Approvals” means collectively: (a) the conditional approval of the TSX for the listing of the Consideration Shares on the TSX, subject only to customary conditions; and (b) the Consideration Shares being accepted for listing on the NYSE, subject to official notice of issuance.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons who is arm’s length to the Corporation (within the meaning of the Tax Act) made after the Agreement Date:

(a)	that complies in all material respects with applicable Canadian Securities Laws and did not result from a breach of Article 5;

(b)	that is not subject to any financing condition;

(c)	in respect of which it has been demonstrated to the satisfaction of the Board (or any relevant committee thereof), acting in good faith after consultation with its financial advisor(s) and external legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(d)	that is not subject to any due diligence or access condition, other than an access provision that is no less favourable to the Corporation than Section 4.6 [Access to Information; Confidentiality];

(e)	that the Board (or any relevant committee thereof) has determined in good faith, after consultation with its financial advisor(s) and external legal counsel, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates; and

(f)	in respect of which the Board (or any relevant committee thereof) has determined in good faith, after consulting with its external legal counsel and financial advisor(s), would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

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“Superior Proposal Notice” has the meaning specified in Section 5.4(1).

“Supporting Shareholders” means the Shareholders who have executed Voting Support Agreements.

“Tax” or “Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, tariffs, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, escheat, abandoned or unclaimed property, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, ad valorem, alternative or add-on minimum, global minimum or “Pillar 2”, and including all license and registration fees and all employment/unemployment insurance, health insurance, government pension plan premiums or contributions, social security premiums and workers’ compensation premiums; (b) any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and (c) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on amounts of the type described in clauses (a) or (b) above or this clause (c).

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

“Tax Returns” means any and all returns, reports, declarations, disclosures, elections, notices, forms, designations, schedules, attachments, filings, and statements (including any amendments, schedules, attachments or supplements thereto, withholding Tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).

“Terminating Party” has the meaning specified in Section 4.9(3).

“Termination Notice” has the meaning specified in Section 4.9(3).

“Tervita DSU Plan” means the amended and restated deferred share unit plan pertaining to Legacy Tervita DSUs.

“Trade Control Laws” means all applicable Laws concerning the importation or exportation of merchandise, Sanctions, the export or reexport of products, services, software and technology, import and export controls, import or export authorizations, tariff rate quotas and related import or export allocations, including anti-boycott Laws, the payment of customs duties, tariffs, Taxes, surtaxes or other charges on imported or exported goods, the tariff classification, valuation and determination of origin of imported goods, special trade measures and safeguards (including antidumping and countervailing measures), certificates of origin and other similar documents issued pursuant to applicable free trade agreements, the examination, possession or transfer of controlled goods, or the in-transit movement and cross-border transportation and storage of goods (including the Export Administration Regulations administered by the U.S. Department of Commerce, the Export and Import Permits Act (Canada) and its regulations administered by Global Affairs Canada, and all customs and import and export Laws administered by U.S. Customs and Border Protection or the Canada Border Services Agency).

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“Transaction Personal Information” has the meaning specified in Section 4.7(1).

“Transferor” has the meaning specified in Section 4.7(1).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“U.S. Intended Tax Treatment” has the meaning specified in Section 2.14.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Securities Exchange Act, and all rules, regulations and orders promulgated by the SEC under either of such statutes, together with any successor or comparable federal securities laws of the United States.

“Voting Support Agreements” has the meaning specified in the preamble.

“wilful breach” means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(b)	Currency. All references to dollars or to “$” are references to Canadian dollars.

(c)	Gender and Number. Any reference to a gender includes all genders. Words importing the singular number also include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article,” “Section,” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The terms “made available”, “provided to” and “delivered”, as the context requires, mean copies of the subject materials that were included in the Corporation Data Room or Purchaser Data Room, as applicable or otherwise provided in writing to or for in person review by the Purchaser or the Corporation, as applicable, or any of its affiliates and/or its Representatives, by or on behalf of the Corporation or Purchaser, as applicable.

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(e)	Disclosure in Writing. References to disclosure “in writing” herein shall, in the case of the Purchaser, include disclosure provided by the Corporation to the Purchaser or its Representatives or as contained in the Disclosure Letter, or in the case of the Corporation, include disclosure provided by the Purchaser to the Corporation.

(f)	Materiality: Unless expressly provided in a particular section of this Agreement: (i) references in this Agreement to dollar amounts, percentages or other numerical thresholds; and (ii) the inclusion of any item or matter in the Disclosure Letter, in each case, are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining materiality or any standard of materiality.

(g)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(h)	Knowledge. Any reference in this Agreement to the “knowledge” of the Corporation, means to the actual knowledge of the Corporation’s President & Chief Executive Officer, Corporation’s Chief Financial Officer, Corporation’s Chief Operating Officer and the Corporation’s Corporate Secretary and General Counsel after reasonable inquiry of their respective direct reports and without any further inquiry or investigation, and any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge of the Purchaser’s Chief Executive Officer, the Purchaser’s Executive Vice-President and Chief Financial Officer and the Purchaser’s Executive Vice President and Chief Legal Officer, after reasonable inquiry of their respective direct reports and without any further inquiry or investigation.

(i)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.

(j)	Statutes. Any reference to a statute refers to such statute and all rules, regulations and binding guidance made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(k)	Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made, or such action will be taken on or not later than the next succeeding Business Day.

(l)	Time References. References to time are to local time, Calgary, Alberta.

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Section 1.3	Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Section 1.4	Disclosure Letter.

For the purpose of this Agreement, it is acknowledged and agreed that disclosure in any section, subsection or schedule of the Disclosure Letter will be deemed disclosed with respect to all Sections of this Agreement and all other sections, subsections or schedules of the Disclosure Letter to the extent the relevance of such disclosure to such Section or subsection is reasonably apparent on the face of such disclosure. The Disclosure Letter forms an integral part of this Agreement for all purposes of it.

Article 2
THE ARRANGEMENT

Section 2.1	Arrangement.

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order.

The Corporation shall, as soon as reasonably practicable after the Agreement Date, but in any event, at a time so as to permit the Meeting to be held on or before the date specified in Section 2.3(b), apply to the Court in a manner reasonably acceptable to the Purchaser and, in cooperation with the Purchaser, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be: (i) at least two-thirds of the votes cast on such resolution by Shareholders present in person or represented by proxy at the Meeting; and (ii) if required under applicable Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by Shareholders in person or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (together, with any other vote required under the Interim Order, the “Required Shareholder Approval”);

(c)	that the Meeting may be held as a virtual or hybrid shareholder meeting and that Shareholders who participate in the Meeting by virtual means will be deemed present at the Meeting;

(d)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as of the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

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(f)	that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with the terms of this Agreement without the need for additional approval of the Court, and that notice of any such adjournment or postponement may be given by such method as the Corporation determines is appropriate in the circumstances, and that the time period required by any such adjournment or postponement shall be for such time period or periods as the Corporation deems advisable;

(g)	that the deadline for the submission of proxies by Shareholders for the Meeting shall be forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the Meeting, subject to waiver by the Corporation in accordance with the terms of this Agreement;

(h)	for the fixing of the Record Date and that the Record Date will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by applicable Law;

(i)	for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by the Corporation in connection with the Meeting), including material changes, may be mailed, filed or otherwise publicly disseminated to the Shareholders, and such other Persons as may be required by the Interim Order;

(j)	subject to the foregoing and any variations prescribed in the Interim Order, in all other respects, the terms, restrictions and conditions of the Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(k)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(l)	for such other matters as the Purchaser or the Corporation (in each case with the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed) may reasonably require, subject to approval of the Court.

Section 2.3	The Meeting.

Subject to the terms of this Agreement and receipt of, and subject to the terms of, the Interim Order, the Corporation shall:

(a)	in consultation with the Purchaser: (i) fix and publish a Record Date for the purposes of determining the Shareholders entitled to receive notice of and vote at the Meeting; and (ii) determine the format (hybrid or virtual) of the Meeting;

(b)	convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s Constating Documents and applicable Law as soon as reasonably practicable after the Agreement Date (and in any event, but subject to availability of the Court for the Interim Order, before June 15, 2026), for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting, except:

(i)	in the case of an adjournment, as required for quorum purposes;

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(ii)	as required or permitted under Section 4.9(3) [Notice and Cure Provisions] or Section 5.4(6) [Superior Proposal Notice];

(iii)	at the reasonable request of the Purchaser for the purpose of attempting to obtain the Required Shareholder Approval in which case, the Meeting shall be held within ten (10) Business Days of the latest date then scheduled for the Meeting, in accordance with this Agreement, provided that Purchaser may request only one such adjournment or postponement; or

(iv)	as required by applicable Law or by a Governmental Entity.

(c)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement and the Plan of Arrangement, including, at the Corporation’s option, or if so requested by the Purchaser, at the Purchaser’s expense, using dealer and proxy solicitation services firms selected by the Corporation and approved by the Purchaser, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution;

(d)	permit the Purchaser to solicit, on behalf of the Corporation, proxies in favour of the approval of the Arrangement Resolution and disclose in the Circular that the Purchaser may make such solicitations;

(e)	promptly provide the Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm retained by the Corporation, as reasonably requested from time to time by the Purchaser;

(f)	give notice to the Purchaser of the Meeting and allow the Purchaser and its Representatives and their respective external legal counsel to attend the Meeting (including by virtual means);

(g)	not change the Record Date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by applicable Law or the Interim Order, or with the Purchaser’s written consent (not to be unreasonably withheld, conditioned or delayed);

(h)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Corporation in respect of the Arrangement Resolution;

(i)	promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or to the knowledge of the Corporation, threatened to be brought by) any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Corporation to any Shareholder exercising or purporting to exercise Dissent Rights, and shall: (i) cooperate and consult with the Purchaser in advance in connection with any discussions or communications with any Person in opposition to the Arrangement, including, subject to applicable Law, providing the Purchaser and its external legal counsel with an opportunity to review and comment on any written communications sent by or on behalf of the Corporation to such Person, and shall give reasonable and due consideration to any comments made by the Purchaser and its external legal counsel; and (ii) provide the Purchaser with an opportunity to participate in any discussions with any such Person;

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(j)	not without the prior written consent of the Purchaser, not to be unreasonably withheld, waive the deadline for the submission of proxies by Shareholders for the Meeting;

(k)	promptly notify the Purchaser if the Corporation becomes aware of any beneficial holder of Shares that becomes a registered holder of Shares by withdrawing such holder’s Shares prior to the Meeting from the book-based system;

(l)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; and

(m)	at the request of the Purchaser from time to time, acting reasonably, provide the Purchaser with a list (in electronic form) of: (i) the registered Shareholders, together with their addresses and respective holdings of Shares, all as shown on the records of the Corporation, as of a date that is not more than five (5) Business Days prior to the date of delivery of such list; and (ii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Corporation using the procedures set forth under applicable Canadian Securities Laws. The Corporation shall from time to time request that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders entitled to vote on the Arrangement Resolution.

Section 2.4	The Circular.

(1)	The Corporation shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by applicable Law in connection with the Meeting and the Arrangement, including obtaining the Financial Advisor Opinions for inclusion in the Circular, and the Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed in all jurisdictions where it is required to be filed and sent to each Shareholder and other Persons as required by the Interim Order and applicable Law, in each case so as to permit the Meeting to be held by the deadline specified in Section 2.3(b), provided that the Purchaser shall have complied with Section 2.4(4).

(2)	On the date of mailing thereof, the Corporation shall ensure that the Circular complies in all material respects with the Interim Order and applicable Law and, does not contain any misrepresentation (other than with respect to any information, including with respect to the Purchaser or its affiliates, that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular, including pursuant to Section 2.4(4)) and contains sufficient detail (including with respect to the Purchaser or its affiliates that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular, including pursuant to Section 2.4(4)) to permit the Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Meeting. Without limiting the generality of the foregoing, the Circular must include: (a) a summary and copies of the Financial Advisor Opinions; (b) a statement that the Board has received the RBC Opinion and upon the recommendation of the Special Committee and the advice of its external legal and financial advisors, the Board has unanimously: (i) determined that the Consideration to be received by the Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation; (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement (the “Board Recommendation”); (c) a statement that the Supporting Shareholders have entered into the Voting Support Agreements, pursuant to which, and subject to the terms and conditions thereof, they have agreed to vote all of their Shares in favour of the Arrangement Resolution and against any resolutions submitted by any Shareholder that are inconsistent with the Arrangement; (d) if applicable, disclosure of how to access the Meeting electronically, any minimum technology requirements to do so, and a method of seeking help in the event Shareholders are having difficulty logging into the Meeting; and (e) if applicable, include information on how Shareholders and proxyholders can vote electronically at the Meeting and any limitations on the ability to ask questions.

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(3)	The Corporation shall give the Purchaser and its external legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents prior to printing and filing with any Governmental Entity, and shall give reasonable and due consideration to any comments made by the Purchaser and its external legal counsel, and agrees that all information relating solely to the Purchaser and its affiliates, that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement, must be in a form and content satisfactory to the Purchaser and the Corporation, each acting reasonably and shall comply with all applicable Canadian Securities Laws. The Corporation shall provide the Purchaser or its external legal counsel with a final copy of the Circular prior to its mailing to Shareholders.

(4)	The Purchaser shall provide, on a timely basis, in writing to the Corporation all information concerning the Purchaser and its affiliates that is required by the Interim Order or applicable Law to be included by the Corporation in the Circular or in other related documents or all other information relating to the Purchaser as the Corporation or the Purchaser may reasonably ask for inclusion, including, without limitation, any pro forma financial statements of the Purchaser including the related notes thereto. The Purchaser shall ensure that such information does not contain any misrepresentation, is prepared, in each case, in accordance with IFRS and applicable Canadian Securities Law, and shall obtain all necessary consents from the Purchaser’s auditor or other experts as may be necessary for the inclusion of such information in the Circular.

(5)	The Purchaser shall indemnify and hold harmless the Corporation, its Subsidiaries and their Representatives (to the extent that such Representatives are assessed with statutory liability therefor) from and against all direct and indirect liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by the Corporation, its Subsidiaries or any of their Representatives as a result of, or arising from, any misrepresentation contained in any information included in the Circular that was furnished in writing by or on behalf of the Purchaser, its affiliates and its Representatives acting on their behalf for inclusion in the Circular.

(6)	The Corporation shall indemnify and save harmless the Purchaser, its Subsidiaries and its Representatives (to the extent that such Representatives are assessed with statutory liability therefor) from and against all direct and indirect liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by the Purchaser, its Subsidiaries or its Representatives as a result of, or arising from, any misrepresentation contained in any information included in the Circular, other than any information that was furnished in writing by or on behalf of the Purchaser, its affiliates and its Representatives acting on their behalf for inclusion in the Circular.

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(7)	Each Party shall promptly notify the other Party if it becomes aware that the Circular contains any misrepresentation or otherwise requires an amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Interim Order or by applicable Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(8)	The Corporation shall promptly:

(i)	notify the Purchaser upon the receipt of any correspondence with respect to the Circular, the Meeting or the Arrangement, whether written or oral, from any Securities Authority or the staff of a Securities Authority or any request from any Securities Authority or the staff of a Securities Authority for information related to the Circular, the Meeting or the Arrangement or amendments or supplements to the Circular; and

(ii)	provide the Purchaser with copies of all correspondence with respect to the Circular, the Meeting or the Arrangement, between the Corporation and its Representatives, on the one hand, and any Securities Authority or the staff of a Securities Authority, on the other hand with respect to such correspondence.

(9)	The Corporation shall respond as promptly as reasonably practicable to any correspondence with respect to the Circular, the Meeting or the Arrangement from any Securities Authority or the staff of a Securities Authority and shall give the Purchaser and its external legal counsel a reasonable opportunity to review and comment on any such response prior to submitting it to any Securities Authority or the staff of a Securities Authority, and shall give reasonable and due consideration to any comments made thereon by the Purchaser and its external legal counsel and if legally permissible, each of the Corporation and the Purchaser shall provide the other and their respective external legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with any Securities Authority or the staff of a Securities Authority regarding the Circular, the Meeting or the Arrangement.

Section 2.5	Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall use commercially reasonable efforts to submit the Arrangement to the Court and diligently pursue an application for the Final Order, promptly and in any event, but, subject to scheduling availability of the Court, no later than the second (2nd) Business Day after the Arrangement Resolution is passed, or at such other time as agreed to by the Corporation and the Purchaser, each acting reasonably.

Section 2.6	Court Proceedings.

Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Corporation seeking the Interim Order and the Final Order, including by providing to the Corporation, on a timely basis, any information regarding the Purchaser as required by applicable Law, or reasonably requested by the Corporation, to be supplied by the Purchaser and its affiliates in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall:

(1)	diligently pursue, and cooperate with the Purchaser to obtain, the Interim Order and the Final Order;

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(2)	provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court, the ASC or any other Securities Authority in connection with the Arrangement, including drafts of the Interim Order and Final Order, and give reasonable and due consideration to all comments of the Purchaser and its external legal counsel, provided, however, that the Corporation agrees that all information relating solely to the Purchaser and its affiliates included in all such materials must be in a form and content satisfactory to the Purchaser and the Corporation, each acting reasonably;

(3)	provide external legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Corporation or its external legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	not, unless required to do so under applicable Law, file any materials with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement;

(6)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Corporation is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement, and if at any time after the issuance of the Final Order and prior to the Effective Date, the Corporation is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7	Incentive Plans.

(1)	Each Corporation Incentive shall be treated in accordance with the Plan of Arrangement without notice to, or the consent or approval of, the holders.

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(2)	All amounts and consideration payable in respect of a Corporation Incentive pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with the Plan of Arrangement.

(3)	Notwithstanding any provision herein to the contrary, prior to the Effective Time but subject to and conditioned on the Closing, the Corporation or the Board, as applicable, shall, subject to the prior written consent of the Purchaser, adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the Corporation Incentives.

(4)	The Corporation will ensure that it has available funds, at the Effective Time, sufficient to make the cash payments described in the Plan of Arrangement and the Purchaser shall cause to be delivered to the Depositary, a sufficient number of Consideration Shares in respect of the consideration payable for each Corporation Incentive pursuant to the Plan of Arrangement.

Section 2.8	Articles of Arrangement and Effective Date.

(1)	The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective as of the Effective Time, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

(2)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A and any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Corporation and the Purchaser, each acting reasonably, such consent not to be unreasonably withheld, conditioned or delayed.

(3)	The closing of the transactions contemplated by this Agreement and the Plan of Arrangement (the “Closing”), including the filing of the Articles of Arrangement with the Registrar by the Corporation, shall occur as soon as reasonably practicable (and in any event not later than two (2) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.8(3), a Party has delivered a Termination Notice pursuant to Section 4.9(3), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

(4)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the ABCA. The Closing of the Arrangement will take place via electronic document exchange (by email or other electronic means) unless otherwise agreed upon by the Parties.

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Section 2.9	Corporation Employee and Director Matters.

(1)	From and after the Effective Time, the Purchaser shall honour each Corporation Employees’ length of service with the Corporation and will give due consideration to the continued employment of the Corporation Employees (other than the Corporation’s NEOs).

(2)	Prior to the Effective Time, the Corporation shall use commercially reasonable efforts to obtain resignations and mutual releases (the “Resignations and Mutual Releases”) (in a form satisfactory to the Purchaser, the Corporation and such resigning individual, each acting reasonably), effective and conditional upon the completion of the Arrangement, from the directors of the Board and each of the Corporation’s NEOs, and the Corporation shall deliver such Resignations and Mutual Releases to the Purchaser on or prior to the Effective Date. Such Corporation NEOs that execute their respective Resignations and Mutual Releases shall, on the Effective Date, be paid their full entitlements under their respective employment agreements with the Corporation and in respect of the Corporation Incentives held, in accordance with the terms thereof, all arising from the cessation of their employment on a without cause basis.

(3)	All of the Corporation Employees (other than the Corporation NEOs) will continue in their employment after the Effective Date notwithstanding the transactions contemplated by this Agreement. Following the Effective Date and ending on the date that is 12 months from the Effective Date, the Purchaser may identify Corporation Employees who will be terminated by the Purchaser without cause, as applicable, and the Purchaser will provide any such terminated Corporation Employee with termination notice, pay in lieu of notice and/or entitlements in accordance with the terminated Corporation Employee’s employment agreement and applicable Law, including any severance policy of the Corporation in place as of the date hereof.

(4)	The Parties acknowledge and agree that the provision of this Section 2.9 is solely for the benefit of the Parties to this Agreement and shall not constitute a guarantee of employment or prevent the Purchaser from causing the Corporation or any Subsidiary to terminate the employment of any of their respective employees at any time for any lawful reason. No provision of this Section 2.9 shall, constitute the establishment or adoption of an amendment to any employee benefit.

Section 2.10	Payment of Consideration and Other Amounts.

The Purchaser shall, prior to Closing, deposit, or cause to be deposited with the Depositary in escrow the aggregate Cash Consideration payable to Shareholders (the terms and conditions of such escrow to be satisfactory to the Corporation, the Depositary and the Purchaser, each acting reasonably) and an irrevocable instruction letter to the Purchaser’s transfer agent providing for the transfer to the Depositary of a number of Consideration Shares equal to the aggregate Share Consideration deliverable to Shareholders, in each case as provided for in the Plan of Arrangement, excluding any such payment in respect of Shares for which Dissent Rights have been validly exercised and not withdrawn.

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Section 2.11	Withholding Rights.

(1)	Each of the Corporation, the Purchaser, the Depositary and any Person that makes a payment in connection with this Agreement or the Plan of Arrangement (each a “payor”), as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person in connection with this Agreement or the Plan of Arrangement, including any amounts paid to Shareholders exercising Dissent Rights and dividends and other amounts otherwise payable to any former Shareholders or holders of Corporation DSUs, Legacy Tervita DSUs, Corporation RSUs, Corporation PSUs, Corporation Phantom RSUs or Corporation Phantom PSUs, such amounts (whether in cash or Consideration Shares) as it is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any other applicable Law in respect of Taxes and shall remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

(2)	Any payor under this Section 2.11 is hereby authorized to sell or otherwise dispose of any Consideration Shares issuable pursuant to the Arrangement as is necessary to provide sufficient funds to the payor, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and no payor shall be liable to any Person for any deficiency in respect of any proceeds received, and the payor, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Section 2.12	U.S. Securities Laws.

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, assuming the Final Order is granted by the Court, all Consideration Shares issued pursuant to the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from applicable state securities laws.

Section 2.13	Tax Rollover.

An Eligible Holder who receives Consideration Shares pursuant to the Arrangement will be entitled to make an income Tax election, pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act, as applicable (and in each case, where applicable, the analogous provision of provincial income Tax Law) (a “Section 85 Election”), by providing two duly completed and signed copies of the election form prescribed by the Tax Act (and, if applicable, any provincial Tax statute) (each, a “Section 85 Tax Election Form”) to the Purchaser within 90 days following the Effective Date (the “Section 85 Election Period”). Provided such information is correct and complete and in compliance with the requirements imposed under the Tax Act (or applicable provincial income Tax Law), the Purchaser covenants and agrees to, within 60 days after the receipt thereof, return two signed copies of each Section 85 Tax Election Form so delivered to it to such Eligible Holders for filing with the applicable Governmental Entities by such Eligible Holder. The Purchaser will not be responsible for the proper or accurate completion of any Section 85 Tax Election Form or for checking or verifying the contents of any Section 85 Tax Election Form and, except for the Purchaser’s obligation to return, within 60 days of receipt, duly completed Section 85 Tax Election Forms received by it before the end of the Section 85 Election Period, none of the Purchaser, the Corporation or any successor corporation will be responsible for any Taxes or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the Section 85 Tax Election Forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax Law). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a Section 85 Tax Election Form to an Eligible Holder that does not provide the necessary information within the Section 85 Election Period but will have no obligation to do so. The Purchaser will deliver a Tax instruction letter to an Eligible Holder promptly upon receipt of a letter of transmittal in which the Eligible Holder has indicated that such Eligible Holder wishes to receive a Tax instruction letter. The Tax instruction letter will provide general instructions on how to make the Section 85 Election.

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Section 2.14	U.S. Intended Tax Treatment.

For U.S. federal income tax purposes, the Arrangement is intended to constitute a single, integrated transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement, together with the Plan of Arrangement is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code (the “U.S. Intended Tax Treatment”). To the extent applicable, each Party agrees to file all U.S. federal income Tax Returns, including IRS Form 8937, if applicable, in a manner consistent with the U.S. Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the U.S. Intended Tax Treatment, and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from so qualifying for the U.S. Intended Tax Treatment.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Corporation.

(1)	Other than in the case of the representations and warranties contained in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 4 [Governmental Authorizations], 5 [No Conflict/Non-Contravention], 6 [Capitalization], 14 [Brokers], and 18(b) [No Material Adverse Effect] of Schedule C, except as disclosed in the Disclosure Letter and the Corporation Filings (excluding any language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements) prior to the Agreement Date, the Corporation hereby represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Corporation; provided that nothing in this Section 3.1(2) or otherwise shall limit the right of the Purchaser to bring any claim or cause of action against any Person arising out of any actual fraud in the making of the representations and warranties contained in Schedule C or the certificate delivered pursuant to Section 6.2(1). In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Corporation in this Agreement, as set forth in Schedule C, neither the Corporation, its Subsidiaries, nor any other Person makes or has made any representation or warranty to the Purchaser, its affiliates or any of its Representatives, with respect to: (a) any financial projection, forecast, estimate, budget, or prospective information relating to the Corporation or any of its Subsidiaries or their respective businesses or operations; or (b) any oral or written information furnished or made available to the Purchaser, its affiliates or any of its Representatives in the course of their due diligence investigation of the Corporation or any of its Subsidiaries, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement, including the accuracy, completeness or correctness thereof, and neither the Corporation nor any other Person will have liability to the Purchaser, its affiliates or any of its Representatives or any other Person in respect of such information, including any subsequent use of such information.

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(3)	The representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser.

(1)	Other than in the case of the representations and warranties contained in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligations], 4 [Governmental Authorizations], 5 [No Conflict/Non-Contravention], 6 [Capitalization] and 16(b) [No Purchaser Material Adverse Effect] of Schedule D, except as disclosed in the Purchaser Filings (excluding any language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements) prior to the Agreement Date, the Purchaser represents and warrants to the Corporation as set forth in Schedule D and acknowledges and agrees that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser; provided that nothing in this Section 3.2(2) or otherwise shall limit the right of the Corporation to bring any claim or cause of action against any Person arising out of any actual fraud in the making of the representations and warranties contained in Schedule D or the certificate delivered pursuant to Section 6.3(1). In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Purchaser in this Agreement, as set forth in Schedule D, none of the Purchaser, its Subsidiaries, nor any other Person makes or has made any representation or warranty to the Corporation or its affiliates or any of its Representatives, with respect to: (a) any financial projection, forecast, estimate, budget, or prospective information relating to the Purchaser or any of its Subsidiaries or their respective businesses or operations; or (b) any oral or written information furnished or made available to the Corporation, its affiliates, or any of its Representatives in the course of their due diligence investigation of the Purchaser or any of its Subsidiaries, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement, including the accuracy, completeness or correctness thereof, and neither the Purchaser nor any other Person will have liability to the Corporation, its affiliates or any of its Representatives or any other Person in respect of such information, including any subsequent use of such information.

(3)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Corporation.

(1)	The Corporation covenants and agrees that, during the period from the Agreement Date until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course and shall use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Corporation and its Subsidiaries (taken as a whole) and relationships with the Corporation Service Providers (as a group).

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(2)	Without limiting the generality of Section 4.1(1) and except: (a) as expressly required or permitted by this Agreement, including any Pre-Acquisition Reorganization; (b) to the extent necessary to comply with applicable Law or any Order or directive of a Governmental Entity; (c) as expressly provided for in the Corporation Capital Program; or (d) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed (clauses (a) to (d) collectively, the “Corporation Specified Exemptions”), the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, except as disclosed in Section 4.1(2) of the Disclosure Letter:

(a)	amend its Constating Documents;

(b)	other than in connection with a Permitted Dividend, split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, stock or property or any combination thereof), in respect of securities of the Corporation or any Subsidiary owned by any Person or the securities of any Subsidiary of the Corporation other than, in the case of any Subsidiary wholly-owned by the Corporation, any dividends, distributions or payments payable to the Corporation or any other wholly-owned Subsidiary of the Corporation;

(c)	undertake any capital reorganization;

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any of its outstanding securities other than in connection with the settlement of any Corporation Incentives, as applicable;

(e)	adopt a plan of liquidation or resolution providing for its liquidation or dissolution or complete any liquidation or dissolution;

(f)	engage in any transaction with any director, officer or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates except for non-material transactions where they are in the Ordinary Course;

(g)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance or create any derivative interest in, any securities of the Corporation or its Subsidiaries or other equity or voting interests, or any call rights, puts, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock or equity appreciation rights, restricted stock, pre-emptive rights, phantom equity awards or any rights that are linked to the price or the value of the Shares or any other securities of the Corporation or any of its Subsidiaries, except for the issuance of Shares issuable upon settlement of Corporation Incentives outstanding as of the Agreement Date in accordance with the terms of the applicable Incentive Plan and the applicable award agreement;

(h)	reorganize, merge, restructure, consolidate, combine or amalgamate with any Person or acquire (by merger, amalgamation, consolidation, acquisition of securities, assets or otherwise), directly or indirectly, in one transaction or in a series of transactions: (i) any businesses, enterprises or properties; or (ii) any assets or interests except for property and equipment, right-of-use assets or intangible assets acquired in the Ordinary Course;

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(i)	reduce the stated capital of any shares in the capital of the Corporation;

(j)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of, give up the right to use, surrender or encumber (other than in respect of Permitted Liens) or otherwise transfer or dispose of, directly or indirectly, any of its assets, securities, properties, interests or businesses with a value individually or in the aggregate exceeding $10,000,000;

(k)	(i) sell, assign, transfer, abandon, lease, pledge, permit to lapse or expire, license or sublicense, subject to any Lien (other than Permitted Liens), or otherwise dispose of any material Intellectual Property, other than the expiration of any Corporation Registered Intellectual Property at the end of its maximum statutory term; (ii) disclose any trade secrets or other confidential information material to the operation of the Corporation, other than pursuant to a written confidentiality and non-disclosure agreement entered into in the Ordinary Course with reasonable protections of, and preserving all rights of the Corporation and its Subsidiaries in such trade secrets or confidential information; or (iii) deliver, license or make available any source code, except under a source code escrow agreement;

(l)	create or incur any Lien (other than Permitted Liens) on any properties and/or assets of the Corporation or any of its Subsidiaries;

(m)	prepay any long-term indebtedness on account of borrowed money before its scheduled maturity or increase, create, incur, assume, forgive, settle, waive or otherwise become liable for any indebtedness for borrowed money or guarantees thereof or debt securities, other than in connection with: (i) indebtedness owing by one wholly-owned Subsidiary of the Corporation to the Corporation or another wholly-owned Subsidiary of the Corporation or by the Corporation to another wholly-owned Subsidiary of the Corporation; (ii) advances or repayments in the Ordinary Course or repayments under the Corporation’s or any of its Subsidiaries’ existing credit facilities and trust indentures, including the Credit Facilities; or (iii) the scheduled repayment of the Corporation’s or any of its Subsidiaries’ loans outstanding on the Agreement Date and disclosed in the Disclosure Letter;

(n)	grant any refunds, credits, rebates (other than those contractually required pursuant to any Contract as in effect on the Agreement Date or any Contract entered into after the Agreement Date in the Ordinary Course) or allowances to customers in excess of an aggregate amount of $10,000,000;

(o)	commence, cancel, waive, release, assign, settle, satisfy, pay or compromise any claim (other than insured claims), charge or right, litigation, action, arbitration proceeding, audit or investigation (including with any Governmental Entity): (i) relating to the assets or the business of the Corporation or any of its Subsidiaries, in excess of an aggregate amount of $10,000,000, after deduction of any amounts paid or payable to the Corporation or that are otherwise recoverable under any insurance policy of the Corporation, or which could reasonably be expected to impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement; or (ii) brought by any present, former or purported holder of securities of the Corporation or any of its Subsidiaries, in each case, in their capacities as such, with respect to the transactions contemplated by this Agreement or the Plan of Arrangement;

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(p)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person (other than in respect of a liability or obligation incurred by a Subsidiary of the Corporation, provided that the incurrence of such liability or obligation by such Subsidiary does not constitute a breach of this Agreement);

(q)	enter into any interest rate, currency (other than foreign exchange agreements), equity or commodity swaps, hedges, derivatives, forward sales Contracts or similar financial instruments (which for greater certainty shall include any intercompany activity between the Corporation and any Subsidiary);

(r)	make any material change in the Corporation’s methods of accounting, except as required by applicable Law, pursuant to written instructions, comments or orders of a Securities Authority or as required or permitted by IFRS;

(s)	(i) grant, accelerate the vesting or payment of, increase, decrease or otherwise amend any compensation, payment, award, remuneration or other benefit payable to, or for the benefit of, any Corporation Service Provider whose annual base compensation exceeds [Redacted: Amount] or pay or agree to pay any compensation or benefit not required by any existing Employee Plan that is set forth in Schedule C 22(a) of the Disclosure Letter; (ii) make any incentive, bonus or profit sharing distribution or similar payment of any kind; (iii) hire, engage, furlough, temporarily lay off or terminate (other than for cause) the employment or service of any Corporation Service Providers whose annual base compensation is in excess of [Redacted: Amount]; (iv) grant any new rights of indemnification, retention, severance, change of control, bonus or termination pay to, or enter into any new employment agreement, indemnity agreement, deferred compensation or bonus compensation agreement (or amend such existing agreement) with, any Corporation Service Provider; (v) implement or announce any employee layoffs, furloughs, material reductions in force, plant closings, material reductions in compensation or other similar actions; or (vi) take or propose any action to effect any of the foregoing;

(t)	except as required by applicable Law: (i) adopt, establish, commence participation in, enter into, modify, amend or terminate any Employee Plan, including any plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect on the Agreement Date; (ii) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any Corporation Service Provider; or (iii) take or propose any action to effect any of the foregoing;

(u)	amend or modify in any material respect, or terminate or waive any material right under, any Material Contract except for immaterial amendments in the Ordinary Course, or enter into any Contract that would be a Material Contract if in effect on the Agreement Date except in the Ordinary Course, or fail to enforce any breach of any Material Contract of which the Corporation has knowledge, or breach or violate or be in default, under any Material Contract;

(v)	enter into any Contract that would result in the payment by the Corporation or any of its Subsidiaries of a finder’s fee, success fee or other similar fee in connection with the Arrangement or transactions contemplated by this Agreement and the Plan of Arrangement, provided that the foregoing shall not prohibit the Corporation from entering into an agreement with any dealer and proxy solicitation services firm for purposes of soliciting proxies in connection with the Arrangement as contemplated by Section 2.3(c);

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(w)	make, revoke or amend any Tax election or designation except in the Ordinary Course, settle or compromise any material Tax claim, assessment, reassessment or liability, amend any Tax Return in any material respect, enter into any agreement with a Governmental Entity with respect to material Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Tax Returns), or amend or materially change any of its methods of reporting income, deductions or accounting for income or other Tax purposes or file any Tax Return in a manner inconsistent with past practice (except to the extent otherwise required pursuant to applicable Law), in all cases except as would not otherwise reasonably have an adverse effect on the Purchaser, the Corporation or any Subsidiary thereof;

(x)	take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations material to the Corporation and its Subsidiaries taken as a whole, or fail to pursue with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(y)	recognize or certify any labour union, labour organization, work council, or group of employees as the bargaining representative for any employees of the Corporation or its Subsidiaries (except to the extent required by applicable Law but upon reasonable prior notice to the Purchaser);

(z)	except as contemplated in Section 4.1(1) in the Ordinary Course, amend, modify or terminate any material insurance (or re-insurance) policy of the Corporation or any of its Subsidiaries in effect on the Agreement Date, unless simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policy for substantially similar premiums (other than any increase in premiums to reflect changes in prevailing market rates made available by insurance providers) are in full force and effect;

(aa)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $10,000,000;

(bb)	unless requested by the Purchaser, or as part of the Pre-Acquisition Reorganization, knowingly take any action, permit any inaction or enter into any transaction, that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump”, if any, pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Corporation or any of its Subsidiaries on the Agreement Date, upon an amalgamation or winding-up of the Corporation or any of its Subsidiaries (or any of their respective successors);

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(cc)	take any action, or fail to take any action, in either case that would reasonably be expected to prevent the Arrangement from constituting a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code; or

(dd)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the Corporation’s business and operations prior to the Effective Date. Prior to the Effective Date, the Corporation will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Section 4.1, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2	Conduct of Business of the Purchaser.

(1)	The Purchaser covenants and agrees that, during the period from the Agreement Date until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course and shall use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Purchaser and its Subsidiaries (taken as a whole) and relationships with current directors, officers, employees, consultants, independent contractors or other individual service providers of the Purchaser or its Subsidiaries.

(2)	Without limiting the generality of Section 4.2(1) and except: (a) as expressly required or permitted by this Agreement and the Plan of Arrangement; (b) to the extent necessary to comply with applicable Law or any Order or directive of a Governmental Entity; or (c) with the prior written consent of the Corporation, such consent not to be unreasonably withheld, conditioned or delayed (clauses (a) to (c) collectively, the “Purchaser Specified Exemptions”), the Purchaser shall not:

(a)	amend its Constating Documents in a manner that would require the approval of its shareholders;

(b)	except in the Ordinary Course, split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution, or make any payment (whether in cash, stock or property or any combination thereof), in respect of its outstanding securities;

(c)	adopt a plan of liquidation or resolution providing for its liquidation or dissolution or complete any liquidation or dissolution;

(d)	issue, grant, deliver, sell, or authorize the issuance, grant, delivery or sale or create any derivative interest in, any securities of the Purchaser or other equity or voting interests, or any call rights, puts, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock or equity appreciation rights, restricted stock, pre-emptive rights, phantom equity awards or any rights that are linked to the price or the value of the Purchaser Shares or any other securities of the Purchaser or any of its Subsidiaries, except for the issuance of: (i) Purchaser Convertible Securities pursuant to the Purchaser Incentive Plans in the Ordinary Course; (ii) Purchaser Shares issuable upon the exercise or conversion, as applicable of the Purchaser Convertible Securities in accordance with their terms; or (iii) securities of the Purchaser in connection with a transaction not prohibited under Section 4.2(2)(e);

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(e)	(i) except in the Ordinary Course, pursuant to the terms of the Purchaser’s existing normal course issuer bid or the terms of any issued and outstanding security of the Purchaser, redeem, repurchase or otherwise offer to redeem, repurchase or otherwise acquire any securities of the Purchaser; or (ii) acquire or dispose of any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, in the case of clauses (i) and (ii), which in the aggregate exceeds $500,000,000;

(f)	take any action that would cause, or would reasonably be expected to cause, the Purchaser’s net leverage ratio, calculated in accordance with its historical practice, to exceed 3.75 times as at December 31, 2026;

(g)	reduce the stated capital of any shares in the capital of the Purchaser;

(h)	take any action, or fail to take any action, in either case that would reasonably be expected to prevent the Arrangement from constituting a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code; or

(i)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Nothing contained in this Agreement will give the Corporation, directly or indirectly, the right to direct or control the Purchaser’s business and operations prior to the Effective Date. Prior to the Effective Date, the Purchaser will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Section 4.2, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.3	Covenants of the Corporation Regarding the Arrangement.

(1)	The Corporation shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by it or its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 4.5):

(a)	use its commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent set forth in Section 6.1 and Section 6.2, to the extent that the satisfaction of the same is within the control of the Corporation or its Subsidiaries, and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

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(b)	use its commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required or reasonably requested by the Purchaser in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the Closing of the Arrangement, except to the extent provided for in Article 6);

(c)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement or the transactions contemplated by this Agreement and the Plan of Arrangement;

(d)	use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under applicable Canadian Securities Laws in the provinces where it is a reporting issuer as at the Agreement Date;

(e)	use its commercially reasonable efforts to maintain the listing of the Shares on the TSX until the Effective Time;

(f)	use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgement or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which the Corporation or any of its Subsidiaries is a party or brought against the Corporation or any of its Subsidiaries or any of their respective directors or officers, challenging the Arrangement or this Agreement;

(g)	use its commercially reasonable efforts to obtain Resignations and Mutual Releases from each of the directors of the Corporation and its Subsidiaries and the Corporation NEOs, effective as at the Effective Time (in each case, to the extent requested by the Purchaser); and

(h)	use its commercially reasonable efforts not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement and the Plan of Arrangement, other than as permitted under this Agreement.

(2)	The Corporation shall promptly notify the Purchaser of:

(a)	any Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

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(c)	unless prohibited by applicable Law, any notice or other substantive communication from any Governmental Entity (other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Section 4.5) in connection with this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement (and, subject to applicable Law, the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(d)	any substantive matters relating to material actions, claims, suits, audits, investigations, arbitrations or other proceedings commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets or this Agreement or the Arrangement: (i) that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to Schedule C 16 or that relate to this Agreement or the Arrangement (provided that, matters relating to the Regulatory Approvals shall be governed by Section 4.5); or (ii) or that would reasonably be expected to impair, impede, materially delay or prevent the Corporation from performing its obligations under this Agreement (provided that, matters relating to the Required Regulatory Approvals shall be governed by Section 4.5).

Section 4.4	Covenants of the Purchaser Relating to the Arrangement.

(1)	The Purchaser shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by it or its Subsidiaries under this Agreement, cooperate with the Corporation in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall, and shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 4.5):

(a)	use its commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent set forth in Section 6.1 and Section 6.3, to the extent that the satisfaction of the same is within the control of the Purchaser or its Subsidiaries, and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it with respect to this Agreement or the Arrangement;

(b)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser or its Subsidiaries relating to the Arrangement or the transactions contemplated by this Agreement and the Plan of Arrangement;

(c)	use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under applicable Canadian Securities Laws in the provinces and territories where it is a reporting issuer as at the Agreement Date;

(d)	the Purchaser will use its reasonable commercial efforts to maintain the listing of the Purchaser Subordinate Voting Shares on the TSX and the NYSE;

(e)	use its commercially reasonable efforts, upon reasonable consultation with the Corporation, to oppose, lift or rescind any injunction, restraining or other order, decree, judgement or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which the Purchaser or any of its Subsidiaries is a party to or brought against it or any of its respective directors or officers, challenging the Arrangement or this Agreement; and

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(f)	use its commercially reasonable efforts not to take any action, to refrain from taking any action, or not permit any action to be taken or not to be taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement and the Plan of Arrangement, other than as permitted under this Agreement.

(2)	The Purchaser shall promptly notify the Corporation of:

(a)	any Purchaser Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by applicable Law, any notice or other substantive communication from any Governmental Entity (other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Section 4.5) in connection with this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Corporation); and

(d)	any substantive matters relating to material actions, claims, suits, audits, investigations, arbitrations or other proceedings commenced or, to the knowledge of the Purchaser, threatened against the Purchaser or its Subsidiaries or affecting their assets or this Agreement or the Arrangement: (i) that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to paragraph 14 of Schedule D or that relate to this Agreement or the Arrangement (provided that, matters relating to the Regulatory Approvals shall be governed by Section 4.5); or (ii) or that would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement (provided that, matters relating to the Required Regulatory Approvals shall be governed by Section 4.5).

Section 4.5	Regulatory Approvals.

(1)	Each Party shall use its commercially reasonable efforts to obtain, or cause to be obtained, as promptly as possible, all Regulatory Approvals that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement. Each Party shall co-operate fully with the other Party and its affiliates in promptly seeking to obtain all such consents or Authorizations, including the Regulatory Approvals, from such Governmental Entities. Without limiting the generality of the foregoing: (a) in the case of the Competition Act Approval, as promptly as practicable, and in any event no later than fifteen (15) Business Days after the Agreement Date: (i) the Purchaser shall file with the Commissioner of Competition a submission in support of a request for an Advance Ruling Certificate or a No Action Letter in respect of the transactions contemplated by this Agreement and the Plan of Arrangement; and (ii) unless the Purchaser and the Corporation mutually agree that such notifications should be made on a different date, the Purchaser and the Corporation shall file or cause to be filed notifications pursuant to paragraph 114(1) of the Competition Act; (b) in the case of CT Act Approval, as promptly as practicable, and in any event no later than fifteen (15) Business Days after the Agreement Date, file with the Minister of Transport a customary submission for a transaction of this nature together with the filing materials submitted pursuant to the Competition Act; (c) in the case of the HSR Act, as promptly as practicable, and in any event within ten (10) Business Days after the Agreement Date, the Purchaser and the Corporation shall prepare and file their respective notification and report forms pursuant to the HSR Act; and (d) in the case of any other Regulatory Approvals, each of the Parties shall make all required notifications, applications or filings as promptly as practicable. The Purchaser shall be solely responsible for the payment of all filing fees and applicable Taxes payable in respect of any application, notification or other filing pursuant to this Section 4.5.

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(2)	The Parties shall cooperate and coordinate with one another in connection with obtaining the Regulatory Approvals, including by providing or submitting as promptly as practicable all submissions, documentation and information that are required or advisable in connection with obtaining the Regulatory Approvals.

(3)	The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement, and shall exchange advance drafts of all submissions, material correspondence (including emails), filings, notifications, presentations, applications, or other material documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement, will consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and their counsel with final copies of all such material submissions, correspondence (including emails), filings, notifications, presentations, applications, and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement, provided, however, no attorney-client privilege is undermined or otherwise affected as a result of such exchange of information and that competitively sensitive information may be provided only to the external legal counsel and external experts of the other Parties. The Parties will each keep the other Parties and their counsel fully apprised of all material written (including email) and oral communications and all substantive meetings with any Governmental Entity, and their staff, to the extent not prohibited by such Governmental Entity, in respect of the Arrangement, this Agreement or the transactions contemplated by this Agreement and the Plan of Arrangement, including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings (including telephone calls) without giving the other Parties and their counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Parties will allow external legal counsel for the other Parties to participate.

(4)	Notwithstanding anything else in this Agreement, the Parties shall not be required to engage in any form of litigation with any Governmental Entity in connection with any Regulatory Approval.

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(5)	Notwithstanding anything else in this Agreement, the Purchaser shall use its reasonable best efforts to obtain, or cause to be obtained, as promptly as possible, the Competition Act Approval, so as to enable the Parties to consummate the Arrangement and the other transactions contemplated by this Agreement as promptly as reasonably practicable and in any event no later than the Outside Date, including by proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, consent decree, hold separate order or otherwise: (i) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of the Corporation or its affiliates, (ii) the termination of any existing contractual rights, relationships or obligations of the Corporation or its affiliates or the entry into or amendment of any licensing or contractual arrangements of the Corporation or its affiliates, and (iii) the taking of any action that, after consummation of the Arrangement and the other transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirement on the Purchaser, with respect to the operation of the assets or businesses of the Corporation or its affiliates (each, a “Remedy”); provided that the Purchaser shall not be required to propose, commit to or effectuate any Remedy pursuant to this Section 4.5(5) that (x) would be material and adverse to the assets or businesses of the Corporation or its affiliates taken as a whole, or (y) relates to the assets or businesses of the Purchaser or its affiliates, and provided further that the Corporation including its affiliates shall not propose any Remedy without the prior written approval of the Purchaser.

(6)	The Purchaser and the Corporation shall not, and shall cause their affiliates not to enter into any merger, acquisition, joint venture or similar transaction that would reasonably be expected to prevent, materially delay or otherwise impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement.

Section 4.6	Access to Information; Confidentiality.

(1)	From the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law and the terms of any existing Contract: (a) the Corporation on the one hand and the Purchaser on the other hand, shall, and shall cause their respective Subsidiaries to give to the other Party or Parties, as applicable and their respective Representatives, upon reasonable notice, reasonable access to their and their Subsidiaries’ Books and Records, premises, management personnel, Contracts and financial and operating data or other information with respect to the assets or their business as the other Party or Parties or their respective Representatives may from time to time reasonably request in connection with strategic and integration planning, so long as the access does not unduly interfere with the conduct of the business of such Party or Parties, provided that, notwithstanding the foregoing, a Party may redact the names of any employees, clients or customers prior to providing such Books and Records to the other Party or Parties; (b) the Parties shall continue to afford the other Party or Parties and their respective Representatives with access to the Corporation Data Room and the Purchaser Data Room, as applicable; (c) without limiting the generality of the foregoing, each Party shall use its commercially reasonable efforts, upon the reasonable request of another Party, to facilitate discussions among such other Party or Parties and any third party from whom consent may be required in connection with the Arrangement; and (d) each Party and their respective Representatives shall, upon reasonable prior notice to the other Party, have the right to conduct inspections of each of the other Party or their respective Subsidiaries’ properties and material assets, together with Representatives of such Party or their respective Subsidiaries.

(2)	This Section 4.6 shall not require any Party or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgement of such Party, after consultation with external legal counsel, is likely to result in the breach of any Contract, any violation of any applicable Law, or cause any privilege (including solicitor-client privilege) that such Party or its Subsidiaries would be entitled to assert to be undermined with respect to such information, is commercially sensitive information, or relates to trade secrets, provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

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(3)	Each Party shall treat, and shall cause its Representatives to treat, all information furnished to the other Parties or their respective Representatives in connection with the transactions contemplated by this Agreement and the Plan of Arrangement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, each Party acknowledges and agrees that the Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 4.7	Privacy Matters.

(1)	For the purposes of this Section 4.7, “Transaction Personal Information” means the Personal Information disclosed to one Party or any of its Representatives or agents (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Arrangement.

(2)	Each Transferor acknowledges and confirms that it will take measures to ensure that the disclosure of Transaction Personal Information is limited to what is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement.

(3)	The Recipient covenants and agrees to, prior to the completion of the Arrangement:

(a)	collect, use and disclose the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement; and

(b)	within a reasonable time, return to the Transferor or destroy the Transaction Personal Information, at the option of the Recipient, should the Arrangement not be completed or as otherwise required by applicable Law.

(4)	Should the Arrangement be completed, the Recipient covenants and agrees to, following the completion of the Arrangement:

(a)	use and disclose the Transaction Personal Information solely for the purposes for which the information was collected before the Arrangement was completed, unless the Recipient provides notice and/or obtains consent and/or is otherwise permitted to do so, in each case, in accordance with applicable Law (including applicable Privacy Laws), to use or disclose the Transaction Personal Information for other purposes, or the use or disclosure of the Transaction Personal Information is otherwise required or permitted by applicable Law; and

(b)	where required by applicable Law, within a reasonable time after the Arrangement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Arrangement has been completed and that their Personal Information has been disclosed to and is now held by the Recipient because of the Arrangement.

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Section 4.8	Public Communications.

The Parties shall jointly issue a press release with respect to this Agreement forthwith after its execution, with text and timing of the announcement to be approved by the Parties in advance, each acting reasonably, provided that the Parties shall agree to issue separate press releases if so requested by the Purchaser, with text and timing of the announcements to be approved by the Parties in advance, each acting reasonably. The Parties shall co-operate in the preparation of presentations, if any, to Securityholders regarding the Arrangement. Except as required by applicable Law, a Party must not issue any press release or make any other public statement, filing or disclosure with respect to this Agreement or the Arrangement without providing the other Party and its external legal counsel the opportunity to review such press release (and shall give reasonable and due consideration to all comments of the Purchaser and its external legal counsel) and receiving the written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed (it being acknowledged and agreed that consent via e-mail is sufficient), and the Corporation must not make any filing with any Governmental Entity (other than as contemplated in Section 2.2, Section 2.4(8), Section 2.6, Section 4.3, Section 4.4 or Section 4.5 or as required by applicable Law) with respect to this Agreement or the Arrangement without the written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed (it being acknowledged and agreed that consent via e-mail is sufficient); provided that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Law, and if such disclosure is required and, in the case of the Purchaser, the Corporation has not reviewed or commented on such disclosure, or in the case of the Corporation, the Purchaser has not reviewed or commented on such disclosure, the other Party or Parties (as applicable) or such affiliate making such disclosure, shall use commercially reasonable efforts to give prior oral or written notice to the other Party or Parties (as applicable), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure. None of the foregoing shall prevent the Parties, including affiliates, from making internal announcements to employees and having discussions with their respective Securityholders, financial analysts and other stakeholders so long as such discussions are limited to and consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties. The Parties acknowledge that each of the Corporation and the Purchaser will publicly file this Agreement and each file a material change report relating thereto.

Section 4.9	Notice and Cure Provisions.

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the Agreement Date until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms or would cause any condition in Section 6.2(1) [Purchaser Representations and Warranties Condition] or Section 6.3(1) [Corporation Representations and Warranties and Conditions], as applicable, to not be satisfied; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under this Agreement or would cause any condition in Section 6.2(2) [Purchaser Covenants Condition] or Section 6.3(2) [Corporation Covenants Condition], as applicable, not to be satisfied.

(2)	Notification provided under Section 4.9(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

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(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] and the Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any wilful breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of: (a) the Outside Date; and (b) if such matter has not been cured by the date that is twenty (20) days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties agree otherwise, the Corporation shall postpone or adjourn the Meeting or delay making the application for the Final Order, or both, to the earlier of: (a) ten (10) Business Days prior to the Outside Date; and (b) the date that is twenty (20) days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

Section 4.10	Insurance and Indemnification; Director and Officer Matters.

(1)	Prior to the Effective Time, the Corporation shall obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation’s current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less favourable (and otherwise reasonable) to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement and the Plan of Arrangement or arising out of or related to this Agreement and the transactions contemplated by this Agreement and the Plan of Arrangement). Notwithstanding the foregoing, the cost of such run off insurance policies or other policies contemplated pursuant to this Section 4.10(1) shall not exceed 300% of the current annual premium of the Corporation’s D&O Insurance and in the event the cost of such policies would exceed such amount, the Corporation shall obtain the maximum amount of liability coverage possible for such directors and officers without exceeding 300% of the current annual premium of the Corporation’s D&O Insurance.

(2)	The Purchaser shall, from and after the Effective Time, cause the Corporation or its applicable Subsidiary to honour and maintain all rights to indemnification or exculpation that are in effect as of the Agreement Date in favour of present and former Corporation Employees, officers and directors of the Corporation and its Subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

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(3)	If the Purchaser, the Corporation or any of its Subsidiaries or any of their respective successors or assigns following the Effective Time: (a) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation; or (b) transfers all or substantially all of its properties and assets to any Person, proper arrangements shall be made so as to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser, the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

(4)	This Section 4.10 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of the Corporation and the Subsidiaries and their respective heirs, executors, administrators and personal representatives (the “Indemnified Persons”) and shall be binding on the Purchaser, the Corporation and their respective successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

(5)	The agreements and covenants contained in this Section 4.10 or otherwise herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Corporation or any of its Subsidiaries or their respective officers, directors and Corporation Employees, it being understood and agreed that the indemnification provided for in this Section 4.10 is not prior to or in substitution for any such claims under any such policies.

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Section 4.11	Financing.

(1)	Prior to the Effective Time, the Corporation shall (and shall cause its Subsidiaries and Representatives to) use commercially reasonable efforts to, and the Corporation shall use commercially reasonable efforts to cause any Rating Agency which rates the Corporation Existing Notes and the trustee of the Corporation Existing Notes to, provide, at the Purchaser’s sole cost and expense, all reasonable cooperation requested by the Purchaser in connection with the arrangement of any Financing, including: (a) causing senior management of the Corporation and/or any of its Subsidiaries, with appropriate seniority and expertise, to provide assistance in preparation for and participation (with at least three Business Days prior notice) in a reasonable number of investor and Lender calls and online meetings (including a reasonable and limited number of one-on-one calls and online meetings with or by a Financing Source and presentations and a reasonable number of online due diligence sessions (including accounting due diligence sessions and cooperating with the Financing Sources’ due diligence requests)) in connection with the Financing, in each case at times and locations reasonably agreed and reasonably coordinated in advance thereof; (b) providing assistance with the preparation by the Purchaser or its affiliates and the Financing Sources of offering documents, private placement memoranda, prospectuses, bank information memoranda, syndication memoranda, lender and investor presentations and other marketing documents required in connection with any Financing; (c) providing assistance in obtaining any customary consents, comfort letters or similar authorizations from any Representative of the Corporation or its Subsidiaries; (d) assisting the Purchaser or its affiliates in connection with the Purchaser’s or its affiliates’ preparation of pro forma financial statements of the Corporation and its Subsidiaries of the type necessary or reasonably requested by the Financing Sources to be included in any bank information memoranda, offering documents, private placement memoranda, offering memoranda, prospectuses or other marketing materials, including by providing such financial and other pertinent information reasonably requested by the Financing Sources or customarily included in such documents regarding the Corporation and its Subsidiaries and their respective businesses (provided however that the Corporation shall only be required to provide information in its current format maintained by and available to the Corporation in the Ordinary Course of business consistent with historic practice and the Purchaser (and not the Corporation) shall be responsible for the preparation of any pro forma financial statements); (e) (i) facilitating the preparation of disclosure schedules, perfection certificates and other informational materials required in connection with definitive Financing documents, (ii) the Corporation and its Subsidiaries delivering definitive Financing documents to be effective at the Effective Time, including any credit agreement, notes, guarantee and collateral documents, pledge and security documents, closing certificates and documents and back-up therefor and for legal opinions in connection with the Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Corporation without any personal liability, and other documents as may be reasonably requested by the Purchaser, any of its affiliates or the Financing Sources) (including, in each case, any disclosure schedules of the Corporation or its Subsidiaries thereto), (iii) using commercially reasonable efforts to facilitate the pledge of, grant of security interests or hypothecs in and obtaining perfection or publication of any Liens on collateral in connection with the Financing to be effective at the Effective Time, and (iv) assisting with obtaining any evidence of insurance required in connection with the Financing; (f) providing all documentation and other information about the Corporation and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001, as amended from time to time) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, that are requested at least five (5) Business Days prior to the proposed Closing; (g) giving any necessary notices to allow for the payoff, discharge and termination in full at the Closing of all indebtedness of the Corporation and its Subsidiaries and release of all Liens and guarantee obligations in connection therewith (other than any Liens permitted by the definitive agreements contemplated in connection with any Financing and the Payoff Letter which will be sought in accordance with Section 4.12) and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Corporation or any of its Subsidiaries; (h) cooperating with the Purchaser or its affiliates in their commercially reasonable efforts to obtain estoppel/no-interest letters from applicable third party secured parties; (i) taking all corporate, limited liability company, partnership or other similar actions to permit the consummation of the Financing; (j) cooperating in satisfying the conditions precedent to the funding of the Financing; and (k) furnishing the Purchaser or its affiliates as promptly as reasonably practicable with any other financial and other pertinent information regarding the Corporation as may be reasonably requested by the Purchaser in connection with the arrangement and marketing of any Financing (all such information referred to in clauses (a) through (k) of this sentence is referred to as the “Required Information”) it being understood that the Corporation shall have satisfied its obligations set forth in clauses (a) through (k) of this sentence if the Corporation shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.

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(2)	Notwithstanding the foregoing, none of the Corporation or its Subsidiaries nor any of their respective Representatives shall be required to: (a) pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by the Purchaser or its affiliates in connection with any Financing prior to the Effective Time; (b) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Corporation and its Subsidiaries; or (c) take any action that would conflict with or violate, or would reasonably be expected to result in a violation or breach of or default under any of the Corporation’s or its Subsidiaries’ organizational documents or any Laws or violate or cause a breach, or would reasonably be expected to result in a breach of or default under, the Corporation Existing Notes, Credit Facilities or any Material Contract. Nothing contained in this Section 4.11, Section 4.12, Section 4.13 or otherwise shall require the Corporation or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to any Financing. The Purchaser shall, in the case that the Arrangement is not completed, promptly upon request by the Corporation, reimburse the Corporation for all reasonable and documented out-of-pocket costs and expenses (including fees payable to existing legal, financial or other advisors of the Corporation and its Subsidiaries) incurred by the Corporation, its Subsidiaries and their respective Representatives in connection with the Corporation’s or its Subsidiaries’ cooperation pursuant to this Section 4.11, Section 4.12 or Section 4.13 and shall indemnify and hold harmless the Corporation and its Subsidiaries and their respective Representatives (to the extent that such Representatives are assessed with statutory liability therefor) from and against any and all liabilities, losses, damages, Taxes claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by them in connection with the arrangement of any Financing, any action taken by them at the request of the Purchaser pursuant to this Section 4.11, Section 4.12, or Section 4.13 and any information utilized in connection therewith (in each case other than to the extent any of the foregoing was suffered or incurred as a result of (I) the fraud, bad faith, or willful misconduct of, or a breach of this Section 4.11, Section 4.12 or Section 4.13 by, the Corporation, any of its Subsidiaries or any of their respective Representatives; or (II) information provided by or on behalf of the Corporation, any of its Subsidiaries or any of their respective Representatives) (it being understood that the reimbursement set forth in this sentence shall not apply to, and the Corporation and its Subsidiaries shall be solely responsible for, (x) any fees payable to existing legal, financial or other advisors of the Corporation and its Subsidiaries with respect to services provided prior to the Agreement Date, (y) any Ordinary Course amounts payable to existing employees of or consultants to the Corporation, its Subsidiaries or any of their Representatives, affiliates or equityholders with respect to services provided prior to the Effective Time and (z) costs and expenses that would have been incurred by the Corporation or its Subsidiaries, as applicable, in connection with the transactions contemplated hereby notwithstanding the obligations under this Section 4.11, Section 4.12, or Section 4.13, including, for the avoidance of doubt, the cost of any financial audits with respect to the fiscal periods ending on or prior to December 31, 2025).

(3)	All non-public or otherwise confidential information regarding the Corporation or its Subsidiaries obtained by the Purchaser or its Representatives pursuant to this Section 4.11 shall be kept confidential in accordance with the Confidentiality Agreement. Financing Sources (including prospective Financing Sources), rating agencies and their respective agents and advisors that may be provided with non-public or otherwise confidential information shall agree to keep any applicable non-public or otherwise confidential information concerning the Corporation and its Subsidiaries confidential, including through “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda. All non-public or otherwise confidential information that is provided by the Corporation to the Purchaser or that may be provided to Financing Sources (including prospective Financing Sources), rating agencies and their respective agents and advisors is provided on a common interest basis and without any waiver of privilege by the Corporation or its Subsidiaries. The Corporation hereby consents to the use of its and its Subsidiaries’ logos in connection with any Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Corporation or any of its Subsidiaries or the reputation or goodwill of the Corporation or any of its Subsidiaries or any of their respective Intellectual Property rights.

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(4)	The Purchaser acknowledges and agrees that, notwithstanding the foregoing or any other provision of this Agreement, its obligation to consummate the transactions contemplated by this Agreement and the Plan of Arrangement is not subject to the consummation of any Financing, or any other Financing contingency or condition. For the avoidance of doubt, if any Financing referred to in this Section 4.11 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

Section 4.12	Credit Facilities.

(1)	The Corporation shall, unless a waiver or other similar consent has been obtained from the lenders under the Credit Facilities (each a “Credit Facility Consent”), deliver any required notices of the Arrangement in accordance with the terms of each Credit Facility and any related loan document, use commercially reasonable efforts to obtain and deliver to the Purchaser no later than three (3) Business Days prior to the Effective Time a customary, executed payoff letter (the “Payoff Letter”) (with an initial draft of the form of the Payoff Letter provided no later than seven (7) Business Days prior to the Effective Time), and other instruments of discharge in customary form and substance from the lenders or the administrative agent under the Credit Facilities, and take all other reasonable actions to facilitate: (a) the satisfaction and release of all of the Corporation’s liabilities and obligations (including all indebtedness for borrowed money, if any, and all guarantees of the Corporation and its Subsidiaries outstanding as of the Effective Time, but excluding: (i) any contingent indemnification obligations that are not then due and payable and that by their terms are to survive the termination of the Credit Facility and the related loan documents, (ii) any letters of credit or similar instruments that are cash collateralized or assumed by the Purchaser on the Effective Date in accordance with the terms of the Credit Facilities and the related loan documents, and (iii) Hedging Transactions which may be novated or closed out after the Effective Date) under the Credit Facilities and the related loan documents; and (b) the termination of the Credit Facilities and all related loan documents (the “Credit Facility Termination”); and (c) the release and discharge of all Liens granted as security for the obligations under the Credit Facilities; provided that (A) in no event shall this Section 4.12 require the Corporation to cause any such satisfaction, termination or release other than at the Effective Time and (B) the Purchaser shall provide, or cause to be provided, all funds required to effect such repayment in full of the Credit Facilities. Notwithstanding anything herein to the contrary, in no event shall this Section 4.12 require the Corporation or any of its Subsidiaries to cause the Credit Facility Termination to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided to the Corporation or its Subsidiaries, sufficient funds (or the Purchaser and the Corporation have agreed that the Corporation or any of the Corporation’s Subsidiaries shall use funds on their balance sheets at Closing for such purpose; provided that the Corporation shall not unreasonably withhold, condition or delay any such agreement) to pay in full the outstanding amounts required pursuant to the terms of the Payoff Letter in accordance with the obligations of the Purchaser under this Section 4.12. In the event the Purchaser requests the Credit Facility Consent, the Corporation shall use commercially reasonable efforts to obtain the Credit Facility Consent, effective as of the Effective Time, on terms acceptable to the Corporation and the Purchaser, acting reasonably.

(2)	The Purchaser shall, promptly reimburse the Corporation for all reasonable and documented out-of-pocket costs and expenses (including fees payable to existing legal, financial or other advisors of the Corporation and its Subsidiaries) incurred by the Corporation, its Subsidiaries and their respective Representatives in connection with the actions, or inactions, taken in accordance with this Section 4.12.

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Section 4.13	Corporation Existing Notes and Rating Agencies.

(1)	Without limiting the generality of Section 4.11, with respect to the Corporation Existing Notes (the actions described below being the “Corporation Existing Notes Actions”):

(a)	Within five (5) Business Days of receiving written notice from the Purchaser instructing the Corporation to: (i) issue or cause to be issued a notice of optional redemption with respect to any series of the Corporation Existing Notes, which notice shall be conditioned upon the consummation of the transactions contemplated under this Agreement, the Corporation shall issue such conditional notice of redemption in respect of such series of the Corporation Existing Notes; provided that the Purchaser and the Corporation agree that such notice shall be delivered in accordance with the requirements of the applicable indenture governing such series of the Corporation Existing Notes, including with respect to timing requirements relative to the redemption date and the conditionality of such notice; provided further that, within three (3) Business Days of receiving written notice from the Purchaser instructing the Corporation to delay the redemption date in respect of a series of the Corporation Existing Notes to a subsequent redemption date, the Corporation shall (in accordance with the terms of the applicable indenture) amend or otherwise modify the applicable redemption notice setting forth such new subsequent redemption date in respect of such series of the Corporation Existing Notes, (ii) make a Change of Control Offer (as defined, or such similar term is defined, in the applicable indenture governing such series of the Corporation Existing Notes) with respect to any series of the Corporation Existing Notes in accordance with the requirements of the applicable indenture governing such series of the Corporation Existing Notes and conditioned upon the consummation of a Change of Control Triggering Event (as defined, or such similar term is defined, in the applicable indenture governing such series of the Corporation Existing Notes) occurring as a result of the consummation of the Arrangement, or (iii) take any actions reasonably requested by the Purchaser, subject in each case to compliance with the terms of each applicable indenture governing the Corporation Existing Notes, to facilitate the satisfaction and/or the discharge of such Corporation Existing Notes by the Corporation on or following the Effective Time pursuant to the indentures governing such Corporation Existing Notes. Subject to the terms and conditions of this Agreement and the occurrence of the Effective Time, on the date that the Effective Time occurs, the Purchaser shall fund or cause to be funded, or as directed by the Corporation, an amount sufficient to satisfy in full all amounts due in connection with the redemption of any such series of the Corporation Existing Notes to be redeemed on such date pursuant to any applicable conditional notice of redemption or Change of Control Offer, in each case, in accordance with the terms of the applicable indenture governing such series of the Corporation Existing Notes or such other arrangements (including pursuant to escrow agreements) as are reasonably satisfactory to the Purchaser, the Corporation and the applicable trustee. To the extent the Corporation delivers a conditional notice of redemption or makes a Change of Control Offer in accordance with this Section 4.13(1)(a) with respect to any series of the Corporation Existing Notes, the Corporation shall take such actions that are reasonably necessary to facilitate the redemption of each such series of the Corporation Existing Notes (or tendered portion thereof) pursuant to the terms of the applicable indenture, including the delivery of customary legal opinions and officer’s certificates to the trustee for such series of the Corporation Existing Notes, and, subject to the Purchaser’s satisfaction of its obligations under this Section 4.13(1)(a), the Corporation shall redeem each such series of the Corporation Existing Notes (or tendered portion thereof) in accordance with the terms of the applicable indenture.

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(b)	As soon as reasonably practicable after the receipt of any written request by the Purchaser to do so, and, in any event, subject to applicable Law and compliance with the terms of each applicable indenture governing the Corporation Existing Notes, the Corporation shall commence (and shall commence together with the Purchaser where the Purchaser shall be the offeror) offers to purchase or exchange all or a portion of the Corporation Existing Notes for securities of the Purchaser, and/or consent solicitations to amend, eliminate or waive certain sections of any indenture governing a series of the Corporation Existing Notes as specified by the Purchaser (the “Consent Solicitations”), on such terms and conditions, including pricing terms, that are specified and instructed by the Purchaser (each a “Debt Tender Offer” and collectively, including the Consent Solicitations, the “Debt Tender Offers”) and the Purchaser shall assist the Corporation in all material respects in connection therewith; provided, however, that the Corporation shall not be required to commence any Debt Tender Offer until the Purchaser shall have prepared and provided the Corporation with the necessary offer to purchase, related letter of transmittal, consent solicitation statement, supplemental indenture and other related documents in connection with such Debt Tender Offer (the “Debt Tender Offer Documents”); provided, further, that the Purchaser will consult with the Corporation regarding and afford the Corporation a reasonable time to review and comment on (i) the timing and commencement of the Debt Tender Offers and any early tender or early consent deadlines for the Debt Tender Offers in light of the regular financial reporting schedule of the Corporation (and the Purchaser, as applicable) and (ii) the Debt Tender Offer Documents and the material terms and conditions of the Debt Tender Offers and the Purchaser shall give reasonable and good faith consideration to any material comments made by the Corporation. The Corporation shall amend the terms of any Debt Tender Offer or waive any of the conditions relating to any Debt Tender Offer to be made by the Corporation as may be reasonably requested by the Purchaser in writing and shall not, without the written consent of the Purchaser, waive any condition to any such Consent Solicitation or make any changes to any such Consent Solicitation other than as consented to or approved by the Purchaser. The terms and conditions specified by the Purchaser for the Debt Tender Offers (or waiver or amendment thereof) shall be in compliance in all material respects with applicable Law and the terms of the applicable indenture. The closing of each Debt Tender Offer shall be expressly conditioned on the occurrence of the Effective Time (and shall occur after the Effective Time), and the parties hereto shall use their reasonable commercial efforts to cause each Debt Tender Offer to close as promptly as practicable after the Effective Time and none of the Corporation Existing Notes shall be required to be purchased until after the Effective Time; provided, however, that if the Purchaser (i) requests in writing that one or more Debt Tender Offers be consummated at or prior to the Effective Time and (ii) agrees to irrevocably and unconditionally pay for such Debt Tender Offers as contemplated by this Section 4.13(1)(b) and by Section 4.11(2) upon such consummation, then the parties shall use their reasonable commercial efforts to cause such Debt Tender Offers to be consummated as of the time so requested by the Purchaser. The Corporation shall provide and shall use its reasonable commercial efforts to cause its Representatives to provide all cooperation reasonably requested by the Purchaser in connection with the Debt Tender Offers, including assistance with the preparation by the Purchaser of one or more offering memoranda, offers to purchase and consent solicitation statements, letters of transmittal and consents (if required), press releases, purchase agreements, dealer manager agreements and other documentation and deliverables customary to transactions similar to a Debt Tender Offer. Subject to the terms and conditions of this Agreement and the occurrence of the Effective Time, the Purchaser shall pay any consent fee payable in connection with such Debt Tender Offer and/or fund or cause to be funded to, or as directed by the Corporation, an amount sufficient to satisfy in full all amounts due in connection with the redemption of any such series of the Corporation Existing Notes to be redeemed, exchanged or otherwise retired on such date as a result of such Debt Tender Offer in accordance with the terms of the applicable indenture governing such series of the Corporation Existing Notes or enter into such other arrangements (including pursuant to escrow agreements) as are reasonably satisfactory to the Purchaser, the Corporation and the applicable trustee.

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(2)	The Corporation shall promptly notify the Purchaser if, prior to Closing, any Rating Agency advises the Corporation that it is contemplating an adverse change in the rating or rating outlook applicable to any of the Corporation Existing Notes or has placed or is contemplating placing any of the Corporation Existing Notes or the rating of the Corporation Existing Notes: (a) on a credit watch, ratings alert or other comparable downgrade warning; (b) under review with negative or developing implications; or (c) under review for possible downgrade or with direction uncertain.

(3)	The Corporation shall not, and shall cause each of its Subsidiaries not to: (a) contact, communicate with or engage any Rating Agency without informing the Purchaser reasonably in advance of such contact, communications or engagement and providing the Purchaser with: (i) the opportunity to review and comment upon in advance any written communication to be sent by or on behalf of the Corporation to any such Rating Agency; (ii) a copy of such written communication; and (iii) the opportunity to participate in any discussions, negotiations or proceedings with or including any such Rating Agency; or (b) remove or purposely cause the removal of or permit the removal of any Rating Agency or cause to be added a Rating Agency that is not currently rating the Corporation Existing Notes as a Rating Agency of the Corporation Existing Notes, in each case, pursuant to the terms of the Corporation Existing Notes and Corporation Indentures.

(4)	The Purchaser acknowledges and agrees that, notwithstanding the foregoing or any other provision of this Agreement, its obligation to consummate the transactions contemplated by this Agreement and the Plan of Arrangement is not subject to the consummation of any transaction contemplated in this Section 4.13. For the avoidance of doubt, if any transaction referred to in this Section 4.13 is not consummated, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

Section 4.14	Stock Exchange Approvals.

The Purchaser shall use its commercially reasonable efforts to obtain the Stock Exchange Approvals or conditional approval, subject only to customary conditions for listing of the Consideration Shares, prior to the mailing of the Circular, but in any event, prior to Closing. The Purchaser shall be responsible for and pay, or cause to be paid, all filing fees in connection with obtaining the Stock Exchange Approvals.

Section 4.15	Pre-Acquisition Reorganization.

(1)	Subject to Section 4.15(2), the Corporation agrees that, upon request of the Purchaser, the Corporation shall use commercially reasonable efforts to: (a) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); (b) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (c) cooperate with the Purchaser and its advisors to seek to obtain consents or waivers which might be required, including, if applicable, from the Corporation’s or its Subsidiaries’ lenders under existing debt documentation in connection with any Pre-Acquisition Reorganization.

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(2)	The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.15(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed as close as reasonably practicable to the Effective Date, and can be reversed or unwound in the event the Arrangement is not completed;

(b)	does not require the Corporation to obtain the approval of Securityholders or, after the mailing of the Circular, require any amendment thereto;

(c)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(d)	would not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6 or the ability of the Purchaser or the Corporation to consummate, and would not materially delay the consummation of, the Arrangement;

(e)	does not result in any Taxes being imposed on, or any Taxes or other consequences to, any Securityholder of the Corporation;

(f)	is not detrimental to, or inconsistent with, the treatment of the Arrangement as a single, integrated transaction qualifying as a “reorganization” under Section 368(a) of the Code;

(g)	would not have a Material Adverse Effect on the Corporation or a Purchaser Material Adverse Effect on the Purchaser;

(h)	does not, in the opinion of the Corporation, acting reasonably and in good faith, interfere with the ongoing operations of the Corporation or any of its Subsidiaries; and

(i)	does not require the directors, Corporation Employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, Corporation Employee or agent.

(3)	The Purchaser must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain approval of the Shareholders or the Court).

(4)	The Purchaser shall: (a) promptly reimburse the Corporation for all documented out-of-pocket costs and expenses (including fees payable to existing legal, financial or other advisors of the Corporation and its Subsidiaries) incurred by the Corporation, its Subsidiaries and their respective Representatives to restore the organizational structure of the Corporation to a substantially identical structure of the Corporation as of immediately prior to the implementation of any Pre-Acquisition Reorganization; and (b) indemnify and hold harmless the Corporation and its Subsidiaries and their respective Representatives (to the extent that such Representatives are assessed with statutory liability therefor) from and against all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (a)) and, as applicable, the reversal or unwind of any such Pre-Acquisition Reorganization; provided that, if this Agreement is terminated by the Purchaser in accordance with the terms hereof as a result of a wilful breach by the Corporation, the Purchaser will not be required to pay any amounts referred to in clause (a) or (b). The indemnification obligations contained in this Section 4.15(4) shall survive indefinitely notwithstanding the termination of this Agreement.

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(5)	The Corporation acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the Tax basis in certain capital property of the Corporation for purposes of the Tax Act and agrees to: (a) use commercially reasonable efforts to provide information reasonably required by the Purchaser in this regard on a timely basis; and (b) use commercially reasonable efforts to assist in the obtaining of any such information, and that is readily available to the Corporation, in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions, in each case as is reasonably requested by the Purchaser.

(6)	The Purchaser agrees that any actions taken by the Corporation at the request or direction of the Purchaser in connection with a Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and will not be considered in determining whether a representation or warranty of the Corporation under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

Section 4.16	Board Nomination.

Provided the Corporation has provided written notice to the Purchaser, by the earlier of: (a) 15 Business Days following the date of the Meeting; and (b) 20 Business Days prior to the Effective Time, identifying an existing independent (as defined in Canadian Securities Laws) director of the Corporation whom the Corporation wishes to have appointed to the board of directors of the Purchaser, and such director is an individual who is not prohibited from acting as a director pursuant to the Business Corporations Act (Ontario), applicable Canadian Securities Laws and the rules of any recognized stock exchange on which the Purchaser Shares are listed for trading, the Purchaser shall appoint such director to the board of directors of the Purchaser, effective following the Effective Time.

Section 4.17	AcquireCo.

The Purchaser covenants and agrees that, at least two (2) Business Days prior to the Effective Date, it shall incorporate and organize AcquireCo and, until the consummation of the amalgamation contemplated by the Plan of Arrangement, own all of the outstanding shares in the capital of AcquireCo.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation.

(1)	Except as expressly provided in this Article 5, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly):

(a)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

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(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser, its affiliates or its Representatives) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation; or

(d)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser, its affiliates or its Representatives) in respect of an Acquisition Proposal, or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal.

(2)	The Corporation shall, and shall cause its Subsidiaries and their respective Representatives to:

(a)	immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiations, or other activities with any Person (other than the Purchaser, its affiliates or its Representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	promptly (and in any event within one Business Day) discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Corporation Data Room, any confidential information, properties, facilities and Books and Records; and

(c)	promptly (and in any event within two (2) Business Days) request: (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided to any Person other than the Purchaser and its Representatives; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed.

(3)	The Corporation represents and warrants that none of the Corporation, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement, restriction or covenant in respect of an Acquisition Proposal in effect since December 31, 2024 to which the Corporation or any of its Subsidiaries is a party, and the Corporation covenants and agrees that (a) the Corporation shall use commercially reasonable efforts to enforce each such confidentiality, standstill, clean team or similar agreement, restriction or covenant or any such agreement, restriction or covenant to which the Corporation or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and (b) none of the Corporation, its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Corporation, or any of its Subsidiaries, in each case, with respect to an Acquisition Proposal, under any confidentiality, standstill, clean team or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party, or any such agreement, restriction or covenant to which the Corporation may hereafter become a party in accordance with Section 5.3 (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(3)).

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Section 5.2	Notification of Acquisition Proposals.

(1)	If the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of their respective Representatives, receives or otherwise becomes aware of either: (i) an inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or (ii) any request for copies of, access to, or disclosure of, non-public confidential information relating to the Corporation or any of its Subsidiaries, the Corporation shall promptly (and in any event within 24 hours of receipt) notify the Purchaser, at first orally and then in writing of such Acquisition Proposal. Such notice shall include a copy of any written Acquisition Proposal (and any amendment, correspondence, documents or other materials related thereto) received by the Corporation, its Subsidiaries or any of their respective Representatives or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by the Corporation).

(2)	The Corporation shall promptly (and in any event within 24 hours) provide such further and other details of the Acquisition Proposal or any amendment thereto as the Purchaser may reasonably request (to the extent known by the Corporation). The Corporation shall keep the Purchaser promptly and reasonably informed of the status of developments and negotiations, including any change to material terms (including any amendments to the consideration, in form and/or quantum), of any Acquisition Proposal, inquiry, proposal, offer or request or any amendment thereto, shall respond promptly (and in any event within 24 hours) to all reasonable inquiries by the Purchaser with respect thereto, and shall promptly (and in any event within 24 hours) provide to the Purchaser copies of all correspondence and other written material sent to or provided, or if not in writing, a description of the terms of such correspondence or communication, in connection with such inquiry, proposal, offer or request or sent or provided by the Corporation to any Person in connection with such inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal.

Notwithstanding Section 5.1, the Corporation, its Subsidiaries and their respective Representatives may at any time prior to obtaining the Required Shareholder Approval, enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by the Corporation, its Subsidiaries or any of their respective Representatives) seeks to initiate such discussions or negotiations and, subject to execution of an Acceptable Confidentiality Agreement, may furnish to such third party information concerning the Corporation and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Purchaser), in each case if and only to the extent that:

(a)	the third party has first made a bona fide Acquisition Proposal, which did not result from a breach of this Article 5;

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(b)	the Board (or any relevant committee thereof) first determines in good faith, after consultation with its financial advisors and its external legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal and has provided the Purchaser with written confirmation thereof;

(c)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.3); and

(d)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Corporation promptly: (i) provides written notice to the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity, and (ii) provides to the Purchaser a true and complete copy of the final executed Acceptable Confidentiality Agreement entered into with such Person or entity in compliance with this Section 5.3(d) and the information required to be provided under Section 5.2.

Section 5.4	Right to Match.

(1)	Subject to compliance with Article 7, following the determination, in good faith by the Board (or any relevant committee thereof) that an Acquisition Proposal constitutes a Superior Proposal, the Corporation shall give the Purchaser, in writing, at least five (5) Business Days (“Matching Period”) advance notice of any decision by the Board to make a Change in Recommendation in respect of such Superior Proposal, which notice (the “Superior Proposal Notice”) shall:

(a)	confirm that the Board (or any relevant committee thereof) has determined that such Acquisition Proposal constitutes a Superior Proposal;

(b)	identify the third party making the Superior Proposal;

(c)	confirm that the Corporation has provided the Purchaser with access to, or otherwise made available to Purchaser, any non-public information concerning the Corporation and its Subsidiaries that was provided to the party making the Superior Proposal contemporaneously with providing such information to such party making the Superior Proposal;

(d)	detail the value and financial terms ascribed to any non-cash consideration offered under such Acquisition Proposal;

(e)	confirm that the failure of the Board to take such action with respect to such Superior Proposal would be inconsistent with the fiduciary duties of the Corporation; and

(f)	be accompanied by a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing commitments or other documents in possession of the Corporation and its Representatives containing the terms and conditions of such Superior Proposal).

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(2)	During the Matching Period, the Corporation agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the Person making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change the Board Recommendation.

(3)	The Corporation acknowledges and agrees that, during the Matching Period, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. During the Matching Period: (a) the Board (or any relevant committee thereof) shall review any offer made by the Purchaser under this Section 5.4(3) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement or the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement on such amended terms. If the Board (or any relevant committee thereof) determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly advise the Purchaser and the Corporation, and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(4)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by Shareholders or other terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 5.4(1), and the Purchaser shall be afforded a new Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Corporation.

(5)	At the written request of the Purchaser, the Board shall promptly (and in any event within one (1) Business Day) reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board (or any relevant committee thereof) has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board (or any relevant committee thereof) determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(3) with respect to any such Acquisition Proposal would result in such Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its external legal counsel.

(6)	If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than five (5) Business Days before the Meeting, the Corporation shall be permitted to, and upon request from the Purchaser, shall adjourn or postpone the Meeting to a date that is not more than five (5) Business Days after the scheduled date of the Meeting, but in any event the Meeting shall not be adjourned or postponed to a date which could reasonably be expected to prevent the Effective Date from occurring on or prior to the Outside Date.

(7)	Nothing in this Agreement shall prohibit the Board from: (a) responding through a directors’ circular; (b) taking and disclosing a position as required by applicable Canadian Securities Laws; or (c) making any disclosure to the Shareholders if, in the good faith judgement of the Board (or any relevant committee thereof), after consultation with external legal counsel, the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, provided that, the Corporation shall provide the Purchaser and its counsel with a reasonable opportunity to review the form and content of such disclosure, and shall give reasonable and due consideration to any comments made by the Purchaser and its counsel and; provided further, that, notwithstanding that the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation. In addition, nothing contained in this Agreement shall prevent the Corporation or the Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the ABCA or ordered to be held by a court in accordance with applicable Laws.

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(8)	Any violation of the restrictions set forth in Article 5 by the Corporation’s Subsidiaries or the Corporation’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Article 5 by the Corporation. Furthermore, the Corporation shall be responsible for any breach of this Article 5 by its Subsidiaries and its and their respective Representatives.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied at or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting (by the Required Shareholder Approval) in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order shall have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably.

(3)	Stock Exchange Approvals. The Stock Exchange Approvals shall have been obtained and remain in full force and effect.

(4)	Required Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.

(5)	Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect (whether temporary, preliminary or permanent) which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement or any of the other transactions contemplated by this Agreement and the Plan of Arrangement.

(6)	Articles of Arrangement. The Articles of Arrangement to be filed with the Registrar under the ABCA in accordance with the Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

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Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Corporation set forth: (a) in paragraph 1 [Organization and Qualification], paragraph 2 [Corporate Authorization], paragraph 3 [Execution and Binding Obligation] and paragraph 18(b) [No Material Adverse Effect] of Schedule C are, as of the Agreement Date, and are, as of the Effective Time, true and correct in all respects; (b) in paragraphs 6(a), 6(b), 6(c), 6(d) and 6(f) [Capitalization] of Schedule C are, as of the Agreement Date, and are, as of the Effective Time, true and correct in all respects other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and (c) in Schedule C, other than those to which clause (a) or clause (b) above applies, are, as of the Agreement Date, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Corporation shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Effective Time and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 5% of the issued and outstanding Shares.

(4)	Corporation Material Adverse Effect. Since the Agreement Date, there shall have not occurred a Material Adverse Effect which is continuing as of the Closing.

(5)	Corporation Shareholder Agreement. The Corporation Shareholder Agreement shall have been terminated effective as of the Effective Time, such termination in a form acceptable to the Purchaser, acting reasonably.

(6)	No Legal Actions. There shall be no action or proceeding pending or threatened by any Person that would reasonably be expected to enjoin or prohibit the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any of the Shares, including the right to vote the Shares, or the business of the Corporation.

Section 6.3	Additional Conditions Precedent to the Obligations of the Corporation.

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser: (a) set forth in paragraph 1 [Organization and Qualification], paragraph 2 [Corporate Authorization], paragraph 3 [Execution and Binding Obligation] and paragraph 16(b) [No Purchaser Material Adverse Effect] of Schedule D are, as of the Agreement Date, and are, as of the Effective Time, true and correct in all respects; (b) in paragraphs 6(a), 6(b), and 6(c) [Capitalization] of Schedule D are, as of the Agreement Date, and are, as of the Effective Time, true and correct in all respects other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and (c) in Schedule D, other than those to which clause (a) or clause (b) above applies, are, as of the Agreement Date, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

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(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it at or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.10 the aggregate Consideration to be paid pursuant to the Arrangement.

(4)	Purchaser Material Adverse Effect. Since the Agreement Date, there shall have not occurred a Purchaser Material Adverse Effect which is continuing as of the Closing.

(5)	Purchaser Board. On the Effective Date, the composition of the board of directors of the Purchaser shall be as contemplated in Section 4.16.

Section 6.4	Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow when the Certificate of Arrangement is issued by the Registrar without any further act or formality required on the part of any Person.

Article 7
TERM AND TERMINATION

Section 7.1	Term.

This Agreement shall be effective from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

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Section 7.2	Termination.

This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution by the Shareholders and/or receipt of the Final Order) by:

(1)	the mutual written agreement of the Parties;

(2)	either the Corporation, on the one hand, or the Purchaser, on the other hand, if:

(a)	No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the convened and held Meeting in accordance with the Interim Order, provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(a) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party to perform any of its covenants or agreements under this Agreement;

(b)	Illegality. Any Governmental Entity has enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and has the effect of making the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement or any of the other transactions contemplated in this Agreement and the Plan of Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(2)(b): (i) has complied with its obligations under this Agreement to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (ii) the enactment, making, enforcement or amendment of such Law was not primarily due to a result of a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement;

(c)	Occurrence of Outside Date. The Effective Time has not occurred on or prior to 5:00 p.m. (Calgary time) on the Outside Date, provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties under this Agreement or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(d)	Mutual Conditions Precedent. Any condition in Section 6.1 hereof (other than the condition in Section 6.1(1) [Arrangement Resolution]) becomes incapable of being satisfied by the Outside Date, provided that the right to terminate this Agreement under this Section 7.2(2)(d) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied or where such Party has not complied with the applicable provisions of Section 4.9;

(3)	the Corporation if:

(a)	Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement shall have occurred that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.9(3); provided that the Corporation is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied;

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(b)	Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board authorizes the Corporation, in accordance with and subject to the terms and conditions of this Agreement, to enter into a definitive written agreement with respect to a Superior Proposal, provided the making of the Acquisition Proposal that constituted a Superior Proposal did not result from a material breach of Article 5 and that prior to or concurrently with such termination, the Corporation pays the Corporation Termination Fee in accordance with Section 7.4;

(c)	Failure of Purchaser to Consummate. (i) The conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Purchaser Conditions] have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred pursuant to Section 2.8 (excluding conditions that, by their nature, are to be satisfied at the Effective Time, provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of the notice referenced in clause (ii) of this Section 7.2(3)(c) if the Effective Time, including the condition in Section 6.3(3) [Deposit of Consideration]; were to occur on the date of such notice); (ii) the Corporation has delivered written notice to the Purchaser to the effect that the conditions in Section 6.1 [Mutual Conditions Precedent] and the conditions in favour of the Corporation in Section 6.3 [Corporation Conditions] have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time, including the condition in Section 6.3(3) [Deposit of Consideration]; provided, that such conditions to be satisfied at the Effective Time would be satisfied as of the date of such notice if the Effective Time were to occur on the date of such notice); (iii) the Purchaser fails to: (A) deposit or cause to be deposited the Consideration in accordance with Section 2.10; or (B) consummate the Closing, in each case, on or before the date that is three (3) Business Days after the delivery of the notice referenced in clause (ii) of this Section 7.2(3)(c); and (iv) the Corporation was, and has irrevocably confirmed to the Purchaser in writing that it is, prepared to consummate the Closing during the three (3) Business Day period referenced in clause (iii) above; or

(d)	Purchaser Material Adverse Effect. Since the Agreement Date, there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or

(4)	the Purchaser if:

(a)	Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.9(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

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(b)	Change in Recommendation. Prior to the approval by the Shareholders of the Arrangement Resolution: (i) the Board fails to unanimously recommend (with any interested directors abstaining) or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, or publicly proposes or states an intention to so withdraw, amend, modify or qualify, the Board Recommendation; (ii) the Board accepts, approves, endorses, enters into, recommends, or publicly proposes to accept, approve, endorse, enter into or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, beyond the third (3rd) Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with Section 5.4(6)); or (iii) the Board fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with Section 5.4(6)) (each, a “Change in Recommendation”);

(c)	Material Breach of Non-Solicit. Prior to the approval of the Shareholders of the Arrangement Resolution, the material breach by the Corporation, its Subsidiaries or their respective Representatives (acting in their capacity as such) of any of the obligations set out in Article 5 in any material respect; or

(d)	Corporation Material Adverse Effect. Since the Agreement Date, there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

provided that, in each case, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to the other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 2.8 [Articles of Arrangement and Effective Date], Section 4.7(4) [Privacy Matters] and Section 4.10(1) [Insurance and Indemnification] shall survive such termination; and (b) in the event of termination under Section 7.2, Section 2.4(5) [Purchaser Misrepresentation in Circular], Section 2.4(6) [Corporation Misrepresentation in Circular], Section 4.6(3) [Confidentiality], Section 4.15(4) [Pre-Closing Reorganization Reimbursement], this Section 7.3 through to and including Section 8.13, Section 1.2 and all related definitions set forth in Section 1.1 shall survive, and subject to Section 7.4(7), no Party shall be relieved of any liability for any wilful breach by it of this Agreement or damages arising as a result of its fraud.

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Section 7.4	Corporation Termination Fee.

(1)	Except as expressly otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	For the purposes of this Agreement, “Corporation Termination Fee” means an amount equal to $200,000,000.

(3)	For the purposes of this Agreement, “Corporation Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser pursuant to Section 7.2(4)(b) [Change in Recommendation];

(b)	by the Purchaser pursuant to Section 7.2(4)(c) [Material Breach of Non-Solicit];

(c)	by the Corporation pursuant to Section 7.2(3)(b) [Superior Proposal];

(d)	by the Corporation or the Purchaser, as applicable, pursuant to any subsection of Section 7.2 if at such time, the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(4)(b) [Change in Recommendation] or Section 7.2(4)(c) [Material Breach of Non-Solicit];

(e)	by the Purchaser pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation], but only if such termination relates to a wilful breach by the Corporation;

(f)	by the Corporation or the Purchaser pursuant to Section 7.2(2)(a) [No Required Shareholder Approval] or Section 7.2(2)(c) [Occurrence of Outside Date] but only if:

(i)	prior to the Meeting, a bona fide Acquisition Proposal, or an intention to make an Acquisition Proposal, is publicly made or publicly announced by any Person and such Acquisition Proposal has not been withdrawn at least five (5) Business Days prior to the Meeting; and

(ii)	within twelve (12) months following the date of such termination: (A) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (i) above) is consummated or effected; or (B) the Corporation enters into a written agreement (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (i) above) and such Acquisition Proposal is later consummated or effected, provided that, for the purposes of this Section 7.4(3)(f), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

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(4)	If a Corporation Termination Fee Event occurs, the Corporation shall pay the Corporation Termination Fee to the Purchaser in consideration for the disposition by the Purchaser of its rights under this Agreement, by wire transfer of immediately available funds, as follows:

(a)	if the Corporation Termination Fee is payable pursuant to Section 7.4(3)(a) [Change in Recommendation] or Section 7.4(3)(b) [Material Breach of Non-Solicit], the Corporation Termination Fee shall be payable within two (2) Business Days following such termination;

(b)	if the Corporation Termination Fee is payable pursuant to Section 7.4(3)(c), the Corporation Termination Fee shall be payable prior to or concurrently with such termination; and

(c)	if the Corporation Termination Fee is payable pursuant to Section 7.4(3)(f) [Acquisition Tail], the Corporation Termination Fee shall be payable on or prior to the earlier of the consummation of the Acquisition Proposal referred to therein or the entering into of the definitive acquisition or transaction agreement referred to in Section 7.4(3)(f).

(5)	For greater certainty, in no event shall the Corporation be obligated to pay the Corporation Termination Fee more than once.

(6)	The Corporation acknowledges that the payment amounts set forth in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the payment amounts set forth in this Section 7.4 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(7)	Subject to Section 7.3 and each Party’s right to seek injunctive relief under Section 8.4 prior to the termination of this Agreement, the Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Corporation Termination Fee, such fee represents liquidated damages and such Corporation Termination Fee is paid in full within the prescribed time period, such Corporation Termination Fee is the sole monetary remedy of the Purchaser against the Corporation and the Purchaser shall be precluded from any other remedy against the Corporation and shall not seek to obtain any recovery, judgement or damages of any kind against the Corporation in connection with this Agreement; provided that this limitation shall not apply in the event of fraud or a wilful breach by the Corporation of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.5	Corporation Expense Reimbursement.

If this Agreement is terminated by:

(a)	the Purchaser or the Corporation pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] and at the time of such termination there exists a state of facts or circumstances that would cause the conditions set forth in Section 6.3(1) [Representations and Warranties of Purchaser] not to be satisfied, notwithstanding the availability of any cure period; or

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(b)	the Corporation pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser], but only if such termination relates to a wilful breach by the Purchaser.

(each of the above, if not timely cured, if applicable, or waived by the Corporation, being (upon expiration of the applicable cure period) hereinafter referred to as a “Corporation Expense Reimbursement Event”), the Purchaser shall pay to the Corporation $20,000,000 (the “Corporation Expense Reimbursement Amount”), in consideration for the expenses incurred by the Corporation in connection with the Arrangement, in immediately available funds, to an account designated by the Corporation, provided that if the Corporation is in material breach of its obligations at the time of termination of the Agreement such amount will not be payable.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments.

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify conditions contained in this Agreement,

provided that no such amendment or waiver may reduce or materially adversely affect the Consideration to be received by Shareholders pursuant to the Arrangement or change the timing of payment, or the form of, the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Section 8.2	Notices.

(1)	Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

1759 Purdy Avenue,
Suite 300
Miami Beach, Florida
33139
USA

Attention:	Patrick Dovigi, President and Chief Executive Officer

Email:	[Redacted: Email address]

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with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, M5L 1B9
Canada

Attention:	Jeffrey M. Singer; Jeff Hershenfield
Email:	[Redacted: Email address]

(b)	to the Corporation at:

2300, 225 – 6th Avenue S.W.

Calgary, Alberta T2P 1N2

Attention:	Legal Department
E-mail:	[Redacted: Email address]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
Suite 4000
421 - 7th Avenue SW
Calgary AB T2P 4K9

Attention:	John Piasta
Email:	[Redacted: Email address]

(2)	Any notice or other communication is deemed to be given and received: (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (Calgary time) and otherwise on the next Business Day; (b) if sent by overnight courier, on the next Business Day; or (c) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (Calgary time) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s external legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to external legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.3	Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

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Section 8.4	Injunctive Relief.

Subject to the terms of this Section 8.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to the terms of this Section 8.4, it is accordingly agreed that the Parties shall be entitled to specific performance of the terms of this Agreement and an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for: (a) proof of damages; or (b) the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 8.5	Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum, except as provided in Section 2.4(5) [Purchaser Misrepresentation in Circular], Section 2.4(6) [Corporation Misrepresentation in Circular], Section 2.7 [Incentive Plans], Section 4.10(1) [Insurance and Indemnification] and Section 4.15(4) [Pre-Acquisition Reorganization], which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions.

Section 8.6	Waiver.

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound by the waiver and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.7	Entire Agreement.

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no other representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matters of this Agreement or the Confidentiality Agreement, except as expressly provided herein and therein. Except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

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Section 8.8	Successors and Assigns.

(1)	This Agreement becomes effective only when executed by each of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 8.9	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.10	Governing Law.

(1)	This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.11	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.12	No Liability.

This Agreement may only be enforced against, and any proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No Financing Source or past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, shareholder (or equivalent), equityholder, controlling Person, affiliate, agent, attorney or other Representative of any Party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, general or limited partner, shareholder, equityholder, controlling Person, affiliate, agent, attorney or other Representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability whatsoever (whether in contract, in tort or otherwise) to the Corporation or any of its affiliates under this Agreement or the transactions contemplated hereby or in connection with any Financing. Without limiting the rights of any Party to this Agreement against any other Party, in no event shall the Purchaser, the Corporation or any of their respective affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

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Section 8.13	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by e-mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

GFL ENVIRONMENTAL INC.

By:	(signed) “Patrick Dovigi”
Name: Patrick Dovigi
Title: President and Chief Executive Officer

[Signature Page to the Arrangement Agreement]

SECURE WASTE INFRASTRUCTURE CORP.

By:	(signed) “Allen Gransch”
Name: Allen Gransch
Title: Chief Executive Officer

[Signature Page to the Arrangement Agreement]

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

Section 1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta).

“AcquireCo” means [●]1 a corporation existing under the Laws of the Province of Alberta.

“Adjustment Factor” means 2.0.

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 7.1, in accordance with the terms of the Interim Order, or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated April 12, 2026, between the Purchaser and the Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“ASC” means the Alberta Securities Commission.

“Available Cash Election Amount” means, expressed in dollars, an amount equal to the greater of (A) zero; and (B) the Cash Maximum, less: (i) the aggregate amount of Cash Consideration payable to Combination Electing Shareholders and (ii) the aggregate amount of Cash Consideration that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Combination Electing Shareholder.

“Available Share Election Number” means the Share Maximum less: (i) the aggregate number of Consideration Shares deliverable to Combination Electing Shareholders and (ii) the aggregate number of Consideration Shares that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Combination Electing Shareholder.

1 AcquireCo name to be inserted once AcquireCo is incorporated in accordance with Section 4.17 of the Arrangement Agreement.

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“Board” means the board of directors of the Corporation, as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“Cash Consideration” means the consideration in the form of cash to be paid to Shareholders (other than to Dissenting Shareholders) pursuant to this Plan of Arrangement excluding the Mandatory Cash Amount.

“Cash Elected Consideration” means an amount in cash equal to the Cash Value.

“Cash Electing Shareholder” means a Shareholder, other than a Dissenting Shareholder, who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Cash Elected Consideration in respect of their Shares.

“Cash Election Amount” means the aggregate amount of Cash Consideration that would be payable to Cash Electing Shareholders before giving effect to Section 2.4.

“Cash Maximum” means the aggregate amount in cash equal to the product obtained by multiplying the number of Shares issued and outstanding immediately prior to the Effective Time by $4.95.

“Cash Value” means $24.75.

“Certificate of Arrangement” means the certificate or proof of filing pursuant to subsection 193(11) of the ABCA to be issued by the Registrar upon receipt of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, sent to the Shareholders and other Persons as required by the Interim Order and applicable Law in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement and the Interim Order.

“Combination Elected Consideration” means: (i) $4.95 in cash; and (ii) 0.3356 of a Consideration Share.

“Combination Electing Shareholder” means each Shareholder, other than a Dissenting Shareholder,      who has duly and properly elected in a Filed Letter of Transmittal and Election Form, or has been deemed to have so elected, to receive the Combination Elected Consideration in respect of their Shares.

“Consideration” means the aggregate consideration to be paid and received pursuant to this Plan of Arrangement in respect of each Share that is transferred to the Purchaser, consisting of (i) the Mandatory Cash Amount, (ii) the Cash Consideration, and/or (iii) the Share Consideration, subject to, in the case of clauses (ii) and (iii), the elections, maximum amounts and pro rationing as set forth in this Plan of Arrangement.

“Consideration Election” has the meaning specified in Section 3.1(1).

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“Consideration Shares” means the Purchaser Subordinate Voting Shares issuable pursuant to this Plan of Arrangement.

“control” (and any derivatives thereof, including “controlled”) means: (a) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (b) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity (i) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person, or (ii) the ownership of other interests or the holding of a position (such as general partner of a limited partnership or trustee of a trust) entitling the holder to exercise control and direction over the activities of such Person.

“Corporation” means SECURE Waste Infrastructure Corp.

“Corporation DSU Holders” means holders of Corporation DSUs.

“Corporation DSU Plan” means the Corporation’s deferred share unit plan dated April 3, 2012, as amended from time to time.

“Corporation DSUs” means any outstanding deferred share units issued by the Corporation pursuant to the Corporation Omnibus Incentive Plan.

“Corporation Omnibus Incentive Plan” means the omnibus incentive plan of the Corporation, approved by the Shareholders on May 2, 2025.

“Corporation Phantom PSU” means any outstanding phantom PSU of the Corporation issued pursuant to an Incentive Plan.

“Corporation Phantom RSU” means any outstanding phantom RSU of the Corporation issued pursuant to an Incentive Plan.

“Corporation Phantom Unit Cash Plan” means the Corporation’s phantom unit cash plan dated January 8, 2019, as amended from time to time.

“Corporation Phantom Unit Holders” means holders of Corporation Phantom PSUs and/or Corporation Phantom RSUs.

“Corporation PSU Holders” means holders of Corporation PSUs.

“Corporation PSUs” means any outstanding performance share units issued by the Corporation pursuant to an Incentive Plan.

“Corporation RSU Holders” means holders of Corporation RSUs.

“Corporation RSUs” means any outstanding restricted share units issued by the Corporation pursuant to an Incentive Plan.

“Corporation Unit Incentive Plan” means the unit incentive plan of the Corporation approved by the Shareholders on April 29, 2022, and as amended and restated by the Corporation Omnibus Incentive Plan.

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“Court” means the Court of King’s Bench of Alberta.

“Depositary” means such Person as the Corporation may appoint to act as depositary for the Shares in relation to the Arrangement, with approval of the Purchaser acting reasonably.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Shareholder” means a registered holder of Shares as of the record date of the Meeting who: (i) has validly exercised its Dissent Rights in strict compliance with the Dissent Rights, (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (iii) is ultimately entitled to be paid the fair value for their Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.

“DSU Agreement” means an agreement evidencing the terms of any Corporation DSU or Legacy Tervita DSU.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Election Deadline” means 5:00 p.m. (Calgary time) on the date that is (i) agreed by the Corporation and the Purchaser, each acting reasonably, and (ii) announced by the Corporation by means of a news release at least two (2) Business Days before such date.

“Eligible Holder” means a beneficial holder of Shares that is: (a) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

“Exchange Ratio” means 0.4195.

“Filed Letter of Transmittal and Election Form” means a duly and properly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Election Deadline by a Shareholder, accompanied by the certificate(s) representing such holder’s Shares.

“Final Order” means the final order of the Court pursuant to section 193(4) of the ABCA, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (with the consent of both the Corporation and the Purchaser, each acting reasonably) on appeal.

“Fractional Consideration Share Entitlement” has the meaning specified in Section 6.6.

“Governmental Entity” means: (a) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (b) any political subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any Securities Authority, the SEC or any stock exchange, including the TSX and the NYSE.

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“Incentive Plans” means, collectively: (a) the Corporation Omnibus Incentive Plan; (b) the Corporation DSU Plan; (c) the Tervita DSU Plan; (d) the Corporation Phantom Unit Cash Plan; and (e) the Corporation Unit Incentive Plan.

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA, in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable supranational, national, federal, provincial, territorial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, Order or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and all policies, practices, guidelines, including, without limitation, Tax Laws.

“Legacy Tervita DSU Holders” means holders of Legacy Tervita DSUs.

“Legacy Tervita DSUs” means any outstanding deferred share units of Tervita Corporation, issued pursuant to the Tervita DSU Plan.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent by the Corporation to Shareholders to surrender the certificates representing their Shares and to elect to receive, on completion of the Arrangement, the Cash Elected Consideration, Share Elected Consideration or Combination Elected Consideration, in exchange for their Shares.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, statutory or deemed trust, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, defect of title or encumbrance of any kind or any nature which, in substance, secures payment or performance of an obligation, and in each case, whether contingent or absolute and, without limitation to the foregoing, includes, in respect of the Corporation Real Property, any agreements, leases, options, easements, rights of way, restrictions, executions or other encumbrances, liens or interests (including notices or other registrations in respect of any of the foregoing) affecting title thereto.

“Mandatory Cash Amount” means $0.0001.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

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“Net Proceeds Amount Per Consideration Share” has the meaning specified in Section 6.6.

“Order” means any order, injunction, judgement, decree, determination, writ, consent, stipulation, award or ruling of, or agreement (including without limitation any settlement agreement, disciplinary agreement, consent or conciliation agreement, or memoranda of understanding) with, any Governmental Entity.

“Parties” means the Purchaser and the Corporation, and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal Representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Phantom Unit Agreement” means an agreement evidencing the terms of any Corporation Phantom PSU or Corporation Phantom RSU.

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 7.1, in accordance with the terms of the Interim Order, or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Purchaser” means GFL Environmental Inc.

“Purchaser Subordinate Voting Shares” means the subordinate voting shares in the capital of the Purchaser.

“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.

“Registrar” means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed under section 263 of the ABCA.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

“Remaining Cash Amount” means, expressed in dollars, the Available Cash Election Amount less the aggregate amount of Cash Consideration payable to Cash Electing Shareholders.

“Remaining Share Number” means the Available Share Election Number less the aggregate number of Consideration Shares deliverable to Share Electing Shareholders.

“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.

“SEC” means the United States Securities and Exchange Commission.

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986.

“Securities Authority” means collectively, the ASC, or any other applicable securities commission or regulatory authority of each province or territory of Canada.

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“Securityholders” means, collectively, the Shareholders, Corporation RSU Holders, Corporation PSU Holders, Corporation DSU Holders, Legacy Tervita DSU Holders and Corporation Phantom Unit Holders.

“Share Consideration” means the consideration in the form of Consideration Shares to be paid to Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement.

“Share Elected Consideration” means the number of Consideration Shares equal to the number of Shares held by a Share Electing Shareholder multiplied by the Exchange Ratio.

“Share Electing Shareholder” means a Shareholder, other than a Dissenting Shareholder, who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Share Elected Consideration in respect of their Shares.

“Share Election Number” means the aggregate number of Consideration Shares that would be deliverable to Share Electing Shareholders before giving effect to Section 2.4.

“Share Maximum” means such number of Consideration Shares as is equal to the product obtained by multiplying the number of Shares issued and outstanding immediately prior to the Effective Time by 0.3356.

“Shareholders” means the registered and/or beneficial holders of Shares, as the context requires.

“Shares” means the common shares in the capital of the Corporation.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

“Tervita DSU Plan” means the amended and restated deferred share unit plan pertaining to Legacy Tervita DSUs.

Section 1.2	Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

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(4)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal and Election Form are to local time, Calgary, Alberta.

Article 2
THE ARRANGEMENT

Section 2.1	Arrangement.

This Plan of Arrangement constitutes an arrangement under Section 193 of the ABCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

Section 2.2	Binding Effect.

(1)	This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Shareholders), any agent or transfer agent therefor, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

(2)	The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.3 has become effective in the sequence and at the times set out therein.

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Section 2.3	Arrangement.

Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur consecutively in the following order without any further act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

(1)	each Corporation DSU and Legacy Tervita DSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Incentive Plan or any applicable DSU Agreement in relation thereto, without any further action by or on behalf of the holder of such Corporation DSU and/or Legacy Tervita DSU, shall be deemed to have vested and shall be cancelled and terminated in exchange for, subject to Section 6.3 and Section 6.5, a cash payment (without interest) from the Corporation equal to (i) the Cash Value and (ii) the Mandatory Cash Amount, and with respect to each Corporation DSU and Legacy Tervita DSU cancelled and terminated pursuant to this Section 2.3(1): (A) the holder thereof shall cease to be the holder of such Corporation DSU and/or Legacy Tervita DSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation DSU and/or Legacy Tervita DSU or under an Incentive Plan or the applicable DSU Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(1), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(2)	each Corporation RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Incentive Plan or any applicable RSU Agreement in relation thereto, without any further action by or on behalf of the holder of such Corporation RSU, shall be deemed to have vested and shall be cancelled and terminated in exchange for, subject to Section 6.3, Section 6.5 and Section 6.6, (i) the Exchange Ratio of a Consideration Share and (ii) a cash payment (without interest) from the Corporation equal to the Mandatory Cash Amount for each such Corporation RSU, and with respect to each Corporation RSU cancelled and terminated pursuant to this Section 2.3(2): (A) the holder thereof shall cease to be the holder of such Corporation RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation RSU, or under an Incentive Plan or the applicable RSU Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(2), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(3)	each Corporation Phantom RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Incentive Plan or any applicable Phantom Unit Agreement in relation thereto, without any further action by or on behalf of the holder of such Corporation Phantom RSU, shall be deemed to have vested and shall be cancelled and terminated in exchange for, subject to Section 6.3 and Section 6.5, a cash payment (without interest) from the Corporation equal to (i) the Cash Value and (ii) the Mandatory Cash Amount, and with respect to each Corporation Phantom RSU cancelled and terminated pursuant to this Section 2.3(3): (A) the holder thereof shall cease to be the holder of such Corporation Phantom RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Phantom RSU or under an Incentive Plan or the applicable Phantom Unit Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(3), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

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(4)	each Corporation PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Incentive Plan or any applicable PSU Agreement in relation thereto, without any further action by or on behalf of the holder of such Corporation PSU, shall be deemed to have vested and shall be cancelled and terminated in exchange for, subject to Section 6.3, Section 6.5 and Section 6.6, (i) the Exchange Ratio of a Consideration Share multiplied by the Adjustment Factor and (ii) a cash payment (without interest) from the Corporation equal to the Mandatory Cash Amount for each such Corporation PSU, and with respect to each Corporation PSU cancelled and terminated pursuant to this Section 2.3(4): (A) the holder thereof shall cease to be the holder of such Corporation PSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation PSU, or under an Incentive Plan or the applicable PSU Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(4), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(5)	each Corporation Phantom PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the applicable Incentive Plan or any applicable Phantom Unit Agreement in relation thereto, without any further action by or on behalf of the holder of such Corporation Phantom PSU, shall be deemed to have vested and shall be cancelled and terminated in exchange for, subject to Section 6.3 and Section 6.5, a cash payment (without interest) from the Corporation equal to (i) the Cash Value multiplied by the Adjustment Factor, and (ii) the Mandatory Cash Amount, and with respect to each Corporation Phantom PSU cancelled and terminated pursuant to this Section 2.3(5): (A) the holder thereof shall cease to be the holder of such Corporation Phantom PSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Phantom PSU or under an Incentive Plan or the applicable Phantom Unit Agreement, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(5), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(6)	the Corporation shall make a payment to the Corporation’s transfer agent in an amount equal to any unpaid Permitted Dividend that has been declared by the Board prior to the Effective Date in accordance with the terms of the Arrangement Agreement on the Shares with a record date prior to the Effective Date, subject to Section 6.3 and Section 6.5;

(7)	simultaneously with Section 2.3(9), each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

(a)	such Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Article 4;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

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(8)	any Shareholder, other than a Dissenting Shareholder, who has not made a Consideration Election or fails to comply with the requirements of Section 3.1 or of the Letter of Transmittal and Election Form, shall be deemed, for all purposes, to be a Combination Electing Shareholder;

(9)	simultaneously with Section 2.3(7), each outstanding Share (other than Shares held by any Dissenting Shareholder who has validly exercised such holder’s Dissent Rights) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), subject to Section 6.3, Section 6.5 and Section 6.6 and:

(a)	in respect of the transfer of each such Share:

(i)	each Combination Electing Shareholder shall receive the Combination Elected Consideration from the Purchaser plus the Mandatory Cash Amount;

(ii)	subject to Section 2.4, each Cash Electing Shareholder shall receive the Cash Elected Consideration from the Purchaser plus the Mandatory Cash Amount; and

(iii)	subject to Section 2.4, each Share Electing Shareholder shall receive the Share Elected Consideration from the Purchaser plus the Mandatory Cash Amount;

(b)	the holder of such Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Share to the Purchaser;

(c)	the holder of such Share shall cease to have any rights as a holder of Shares other than the right to receive the Consideration for each such Share in accordance with this Plan of Arrangement;

(d)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(e)	the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);

(10)	the Corporation shall issue to the Purchaser, at a price per Share equal to the Cash Value, such number of Shares as is equal to the aggregate of: (i) the number of Corporation RSUs cancelled pursuant to Section 2.3(2), and (ii) the number of Corporation PSUs (multiplied by the Adjustment Factor) cancelled pursuant to Section 2.3(4);

(11)	the Purchaser contributes each of the Shares acquired in Section 2.3(7), Section 2.3(9) and Section 2.3(10) to AcquireCo in exchange for the issuance by AcquireCo to the Purchaser of (i) common shares of AcquireCo, and (ii) a promissory note in favour of the Purchaser, the aggregate value of (i) and (ii) being equal to the value of the Shares so contributed by the Purchaser;

(12)	as soon as practicable following Section 2.3(11), the Purchaser and AcquireCo shall cause the delisting of the Shares on the TSX;

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(13)	as soon as practicable following Section 2.3(12), the Corporation will elect in the manner prescribed by the Tax Act not to be a “public corporation” as defined in subsection 89(1) of the Tax Act; and

(14)	as soon as practicable following Section 2.3(13), the Purchaser will cause AcquireCo and the Corporation to amalgamate pursuant to section 184 of the ABCA.

Section 2.4	Arrangement Elections.

The Purchaser shall not be obligated to pay or cause the payment of more Cash Consideration than the Cash Maximum or more Share Consideration than the Share Maximum and, in this regard and notwithstanding any provision herein to the contrary, either:

(1)	If, but for this Section 2.4, the Share Election Number exceeds the Available Share Election Number, then each Share Electing Shareholder will receive from the Purchaser, in aggregate:

(a)	such number of Consideration Shares equal to the product obtained by multiplying the Available Share Election Number by a fraction the numerator of which is the number of Consideration Shares that would otherwise be deliverable to such Shareholder pursuant to Section 2.3(9)(a) and the denominator of which is the Share Election Number;

(b)	a cash amount equal to the product obtained by multiplying the Remaining Cash Amount by a fraction the numerator of which is the number of Consideration Shares that would otherwise be deliverable to such Shareholder pursuant to Section 2.3(9)(a) and the denominator of which is the Share Election Number; and

(c)	a cash amount equal to the Mandatory Cash Amount in respect of each Share held by a Share Electing Shareholder; or

(2)	If, but for this Section 2.4, the Cash Election Amount exceeds the Available Cash Election Amount, then each Cash Electing Shareholder will receive from the Purchaser, in aggregate:

(a)	a cash amount equal to the product obtained by multiplying the Available Cash Election Amount by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Shareholder pursuant to Section 2.3(9)(a) and the denominator of which is the Cash Election Amount;

(b)	a cash amount equal to the Mandatory Cash Amount in respect of each Share held by a Cash Electing Shareholder; and

(c)	such number of Consideration Shares equal to the product obtained by multiplying the Remaining Share Number by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Shareholder pursuant to Section 2.3(9)(a) and the denominator of which is the Cash Election Amount; provided however, that if, as a result of this Section 2.4, a Cash Electing Shareholder would receive a cash amount equal to less than the amount such Cash Electing Shareholder would have received if such Cash Electing Shareholder was a Combination Electing Shareholder, such Cash Electing Shareholder shall be deemed to have been a Combination Electing Shareholder and elected to receive the Combination Elected Consideration pursuant to Section 2.3(9)(a)(i).

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Section 2.5	Fully Paid and Non-Assessable Shares.

All Consideration Shares issued pursuant hereto shall be validly issued and outstanding as fully paid and non-assessable shares.

Section 2.6	Tax Election.

An Eligible Holder who receives Consideration Shares pursuant to Section 2.3(9) shall be entitled to make an income Tax election, pursuant to subsection 85(1) of the Tax Act or subsection 85(2) of the Tax Act, as applicable (and in each case, where applicable, the analogous provision of provincial income Tax Law) (a “Section 85 Election”), by providing two duly completed and signed copies of the election form prescribed by the Tax Act (and, if applicable, any provincial Tax statute) (each, a “Section 85 Tax Election Form”) to the Purchaser within 90 days following the Effective Date (the “Section 85 Election Period”). Provided such information is correct and complete and in compliance with the requirements imposed under the Tax Act (or applicable provincial income Tax Law), the Purchaser shall, within 60 days after the receipt thereof, return two signed copies of each Section 85 Tax Election Form so delivered to it to such Eligible Holder for filing with the applicable Governmental Entities by such Eligible Holder. The Purchaser will not be responsible for the proper or accurate completion of any Section 85 Tax Election Form or for checking or verifying the contents of any Section 85 Tax Election Form and, except for the Purchaser’s obligation to return, within 60 days of receipt, duly completed Section 85 Tax Election Forms received by it before the end of the Section 85 Election Period, none of the Purchaser, the Corporation or any successor corporation will be responsible for any Taxes or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the Section 85 Tax Election Forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax Law). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a Section 85 Tax Election Form to an Eligible Holder that does not provide the necessary information within the Section 85 Election Period but will have no obligation to do so.

Article 3

CONSIDERATION ELECTION

Section 3.1	Consideration Election.

(1)	Each beneficial owner of Shares may elect, prior to the Election Deadline, with respect to any and all issued and outstanding Shares (other than Shares for which Dissent Rights have been validly exercised) held by such holder immediately before the Election Deadline to receive the Consideration to which he, she or it is entitled in the form of the Combination Elected Consideration, the Share Elected Consideration or the Cash Elected Consideration (the “Consideration Election”).

(2)	The Consideration Election shall be made by a Shareholder (or if applicable, by the registered Shareholder on such beneficial owner’s behalf) by depositing with the Depositary, prior to the Election Deadline, a Filed Letter of Transmittal and Election Form indicating such Shareholder’s election, together with certificates (if any) representing such Shareholder’s Shares.

(3)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Shareholder except as may be expressly provided in the Letter of Transmittal and Election Form.

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Article 4
DISSENT RIGHTS

Section 4.1	Dissent Rights.

(1)	Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to the Shares held by such Shareholder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order, Final Order and this Section 4.1; provided that notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by the Corporation at its external legal counsel’s offices at McCarthy Tétrault LLP, 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Sean S. Smyth, K.C. no later than 5:00 p.m. (Calgary time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(7) and, if they:

(a)	are ultimately entitled to be paid fair value for such Shares: (i) shall be deemed not have participated in the transactions in Article 2 (other than Section 2.3(7)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser (less any amounts withheld pursuant to Section 6.3) which fair value shall be determined as of the close of business on the last Business Day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and be entitled to receive the Combination Elected Consideration.

Section 4.2	Recognition of Dissenting Shareholders.

(1)	In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless such Person is the registered holder of the Shares in respect of which such rights are sought to be exercised as of the record date for the Meeting, (ii) if such Person has voted or instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution, or (iii) unless the Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(2)	In no case shall the Corporation, the Purchaser or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the Effective Time.

(3)	Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and will be entitled to receive the Combination Elected Consideration.

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(4)	In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to Dissent Rights: (a) Corporation RSU Holders, Corporation DSU Holders, Legacy Tervita DSU Holders, Corporation PSU Holders or Corporation Phantom Unit Holders, and (b) Shareholders who vote or have instructed a proxyholder to vote their Shares in favour of the Arrangement Resolution. A registered Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Shares.

Article 5
U.S. Securities Laws

Section 5.1	U.S. Securities Laws.

The Purchaser and the Corporation intend that the issuance of the securities under this Plan of Arrangement, including the Consideration Shares under this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each of the Purchaser and the Corporation shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

Article 6
CERTIFICATES AND PAYMENTS

Section 6.1	Payment of Consideration.

(1)	The Purchaser shall, prior to Closing, deposit, or cause to be deposited with the Depositary in escrow the aggregate Consideration payable to Shareholders, in accordance with Section 2.3 (the terms and conditions of such escrow to be satisfactory to the Corporation, the Depositary and the Purchaser, each acting reasonably), in each case as provided for in this Plan of Arrangement, excluding any such payment in respect of Shares for which Dissent Rights have been validly exercised and not withdrawn.

(2)	Following the Effective Time, upon delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of any Shares to be exchanged for the applicable Consideration under the Arrangement and such other documents and instruments as the Depositary may reasonably require, upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Shares, such Shareholders shall be entitled to receive in exchange therefor in respect of such Shares, and the Depositary shall promptly deliver to such former Shareholder (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6), the relevant Consideration which such former Shareholder has the right to receive (together with any dividends or other distributions with respect thereto pursuant to Section 6.1(7) and the net proceeds from the sale of any fractional interests provided for in Section 6.6), and the certificate (if any) so surrendered shall forthwith be cancelled.

(3)	The cash deposited with the Depositary by or on behalf of the Purchaser shall be held, unless determined otherwise by the Purchaser, in an interest bearing account and any interest earned on such funds shall be for the account of the Purchaser.

(4)	Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable certificate, the applicable Consideration (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6) which such former Shareholder has the right to receive (together with any dividends or other distributions with respect thereto pursuant to Section 6.1(7) and the net proceeds from the sale of any fractional interests provided for in Section 6.6), provided that any such certificate formerly representing such Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

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(5)	To the extent that a former Shareholder shall not have complied with the provisions of Section 6.1 on or before the third (3rd) anniversary of the Effective Date, then the Consideration that such former Shareholder was entitled to receive shall be deemed to have been surrendered to the Purchaser for cancellation for no consideration and shall be delivered to the Purchaser by the Depositary and the interest of the former Shareholder in such Consideration (and any dividend or other distribution referred to in Section 6.1(7)) to which it was entitled shall be terminated as of such date, and the certificates formerly representing Shares, if any, shall cease to represent a right or claim of any kind or nature as of such date. Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Consideration in respect of Shares pursuant to this Plan of Arrangement shall be terminated and deemed to have been surrendered and forfeited to the Purchaser. For greater certainty, no former Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of Shares from and after the third (3rd) anniversary of the Effective Date, including, any entitlement to receive any Consideration for any reason, or any entitlement to dividends or distributions, on or in respect of Shares or the Consideration, and in accordance with this Section 6.1(5) all such rights and interests of former Shareholders shall be deemed to have been surrendered to the Purchaser, and forfeited by such former Shareholders for no consideration as of such date.

(6)	No Shareholder, Corporation DSU Holder, Legacy Tervita DSU Holder, Corporation PSU Holder, Corporation RSU Holder or Corporation Phantom Unit Holder shall be entitled to receive any consideration with respect to such Shares, Corporation DSUs, Legacy Tervita DSUs, Corporation PSUs, Corporation RSUs, Corporation Phantom RSUs or Corporation Phantom PSUs, except any payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 6.1 (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6).

(7)	No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares. All dividends or other distributions payable on the Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by the Purchaser to the Depositary and shall be held by the Depositary in trust for the former holders of Shares entitled to receive such Consideration Shares pursuant to the Arrangement, in each case until delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of such Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates which, immediately prior to the Effective Time, represented such Shares in accordance with this Section 6.1. Subject to applicable Laws, following the delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of such Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates which, immediately prior to the Effective Time, represented such Shares in accordance with this Section 6.1, the Depositary shall pay to the applicable former holder of Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Consideration Shares to which such holder is entitled pursuant to the Arrangement.

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Section 6.2	Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, the relevant Consideration to which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation and the Purchaser in a manner satisfactory to the Corporation and the Purchaser (each acting reasonably) against any claim that may be made against the Corporation or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.3	Withholding Rights.

(1)	Each of the Corporation, the Purchaser, the Depositary and any Person that makes a payment in connection with this Plan of Arrangement (each a “payor”), as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person in connection with this Plan of Arrangement, including any amounts paid to Shareholders exercising Dissent Rights and dividends and other amounts otherwise payable to any former Shareholders or holders of Corporation DSUs, Legacy Tervita DSUs, Corporation RSUs, Corporation PSUs, Corporation Phantom RSUs or Corporation Phantom PSUs, such amounts (whether in cash or Consideration Shares) as it is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other applicable Law in respect of Taxes and shall remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

(2)	Any payor under this Section 6.3 is hereby authorized to sell or otherwise dispose of any Consideration Shares issuable pursuant to the Arrangement as is necessary to provide sufficient funds to the payor, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and no payor shall be liable to any Person for any deficiency in respect of any proceeds received, and the payor, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

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Section 6.4	No Liens.

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 6.5	Rounding of Cash Consideration.

Notwithstanding anything contained herein, if the aggregate cash amount which a former Securityholder is entitled to receive pursuant to Section 2.3 would: (i) be less than $0.01 in the aggregate, such cash shall be rounded up to $0.01; or (ii) otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Section 6.6	No Fractional Shares

In the event a Securityholder is entitled to receive a fractional interest in a Consideration Share pursuant to Section 2.3, the number of Consideration Shares to be delivered to such Securityholder shall be rounded down to the nearest whole Consideration Share. Any such entitlements to fractional Consideration Shares will be aggregated, rounded down to the nearest whole Consideration Share (the fractional portion of such aggregate number of Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Consideration Share in the aggregate, the “Fractional Consideration Share Entitlement”) and sold in the market by the Depositary, on behalf of the former Securityholder entitled to receive a fractional interest in a Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX or NYSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Consideration Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the number of Consideration Shares sold by the Depositary on the TSX or NYSE pursuant to this Section 6.6 being the “Net Proceeds Amount Per Consideration Share”), together with an amount in cash to be deposited by the Purchaser with the Depositary in respect of the Fractional Consideration Share Entitlement equal to the product of the Fractional Consideration Share Entitlement multiplied by the Net Proceeds Amount Per Consideration Share, will be held by the Depositary in trust for such former Securityholders entitled to receive a fractional interest in a Consideration Share, and such aggregate cash amount shall be paid by the Depositary in due proportions to such former Securityholders. Any cash payment to a Securityholder pursuant to this Section 6.6 that includes a fraction of a cent shall be rounded in accordance with Section 6.5.

Section 6.7	Book-Based Registrations.

For the purposes of this Plan of Arrangement, any reference to a “certificate” in respect of Shares or Consideration Shares shall include evidence of registered ownership of Shares or Consideration Shares, as the case may be, in an electronic book-based system maintained by the registrar and transfer agent of the Shares or Consideration Shares, and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

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Section 6.8	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Corporation RSUs, Corporation PSUs, Corporation DSUs, Legacy Tervita DSUs, Corporation Phantom RSUs and Corporation Phantom PSUs issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Corporation RSUs, Corporation PSUs, Corporation DSUs, Legacy Tervita DSUs, Corporation Phantom RSUs or Corporation Phantom PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 7
AMENDMENTS

Section 7.1	Amendments.

(1)	The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Corporation and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court subject to Section 7.1(4) and Section 7.1(5); and (iv) communicated to Shareholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that: (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Securityholder; or (ii) is an amendment contemplated in Section 7.1(5).

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

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Article 8
FURTHER ASSURANCES

Section 8.1	Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Plan of Arrangement.

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SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED, BY SPECIAL RESOLUTION THAT:

(a)	The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of Secure Waste Infrastructure Corp. (the “Corporation”), as more particularly described and set forth in the management information circular of the Corporation (the “Circular”) dated ●, 2026, accompanying the notice of meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the terms of the arrangement agreement dated April 12, 2026 between GFL Environmental Inc. (the “Purchaser”) and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(b)	The plan of arrangement involving the Corporation and the Purchaser (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix ● to the Circular, is hereby authorized, approved and adopted.

(c)	The Arrangement Agreement and all related transactions contemplated therein, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation’s application for an interim order from the Court of King’s Bench of Alberta, and any other actions taken in connection with the Arrangement, the Arrangement Agreement and any transactions related thereto, are hereby ratified and approved.

(d)	The Corporation is hereby authorized to apply for a final order from the Court of King’s Bench of Alberta to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without further notice to, or approval of, the Corporation`s shareholders:

(i)	amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement (or any documents or agreements delivered in connection therewith) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; and

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions and revoke this resolution at any time prior to the Effective Time (as defined in the Plan of Arrangement).

(f)	Any one officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute, under corporate seal of the Corporation or otherwise, and deliver for filing to the Registrar under the ABCA, articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

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(g)	Any one officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered, whether under corporate seal of the Corporation or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such person determines may be necessary, desirable, advisable or useful for the purpose of giving full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

1.	Organization and Qualification.

The Corporation is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Corporation is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation has made available to the Purchaser true, complete and correct copies of the Corporation’s Constating Documents and such documents are in full force and effect.

2.	Corporate Authorization.

The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize the execution, delivery and performance by the Corporation of its obligations under this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby, other than approval of the Circular and calling of the Meeting by the Board and receipt of the Required Shareholder Approval, the Interim Order and the Final Order.

3.	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms subject only to any limitation on enforcement under Laws relating to: (a) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

4.	Governmental Authorization.

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Corporation or any of its Subsidiaries other than as contemplated by this Agreement and any consents, waivers, approvals, actions or filings or notifications, the absence of which, if not taken or made, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or be expected to materially prevent or impede or delay the completion of the Arrangement and the transactions contemplated hereby.

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5.	No Conflict/Non-Contravention.

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of, the Constating Documents of the Corporation or any of its Subsidiaries;

(b)	subject to the formalities described in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Corporation, any of its Subsidiaries or any of their respective properties or assets;

(c)	allow any Person to exercise any rights, require any consent of, notice to, or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, option, change in control provision or other restriction or limitation) under any Contract or any Authorization to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien upon any of the Corporation’s material assets or properties or the material assets or properties of any of its Subsidiaries,

except, in respect of the matters referred to in paragraphs 5(b), 5(c), and 5(d), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.	Capitalization.

(a)	The authorized share capital of the Corporation consists of: (i) an unlimited number Shares without nominal or par value; and (ii) an unlimited number of preferred shares, without nominal or par value. As of the Agreement Date, an aggregate of 218,020,431 Shares, and nil preferred shares are issued and outstanding on a non-diluted basis.

(b)	All outstanding Shares have been duly authorized and validly issued as fully paid and non-assessable. No Shares have been issued in violation of any pre-emptive or similar rights applicable to them.

(c)	As of the Agreement Date, there are: (i) $300,000,000 aggregate principal amount of 2032 Notes issued pursuant to the 2025 Indenture; and (ii) $300,000,000 aggregate principal amount 2029 Notes issued pursuant to the 2024 Indenture.

(d)	As at the Agreement Date: there are: (i) 1,210,705 Corporation RSUs outstanding, pursuant to which up to 1,210,705 Shares are issuable or deliverable upon settlement thereof; (ii) 1,722,553 Corporation PSUs outstanding, pursuant to which up to 3,445,106 Shares are issuable or deliverable upon settlement thereof; (iii) 582,971 Corporation DSUs outstanding; (iv) 97,267 Legacy Tervita DSUs outstanding; (v) 333,045 Corporation Phantom RSUs outstanding; and (vi) 143,969 Corporation Phantom PSUs outstanding. As of the Agreement Date, there are no Corporation Options outstanding.

(e)	Schedule C 6(e) of the Disclosure Letter sets forth a complete and accurate list of all outstanding Corporation RSUs, Corporation PSUs, Corporation DSUs, Legacy Tervita DSUs, Corporation Phantom RSUs and Corporation Phantom PSUs at the Agreement Date with details regarding the name of the holder of each such Corporation Incentive, the number of applicable Corporation Incentives, the number of Shares subject to the award (including upon the satisfaction of any performance vesting criteria), the vesting terms (including the date of grant and settlement date), status and exercise price of such securities, as applicable.

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(f)	All grants of Corporation RSUs, Corporation PSUs and Corporation DSUs were validly issued and properly approved by the Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws, the Corporation’s Constating Documents, the Incentive Plans (as such Incentive Plans existed at the applicable time of granting such Corporation RSUs, Corporation PSUs and Corporation DSUs) and the applicable RSU Agreement, PSU Agreement and DSU Agreement in each case. The Corporation has made available to the Purchaser a true and complete copy of the Incentive Plans and form of award agreement evidencing each Corporation RSU, Corporation PSU, Corporation DSU, and Legacy Tervita DSU and has also delivered any other award agreements (including in respect of the Corporation Phantom RSUs and Corporation Phantom PSUs) to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply.

(g)	Except as disclosed in Schedule C 6(e) of the Disclosure Letter, there are no puts, calls, options, warrants, conversion rights or privileges, equity or equity-based awards, purchase rights, subscription rights, exchange rights, preemptive rights, phantom equity, equity appreciation, restricted stock, profit participation or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Corporation or any of its Subsidiaries of shares or other securities of the Corporation or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any shares or other securities of the Corporation or any of its Subsidiaries. There are no outstanding notes, bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Shares on any matter.

(h)	There are no obligations of the Corporation to repurchase, redeem or otherwise acquire any securities of the Corporation or qualify securities for public distribution in Canada or elsewhere.

7.	Shareholders’ and Similar Agreement.

Except as disclosed in Schedule C 7 of the Disclosure Letter, the Corporation and its Subsidiaries: (a) are not subject to, or affected by, any unanimous shareholders agreement; and (b) are not party to any Shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Corporation or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Corporation or in any of its Subsidiaries.

8.	Subsidiaries.

(a)	Schedule C 8(a) of the Disclosure Letter contains a complete list of all Subsidiaries in which the Corporation owns or controls, directly or indirectly, any equity or proprietary interest.

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(b)	Each Subsidiary of the Corporation is a corporation or company duly incorporated or organized and validly existing under the Laws of the jurisdiction of its incorporation, amalgamation, constitution or formation, as the case may be, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	Except as set out in Schedule C 8(c) of the Disclosure Letter, the Corporation is, directly or indirectly, the registered and beneficial owner of 100% of the outstanding shares or other equity interests of each Subsidiary of the Corporation, free and clear of any Liens (other than Permitted Liens) and all such shares or other equity interests so owned by the Corporation have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.

(d)	Except as set out in Schedule C 8(d) of the Disclosure Letter and for the shares or other equity interests owned by the Corporation in any Subsidiary, the Corporation does not own, beneficially or of record, any equity interests of any kind in any other Person.

9.	Securities Law Matters.

(a)	The Corporation is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada and is not on the list of reporting issuers in default under the Canadian Securities Laws of such provinces. Neither the Corporation nor any of the Subsidiaries of the Corporation is subject to any other continuous or periodic or other disclosure requirements under any securities laws in any jurisdiction.

(b)	The Shares are listed and posted for trading on the TSX. The Corporation is not in default of any material requirements of any Canadian Securities Laws or the rules and policies of the TSX.

(c)	The Corporation has not taken any action to cease to be a reporting issuer in any province of Canada, nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect or, to the Corporation’s knowledge, has been threatened, and, to the knowledge of the Corporation, the Corporation is not subject to any formal audit, review, enquiry, investigation or other proceeding relating to any such order by any Securities Authority or the TSX.

(d)	The Corporation has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with any Securities Authority since January 1, 2025. The documents comprising the Corporation Filings complied as filed, at the time of filing, in all material respects with applicable Canadian Securities Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the Agreement Date, on the date of such filing), contain any misrepresentation. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings, and to the Corporation’s knowledge, neither the Corporation nor any Corporation Filing is subject to ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

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(e)	The Corporation has not filed any confidential material change report (which at the Agreement Date remains confidential) with any Securities Authority.

10.	Compliance with Laws.

The Corporation and each of its Subsidiaries is, and since January 1, 2025, has been, in compliance with applicable Law in all material respects. Neither the Corporation nor any of its Subsidiaries is, or since January 1, 2025, has been, to the knowledge of the Corporation, under any audit or investigation with respect to, or has received written notice of, or has been charged with, or, to the knowledge of the Corporation, threatened to be charged with, any violation or alleged violation of any applicable Law in any material respect that would be material to the Corporation and its Subsidiaries, taken as a whole.

11.	Authorizations and Licenses.

(a)	The Corporation and each of its Subsidiaries have obtained and are in compliance with all Authorizations that are required by applicable Law in connection with the operation of the business of the Corporation or any of its Subsidiaries as presently conducted, or in connection with the current ownership, operation or use of the assets of the Corporation or any of its Subsidiaries and such Authorizations are valid and in full force and effect; and

(b)	no action or proceeding is in progress or pending or, to the knowledge of the Corporation, threatened, in respect of, and none of the Corporation or any of its Subsidiaries has received written notice of the intention of any Governmental Entity in respect of, the revocation, non-renewal of, or amendment to, any Authorization referenced in paragraph 11(a) above, and to the knowledge of the Corporation no such revocation, non-renewal or amendment is under consideration, except where such failure to obtain, non-compliance, or other matters contemplated in this paragraph 11, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

12.	Financial Advisor Opinions.

The Board has received the RBC Opinion and the Special Committee has received the ATB Opinion, the conclusions of which have been communicated to the Purchaser and true and complete copies of which, when executed and delivered in writing, will be made available to the Purchaser, and the Financial Advisor Opinions have not been withdrawn or modified.

13.	Interested Parties.

Except as disclosed in Schedule C 13 of the Disclosure Letter, to the knowledge of the Corporation, there are no Persons described in items (a) through (d) of section 8.1(2) of MI 61-101 that will be required to be excluded for purposes of section 8.1(1) of MI 61-101.

14.	Brokers.

Other than in respect of RBC Capital Markets, Moelis and ATB, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries and is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries in connection with the Arrangement or any other transaction contemplated by this Agreement other than fees payable to legal counsel, the financial advisors to the Corporation and the Special Committee and in connection with the delivery of the Financial Advisor Opinions.

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15.	Material Contracts.

(a)	Schedule C 15(a) of the Disclosure Letter contains a list or summary description of all Material Contracts as of the date hereof. No Material Contract has been materially modified, rescinded or terminated since January 1, 2025.

(b)	Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Corporation or any one of its Subsidiaries, as applicable, enforceable against it in accordance with its terms, and, to the knowledge of the Corporation, is a legal, valid and binding obligation of the other party to such Material Contract, enforceable against it in accordance with its terms, subject, in each case, to any limitation on enforcement under Law relating to: (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights; (ii) customary enforceability issues arising in connection with employment agreements; and (iii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)	None of the Corporation nor any of its Subsidiaries has received from any other party to a Material Contract any written or oral notice of any material breach or material default under any such Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)	None of the Corporation nor any of its Subsidiaries has received any written or oral notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract and, to the knowledge of the Corporation, no such action has been threatened.

(e)	Neither the entering into of this Agreement, nor the consummation of the Arrangement or the transactions contemplated hereby will trigger any change of control or similar provisions under any Material Contract.

16.	Litigation.

(a)	Except as set forth in Schedule C 16(a) of the Disclosure Letter, there are no material actions, suits, charges, claims, arbitrations, notices of non-compliance or violation, investigation or proceedings, at law or in equity, by any Person (including the Corporation or any of its Subsidiaries), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Corporation any investigation or audit by) any Governmental Entity, current, pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such), or affecting any of their respective properties or assets and the Corporation is not aware of any facts or circumstances that could give rise to any such matters. Since January 1, 2025, neither the Corporation nor any of its Subsidiaries has been subject to any material judgement, order, writ, injunction, or decree entered in any lawsuit or proceeding nor has the Corporation or any of its Subsidiaries settled any material claim prior to being sued or prosecuted or a judgement being given in respect of it.

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(b)	There is no material award of any Governmental Entity outstanding against the Corporation or any of its Subsidiaries, and neither the Corporation, any of its Subsidiaries, nor any of the material assets or properties of the Corporation or its Subsidiaries (taken as a whole), is subject to any outstanding order, writ, ruling, judgement, injunction or decree of any Governmental Entity.

(c)	There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Entity.

17.	Corporation Financial Statements.

(a)	The Corporation Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations, comprehensive income, shareholders’ equity and cash flow of the Corporation and its Subsidiaries, respectively, as at the dates and for the periods indicated. Such Corporation Financial Statements have been prepared in conformity with IFRS on a basis consistent throughout the periods indicated and are in accordance with the Books and Records of the Corporation and its Subsidiaries.

(b)	The Corporation and its Subsidiaries have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) to the extent required by NI 52-109 and Canadian Securities Laws, and, as of the Agreement Date, the Corporation does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109).

(c)	The Corporation does not intend to correct or restate, nor, to the knowledge of Corporation, is there any basis for any correction or restatement of, any aspect of the Corporation Financial Statements.

(d)	Except as described in the Corporation Financial Statements, there has been no material change in the Corporation’s accounting policies, methods or principles, since December 31, 2024. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Corporation or of any of its Subsidiaries with unconsolidated entities or other Persons.

(e)	Since the date of the most recent Corporation Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting. None of the Corporation, any of its Subsidiaries, or, to the knowledge of the Corporation, any of their respective Representatives has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

18.	Absence of Certain Changes.

Since January 1, 2025:

(a)	the Corporation and its Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course; and

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(b)	there has not occurred any change, occurrence, event or circumstance that has had, or would reasonably be expected to have a Material Adverse Effect.

19.	Related Party Transactions.

(a)	Neither the Corporation nor any of its Subsidiaries is indebted to or has entered into any arrangements with any director, officer, or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, director’s fees or the reimbursement of Ordinary Course expenses).

(b)	There are no Contracts (other than the Voting Support Agreement, the Corporation Shareholder Agreement or employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates, including any put rights or call rights of any kind, whether or not for the benefit of the Corporation or any of its Subsidiaries.

20.	Taxes.

(a)	Except as disclosed in Schedule C 20(a) of the Disclosure Letter, all material Tax Returns of the Corporation and its Subsidiaries required by applicable Law to be filed in any jurisdiction have been timely filed, and all such Tax Returns are true, correct, complete and accurate in all material respects. No extension of time in which to file any such Tax Returns is in effect (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Tax Returns). Each of the Corporation and its Subsidiaries has paid in full and when due all material Taxes (including instalments) required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments, except Tax assessments or reassessments against which appeals have been promptly and properly taken and in respect of which reserves have been provided in accordance with IFRS. Neither the Corporation nor any of its Subsidiaries has received any material refund, credit or subsidy to which it was not entitled.

(b)	The Corporation and each of its Subsidiaries has properly withheld or collected and remitted all material Taxes required to be withheld or collected and remitted by it to the appropriate Governmental Entity when required by applicable Law to do so. The Corporation and its Subsidiaries, to the extent applicable, have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health Taxes, payroll Taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Entity within the time required under applicable Laws.

(c)	All material Tax liabilities required to be provided for in accordance with IFRS are adequately provided for in the Corporation Financial Statements. The Corporation and each of its Subsidiaries has not incurred any material liability for Taxes other than those provided for in the Corporation Financial Statements and those arising in the Ordinary Course since the date of the Corporation Financial Statements.

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(d)	There are no Liens for Taxes upon the assets of the Corporation or any of its Subsidiaries except for Permitted Liens.

(e)	No material audit, action, investigation, deficiencies, litigation, or proposed adjustments have been asserted, in any case in writing, with respect to Taxes of the Corporation or any of its Subsidiaries (or Taxes for which the Corporation or its Subsidiaries are liable), and neither the Corporation, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries.

(f)	Neither the Corporation nor any of its Subsidiaries has made, obtained or requested any elections or agreements extending or waiving any statute of limitations on the assessment, reassessment or collection of any Taxes or agreed to any extension of time with respect to any Tax assessment, reassessment or deficiency (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Tax Returns). Neither the Corporation nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount to be included in the income of the Corporation or its Subsidiaries for any period ending on or after the Effective Date.

(g)	No Governmental Entity of a jurisdiction where the Corporation or one of its Subsidiaries, as applicable, does not file a Tax Return has made a claim in writing to the Corporation or the particular Subsidiary, as the case may be, that the Corporation or its Subsidiary, as applicable, is subject to Tax or required to file Tax Returns in such jurisdiction.

(h)	There are no rulings or closing agreements relating to the Corporation or any of its Subsidiaries which may affect their liability for Taxes for any taxable period commencing on or after the Effective Date.

(i)	None of the Corporation or its Subsidiaries: (i) is a party to, bound by, or obligated under any Tax allocation, indemnity, or sharing Contract or arrangement (other than commercial agreements entered into the Ordinary Course of business the primary purposes of which is not the sharing of Taxes); or (ii) is liable for the Taxes of any other Person as a transferee or successor or by contract, including under section 191.3 of the Tax Act or under Treasury Regulations section 1.1502-6.

(j)	Neither the Corporation nor any Subsidiary has been a member of an affiliated group (within the meaning of section 1504(a) of the Code) filing a consolidated federal income Tax Return or a group which otherwise files or is required to file Tax Returns on a consolidated, combined, unitary or other affiliated basis (in each case, other than a group of which the Corporation or any Subsidiary is or was the common parent, head company, or representative member, as applicable).

(k)	None of the Corporation or its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations section 1.6011-4.

(l)	None of the Corporation or any of its Subsidiaries has made an entity classification election under Treasury Regulations Section 301.7701-3.

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(m)	None of the Corporation or any of its Subsidiaries organized under the Laws of a country other than the United States is a “surrogate foreign corporation” within the meaning of section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under section 7874(b) of the Code.

(n)	Within the last two (2) years, neither the Corporation nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code section 355.

(o)	None of the Corporation or its Subsidiaries is subject to income Tax in any country other than the country (or political subdivision thereof) in which it was organized by virtue of having a permanent establishment (within the meaning of an applicable income Tax treaty) or other place of business (including a place of management or other Tax relevant nexus) in such country.

(p)	Neither the Corporation nor any Subsidiary has acquired property from a Person in circumstances that would result in the Corporation or such Subsidiary, as applicable, becoming liable to pay Taxes of such Person under section 160 of the Tax Act (or comparable provisions of any other applicable Law).

(q)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between: (i) the Corporation or its Subsidiaries; and (ii) any Person resident in a different country or jurisdiction from such Corporation or Subsidiary, as applicable, that is not dealing at arm’s length (each within the meaning of the Tax Act) with the Corporation or its Subsidiaries, as applicable, do not differ from those that would have been made between Persons dealing at arm’s length (within the meaning of the Tax Act). Each of the Corporation and its Subsidiaries, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act and, as applicable, Section 482 of the Code.

(r)	None of sections 17, 78, 79 or 80 to 80.04 or subsection 90(6) of the Tax Act (or comparable provisions of any other applicable Law) have applied to the Corporation or any of its Subsidiaries and there are no circumstances existing which could reasonably be expected to result in the application of sections 17, 78, 79 or 80 to 80.04 or subsection 90(6) of the Tax Act (or comparable provisions of any other applicable Law) to the Corporation or any of its Subsidiaries.

(s)	Neither the Corporation nor any Subsidiary has claimed or received an amount, in respect of a Tax credit, refund, rebate overpayment or similar adjustment of Taxes, including any governmental assistance or subsidy, in each case to which such entity is not fully entitled, and each such entity has retained all documentation prescribed by applicable Law and in accordance with applicable Laws to support any claims for such amounts. Neither the Corporation nor any Subsidiary has received any indication from a Governmental Entity, regardless of its merits, that the Corporation or any Subsidiary is or may be required to repay any such amounts received by the Corporation or any Subsidiary.

(t)	None of the Corporation or any of the Subsidiaries have engaged in any transaction that is a “reportable transaction” as defined in subsection 237.3(1) of the Tax Act or a “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act or have had any “reportable uncertain tax treatment” as defined in subsection 237.5(1) of the Tax Act (or, in each case, any comparable provision of any other applicable Law).

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(u)	The total fair market value of all the shares that are held directly or indirectly by the Corporation and that are shares of “foreign affiliates” (within the meaning of subsection 95(1) of the Tax Act) of the Corporation is less than 75% of the total fair market value (determined without reference to debt obligations of any corporation resident in Canada in which the Corporation has a direct or indirect interest) of all properties owned by the Corporation.

(v)	The Corporation and each of its Subsidiaries have kept all material records and supporting documents required by applicable Laws and regulations in respect of material Taxes in accordance with such Laws and regulations.

(w)	The Corporation has not taken or agreed to take any action, and is not aware of any agreement, plan or other circumstance, that would reasonably be expected to prevent the Arrangement from constituting a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code.

21.	Major Suppliers and Customers.

Schedule C 21 of the Disclosure Letter sets forth a comprehensive listing of the top twenty (20) suppliers of goods and services to the Corporation and its Subsidiaries during the twelve (12) month period ending December 31, 2025 by dollar value of payments (excluding pass through charges) and the top twenty (20) customers of goods and services of the Corporation and its Subsidiaries during the twelve (12) month period ending December 31, 2025 by dollar value of payments (excluding pass through charges), together with, in each case, the amount so paid or billed (excluding pass through charges). With respect to each of the suppliers and customers listed on Schedule C 21 of the Disclosure Letter, since January 1, 2025, there has been no unresolved material disputes, termination, material reduction of volume, renegotiation of pricing terms or other material terms of any Contract, or any material modification or material change in the business relationship with any material supplier or customer, and to the knowledge of the Corporation, no such supplier or customer intends to do any of the foregoing.

22.	Employee Matters.

(a)	Schedule C 22(a) of the Disclosure Letter sets forth a complete and correct list of each material Employee Plan, categorized by country. The Corporation has made available to the Purchaser, with respect to each material Employee Plan, true and correct copies of, as applicable: (i) the current plan document and all amendments thereto; (ii) the most recent asset statements, financial statements and actuarial or other valuation reports prepared with respect thereto; (iii) the most recent employee booklet or, as applicable, summary plan description and any material modification with respect thereto, to the extent applicable; (iv) the most recent trust, insurance or other funding agreement(s), and all amendments thereto; (v) the most recent record-keeping, service and other agreements, and all amendments thereto; (vi) the most recent governance, investment and other policies, and all amendments thereto; (vii) current letters of credit; (viii) the most recent determination or opinion letter received from the U.S. Internal Revenue Service; and (ix) all non-routine, material written communications with any Governmental Entity during the last three (3) years, including governmental advisory opinions, rulings, compliance statements, closing agreements and similar materials, any filing under the EPCRS, the U.S. Department of Labor’s (“DOL”) Delinquent Filer Voluntary Compliance Program and/or the DOL’s Voluntary Fiduciary Correction Program and all material document relating to any self-correction including under EPCRS.

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(b)	Each Employee Plan that is intended to be qualified under section 401(a) of the Code is so qualified and has received a current favorable determination letter or opinion or advisory letter from the U.S. Internal Revenue Service and nothing has occurred that would, or would reasonably be expected to, adversely affect such Employee Plan’s qualification or result in the imposition of any material liabilities, penalty or Taxes. All contributions, premiums, and other payments required by and due under the terms of each Employee Plan have been timely paid in accordance with the terms of such Employee Plan and applicable Law and if not yet due, have been made to the Employee Plan or accrued in accordance with applicable accounting principles, the terms of the applicable Employee Plan and applicable Law.

(c)	With respect to each Employee Plan, there has been no non-exempt prohibited transaction (for purposes of section 406 of ERISA or section 4975 of the Code). No Employee Plan is and neither the Corporation nor its Subsidiaries nor their respective ERISA Affiliates has maintained, participated in, contributed to, been required to contribute to, or sponsored or has, reasonably expects to have or, had any current or contingent liability or obligation under or with respect to any: (i) “defined benefit plan” (as defined in section 414(j) of the Code or section 3(35) of ERISA) or other plan that is or was subject to section 412, 430 or 4971 of the Code or section 302 or Title IV of ERISA; (ii) “multiemployer plan” (as defined in section 3(37) or 4001(a)(3) of ERISA); (iii) multiple employer plan within the meaning of section 413(c) of the Code; (iv) multiple employer welfare arrangement (as defined in section 3(40) of ERISA) or “funded welfare plan” within the meaning of section 419 of the Code; (v) “registered pension plan”, “deferred profit sharing plan”, “retirement compensation arrangement”, “employee life and health trust”, “employees profit sharing plan”, or an “employee trust”, as each of those terms is defined in the Tax Act; or (vi) “multi-employer plan” (as defined in section 8500(1) of the Tax Regulations), or any other Employee Plan to which more than one employer is required to contribute (each a “Contributing Employer”) where at least one Contributing Employer is not an affiliate of any other Contributing Employer. No Employee Plan and neither the Corporation nor its Subsidiaries nor their respective ERISA Affiliates has any obligation to provide any current or former directors, officers, Corporation Employees, independent contractors or other individual service providers (or any dependent, survivor or beneficiary thereof) with post-termination or post-retirement health, welfare, medical, dental, drug, hospital, vision, wellness, critical illness, accidental death and dismemberment, life, or similar benefits to any person except as required by section 4980B of the Code or any similar state Law for which the covered individual pays the full cost of coverage or as otherwise required by applicable Law. There are no pending or, to the knowledge of the Corporation, threatened claims, actions, audits, examinations, suits, proceedings, hearings, or investigations (other than routine claims for benefits) with respect to any Employee Plan. Neither the Corporation nor its Subsidiaries has incurred (whether or not assessed) and no condition or circumstance exists, that could reasonably be expected to subject the Corporation or its Subsidiaries or any Employee Plan to any liabilities under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. The Corporation, its Subsidiaries and each Employee Plan that is a “group health plan” as defined in section 733(a)(1) of ERISA are currently, and at all applicable times have been, in compliance with the U.S. Patient Protection and Affordable Care Act of 2010, as amended, and all regulations and guidance issued thereunder.

(d)	Each Employee Plan has, as applicable, been registered and funded in accordance with the requirements of applicable Law. Each Employee Plan is and has been established, maintained, operated and administered, in all material respects, in accordance with its terms and with the requirements of applicable Law, including ERISA and the Code and the Tax Act, and, to the knowledge of the Corporation, no event or documentation defect with respect to any Employee Plan has occurred which would reasonably cause such Employee Plan to violate the applicable requirements of ERISA, the Code, or other applicable Law, or which could cause the Corporation or its Subsidiaries to incur any material penalty or other liability.

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(e)	Each Employee Plan that constitutes any part of a nonqualified deferred compensation plan within the meaning of section 409A of the Code is, and at all relevant times has been, established, operated and administered in operational and documentary compliance with section 409A of the Code and applicable guidance thereunder, such that no Taxes or interest are due and owing in respect of such Employee Plan failing to be in compliance therewith.

(f)	There have been no non-compliance Tax or penalties imposed by a Governmental Entity in respect of any Employee Plan and no fact or circumstance exists that could adversely affect the registration of any Employee Plan that is so registered or the preferential Tax treatment ordinarily accorded to any such Employee Plan.

(g)	All accruals, contributions, premiums, salary, wages, bonuses, commissions, vacation, and any other compensation, payments or amounts in respect of the Employee Plans have been recorded in conformity with IFRS and comply with the applicable accounting requirements of Canadian Securities Laws, and are reflected on the Books and Records of the Corporation and its Subsidiaries, as applicable.

(h)	No Employee Plan has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” (as defined in the Tax Act).

(i)	Except as disclosed, no Employee Plan is self-insured.

(j)	All data necessary to administer each Employee Plan is in the possession of the Corporation or a Subsidiary, or an agent and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all applicable Laws and, to the knowledge of the Corporation, such data is complete and correct.

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(k)	(i) Each of the Corporation and its Subsidiaries is, and since January 1, 2025 has been, in compliance in all material respects with all applicable Laws respecting terms and conditions of employment, health and safety, wages and hours, vacation pay, employment standards, overtime and overtime classification, immigration (including the completion of Forms I-9 for all U.S. employees and proper confirmation of employee visas), language, employee harassment, human rights, discrimination or retaliation, whistleblowing, disability rights or benefits, accessibility, privacy, equal opportunity, pay equity, plant closures and layoffs or mass terminations, workers’ compensation, labour relations, employee leave issues, and employment insurance and to the knowledge of the Corporation there are no outstanding claims, complaints, investigations or orders under any such Laws and to the knowledge of the Corporation there is no basis for such claim; (ii) except as would not result in a material liability to the Corporation or any of its Subsidiaries: (A) to the knowledge of the Corporation, the Corporation and each of its Subsidiaries has in all material respects fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, vacation pay, severance and termination payments, fees and other compensation that has come due and payable to Corporation Service Providers and their former Corporation Employees and independent contractors; and (B) to the knowledge of the Corporation, each individual who is, or since January 1, 2025 has been, engaged to provide services to the Corporation or any of its Subsidiaries and is, or was, classified and treated as an exempt employee, independent contractor, consultant, in each case, is and has been properly classified and treated as such by the Corporation for all applicable purposes (iii) there is no, and since January 1, 2025, there has been no, actual or to the knowledge of the Corporation, threatened, unfair labour practice charge or application, common and related employer declaration, material labour grievance, material labour arbitration, strike, lockout, work stoppage, slowdown, picketing, hand billing or other material labour dispute against or affecting the Corporation or its Subsidiaries, and the Corporation has no knowledge of any existing or imminent organized labour activity or disturbance that would impact, or has impacted since January 1, 2025, the Corporation or its Subsidiaries; (iv) the Corporation and its Subsidiaries are neither party to, nor bound by, collectively or separately, any Labour Agreement and no Corporation Employees are represented by any labour union, works council, or other labour organization with respect to their employment with the Corporation or any of its Subsidiaries; (v) no labour union, trade union, employee association, works council, other labour organization, or group of employees has been accredited or certified or has made a demand for recognition or certification or otherwise designated to represent any Corporation Employees and no accreditation or certification request or application is pending or, to the knowledge of the Corporation, threatened with respect to the Corporation Employees and no Labour Agreement or modification thereof has expired or is in effect with the Corporation or its Subsidiaries and none is currently being negotiated by the Corporation or its Subsidiaries; and (vi) with respect to the transactions contemplated by this Agreement, the Corporation and its Subsidiaries have in all material respects satisfied any notice, consultation or bargaining obligations owed to their Corporation Employees or their Representatives under applicable Law, Labour Agreement or other Contract.

(l)	Each Corporation Service Provider’s employment or engagement can be terminated by the Corporation at-will (in the case of those Corporation Service Providers located in the United States). Except as set out in Schedule C 22(l) of the Disclosure Letter, no Corporation Service Provider (in the case of those Corporation Service Providers located in the Canada) has any agreement with the Corporation as to length of notice or severance payment required to terminate his or her employment or engagement, other than such as results by applicable Law from the employment of an employee without an agreement as to notice or severance.

(m)	A list of all Corporation Service Providers as of the Agreement Date has been made available to the Purchaser (without listing names, unless otherwise permitted pursuant to Privacy Laws), including, as applicable, each such Corporation Service Provider’s: (i) identification number; (ii) location of employment or engagement (i.e., city and state/province, and country); (iii) department description and job level; (iv) active or inactive status; (v) hire date; (vi) hourly wage rate, fee rate, or annual salary; (vii) status as full-time or part-time employees; (viii) annual vacation entitlement; (ix) annual vacation accruals; (x) any other annual paid time off entitlement in days and their accrued and unused days of such paid time off; and (xi) commission eligibility and bonus eligibility, and current accruals. To the knowledge of the Corporation: (A) no employee of the Corporation or its Subsidiaries, whose annual base compensation is greater than [Redacted: Amount], has communicated their intention to terminate his or her employment with the Corporation or any of its Subsidiaries prior to the one-year anniversary of the Closing; and (B) no Corporation Service Provider or former Corporation Employee or independent contractor of the Corporation or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement or restrictive covenant obligation owed to the Corporation or any of its Subsidiaries or which implicates such Person’s right to be employed or engaged by the Corporation or any of its Subsidiaries. For the avoidance of doubt, nothing in this paragraph (m) shall constitute a representation that any restrictive covenant is enforceable under applicable Law.

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(n)	The Corporation and its Subsidiaries have investigated and addressed all psychological or sexual harassment, or any discrimination, retaliation or material policy violation allegations of which any of them is aware in respect of Corporation Service Providers in accordance with the requirements of applicable Law. The Corporation and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and to the knowledge of the Corporation there are no allegations against Corporation Service Providers that, if known to the public, would bring the Corporation and its Subsidiaries into material disrepute.

(o)	The consummation of the Arrangement and the other transactions contemplated hereby, whether alone or in connection with any other event, will not: (i) result in any severance or other payment or benefit or in the acceleration of payment, timing, vesting, funding or increase in payment, benefits, liabilities or obligations with respect to any Employee Plan or any Corporation Service Provider; (ii) result in a requirement to pay any Tax “gross-up” or similar “make-whole” payments to any current or former current or former Corporation Employee or other service provider of the Corporation or any of its Subsidiaries; or (iii) result in any payments or benefits (whether in cash, property or the vesting of property) that would be nondeductible to the payor under section 280G of the Code and/or subject the payee to excise Taxes under section 4999 of the Code, or that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment,” as defined in section 280G(b)(1) of the Code.

(p)	There are no charges or citations pending or investigations for violations open under applicable occupational health and safety legislation (“OHSA”) in respect of the Corporation or its Subsidiaries. The Corporation and its Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(q)	All Corporation Service Providers are authorized to live and work in the country in which they are employed, and the Corporation and its Subsidiaries are in material compliance with all terms and conditions of the work permits and the labour market impact assessment confirmations.

(r)	The Corporation and its Subsidiaries are properly registered with the workplace safety and insurance board or workers’ compensation board, as applicable. There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts that are material and due or owing pursuant to any workplace safety and insurance legislation or plan.

(s)	Schedule C 22(s) of the Disclosure Letter sets forth all rights to indemnification or exculpation in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries that are in effect as of the Agreement Date.

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23.	Real Property.

(a)	Each of the Corporation and its Subsidiaries (i) has good and marketable title to all of its Corporation Owned Real Property, (ii) good and marketable leasehold title to all of its Corporation Leased Real Property, and (iii) good and sufficient title to all of its other Corporation Real Property, in each case free and clear of all material Liens (other than Permitted Liens in favour of the lenders under the Credit Facilities as disclosed in the Corporation Filings or, as applicable, the Credit Facilities).

(b)	The Corporation does not have any knowledge of any existing or proposed, contemplated or threatened expropriation or condemnation proceedings that would result in the taking of all or any material part of the Corporation Real Property or that would materially adversely affect the current use of the Corporation Real Property or any part of it.

(c)	None of the Corporation or its Subsidiaries nor, to the knowledge of the Corporation, any of the other parties thereto, is in default or material breach of, nor has the Corporation or any of its Subsidiaries received any notice of default or material breach of, or termination under, any Corporation Lease, and, to the knowledge of the Corporation, there exists no state of facts which after notice, lapse of time or both or circumstance would constitute a default or breach of such Corporation Lease or give rise to a right of amendment, cancellation or termination of such Corporation Lease or restrict the ability of the Corporation or any of its Subsidiaries, as applicable, to exercise any of its rights thereunder.

(d)	There are no outstanding material work orders from or required by any Governmental Entity (including any municipality, police department, fire department, sanitation, environmental, health or safety authorities) or from any other person relating to the Corporation Owned Real Property or, to the knowledge of the Corporation, the Corporation Leased Real Property, and there are no matters under discussion with or by the Corporation or any its Subsidiaries relating to any work orders.

(e)	All material equipment being held under lease by the Corporation and any of its Subsidiaries is held thereby under valid, subsisting and enforceable leases with no exceptions that would interfere with the use made or to be made thereof by any of them.

(f)	Neither the Corporation Owned Real Property, nor, to the knowledge of the Corporation, the Corporation Leased Real Property (including in each case the fixtures thereon, therein or thereunder), nor their use, operation or maintenance for the purpose of carrying on the Corporation’s business, violates any restrictive covenant or other Lien or any provision of any Law, registration against title thereto or encroaches on any property of any other Person or on any easement, right of way or similar interest.

(g)	The Corporation or any of its Subsidiaries, as applicable, have adequate rights of ingress and egress into the Corporation Real Property from public roads and has adequate access to services for the operation of the Corporation’s business.

24.	Assets.

(a)	The Corporation and its Subsidiaries have good and marketable title to all their owned material assets, free and clear of all Liens other than Permitted Liens.

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(b)	Except for motor vehicles and equipment in transit, deployed to work sites and any bins located on customer sites, all of the assets of the Corporation and its Subsidiaries are located on the Corporation Real Property.

25.	Insurance.

(a)	Each insurance policy currently in effect insures the physical properties, business, operations and assets of the Corporation and its Subsidiaries and is valid and binding and in full force and effect. Furthermore, except as disclosed in Schedule C 25(a) of the Disclosure Letter as disclosed since January 1, 2025 through the Agreement Date: (i) the Corporation and its Subsidiaries have not received any written or, to the knowledge of the Corporation, oral notice of cancellation or non-renewal of any such policy or arrangement, other than in connection with the normal renewal process, nor is the termination of any such policies, to the knowledge of the Corporation, threatened; and (ii) to the knowledge of the Corporation, there is no material claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements.

(b)	Neither the Corporation nor any of its Subsidiaries is in material default with respect to its obligations under any of its insurance policies currently in effect.

26.	Anti-Money Laundering, Anti-Corruption and Sanctions.

(a)	In the past five (5) years, the Corporation, its Subsidiaries, and, to the knowledge of the Corporation, their respective directors, officers, employees, and third parties acting their behalf, have not materially violated any Anti-Money Laundering Laws and no action, investigation, suit or proceeding by or before any court or Governmental Entity involving the Corporation, its Subsidiaries, their respective directors, officers, or, to the knowledge of the Corporation, their respective employees, or third parties acting on their behalf relating to Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(b)	In the past five (5) years, the Corporation, its Subsidiaries, and, to the knowledge of the Corporation, their respective directors, officers, employees, and third parties acting on their behalf have not taken any action, directly or indirectly, that would result in a material violation of Anti-Corruption Laws.

(c)	In the past five (5) years, no proceeding by or before any Governmental Entity involving the Corporation, its Subsidiaries, or, to the knowledge of the Corporation, their respective directors, officers, employees, or third parties acting on their behalf relating to any Anti-Corruption Laws is pending or, to the knowledge of the Corporation, threatened. In the past five (5) years, to the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has at any time conducted a material internal investigation in respect of alleged non-compliance with any Anti-Corruption Laws.

(d)	In the past five (5) years, no material civil, criminal, or administrative penalties have been imposed on the Corporation or its Subsidiaries with respect to violations of any Anti-Corruption Laws, nor have any disclosures been submitted to any other Governmental Entity with respect to violations of such Laws.

(e)	In the past five (5) years, neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any Corporation Employee or agent of the Corporation or any of its Subsidiaries, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office in violation of any applicable Law or of the character required to be disclosed in the Corporation Filings.

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(f)	At all times, the Corporation and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Corporation, its Subsidiaries, and their respective directors, officers, employees, and agents, with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(g)	None of the Corporation, its Subsidiaries, nor to the knowledge of the Corporation, their respective officers, directors, employees, or third parties acting on their behalf has: (i) at any time been a Sanctioned Person; (ii) to the knowledge of the Corporation, since April 24, 2019, directly or indirectly engaged in any dealings or transactions with, involving, or for the benefit of any Sanctioned Person; (iii) materially violated any Trade Control Laws; (iv) to the knowledge of the Corporation, been or is the subject of, or has undergone or is undergoing, any examination, investigation, suit, arbitration, litigation, inquiry, audit or review by itself, its legal representatives, or any Governmental Entity for actual or alleged violations of Trade Control Laws; or (v) received or made any report or allegation of actual or alleged material non-compliance with Trade Control Laws.

27.	Environmental Laws.

(a)	Except as set forth in Schedule C 27(a) of the Disclosure Letter, or for such matters as would not individually or in the aggregate result in material liability:

(i)	the Corporation and its Subsidiaries are, and have at all times in the past five (5) years been, conducting their respective businesses and operating their respective properties and assets, and the condition of all assets and properties owned, leased, operated or used by any of them have at all times in the past five (5) years been in compliance with all applicable Law relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or plant or animal life, including Laws relating to the release or threatened release of or exposure to substances, materials, chemicals, pollutants, regulated substances, contaminants, wastes, toxic substances, or hazardous substances (including petroleum or petroleum products, asbestos, noise, radiation, odor, mold, and per- and polyfluoroalkyl substances) (collectively, “Hazardous Materials”), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, management, mitigation or remediation of Hazardous Materials (collectively, “Environmental Laws”);

(ii)	the Corporation and its Subsidiaries currently have, and since January 1, 2025 have had, all permits, Authorizations, registrations, certifications, and approvals required under any applicable Environmental Laws for the business in the manner as currently conducted, and are each in, and since January 1, 2025 have been in, compliance with their requirements, there are no actions pending or threatened in writing or, to the Corporation’s knowledge, threatened orally, to revoke such permits, Authorizations, registrations, certifications and approvals and all past instances of non-compliance with such requirements by the Corporation and its Subsidiaries have been resolved without ongoing obligations or costs;

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(iii)	to the knowledge of the Corporation, there are no pending, unresolved or threatened administrative, regulatory, quasi-criminal or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings by any private party or Governmental Entity relating to the release of Hazardous Materials or to any Environmental Laws against the Corporation or any of its Subsidiaries or their respective officers or directors;

(iv)	neither the Corporation nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to, or owned, leased or operated at any property contaminated by, any Hazardous Materials, so as to give rise of any liability of the Corporation or any of its Subsidiaries;

(v)	there are no events or circumstances that would reasonably be expected to form the basis of any liability, including any order for investigation, mitigation, management, clean-up or remediation, or any action, order, demand, suit or proceeding by any private party or Governmental Entity, against or affecting the Corporation or any of its Subsidiaries, in each case relating to the release of Hazardous Materials or any Environmental Laws; and

(vi)	neither the Corporation nor any of its Subsidiaries is a party to any indemnification agreement or other contractual obligation pursuant to which the Corporation or any of its Subsidiaries has assumed or undertaken any liability of any other Person relating to the release of Hazardous Materials or any Environmental Laws.

(b)	The Corporation has provided complete copies of all material environmental and health and safety reports in the possession, custody or control of the Corporation or any of its Subsidiaries that have been prepared in the past five (5) years.

28.	Intellectual Property, Technology and Privacy.

(a)	Schedule C 28(a)(i) and Schedule C 28(a)(ii) of the Disclosure Letter list: (i) each pending application and registration of Intellectual Property (including for certainty domain names and social media accounts used in the operation of the business of the Corporation and its Subsidiaries as currently conducted) owned by, or applied for or registered in the name of the Corporation or any of its Subsidiaries (such Intellectual Property, collectively, the “Corporation Registered Intellectual Property” and, together with all other Intellectual Property owned, or purportedly owned, by the Corporation or any of its Subsidiaries, the “Corporation Intellectual Property”); and (ii) all material Licensed Intellectual Property (excluding commercially available off the shelf Software). To the knowledge of the Corporation, all Corporation Registered Intellectual Property is subsisting and in good standing.

(b)	The Corporation or its Subsidiaries: (i) own, free and clear of all Liens, other than Permitted Liens, all Corporation Intellectual Property; and (ii) have a license or right to use all material Licensed Intellectual Property used for the operation, in all material respects, of the business of the Corporation and its Subsidiaries in the manner as presently conducted.

(c)	The Corporation Intellectual Property and Licensed Intellectual Property (listed in Schedule C 28(a)(i) and 28(a)(ii) of the Disclosure Letter) constitute all the material Intellectual Property used for the operation of the businesses of Corporation and its Subsidiaries as currently conducted. Neither the Corporation nor its Subsidiaries are a party to or bound by any Contract or other obligation that limits or impairs its ability to use or otherwise exploit any of the Corporation Intellectual Property in any material respect in the operation of the businesses of the Corporation and its Subsidiaries as currently conducted.

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(d)	Neither the operation of the businesses of the Corporation and its Subsidiaries as currently conducted nor any Corporation Intellectual Property has infringed, misappropriated, violated or otherwise conflicted or does infringe, misappropriate, violate or otherwise conflict, with any Intellectual Property of any other Person in any material respect, and there is no bona fide basis for any such claims and no such claims have been made, and to the knowledge of the Corporation, threatened by any Person. To the knowledge of the Corporation, no Person is currently infringing upon, misappropriating, violating or otherwise conflicting, or has since January 1, 2024, infringed upon, misappropriated, violated, or otherwise conflicted, with any Corporation Intellectual Property in any manner that is material to the operation of the businesses of the Corporation and its Subsidiaries as currently conducted.

(e)	The Corporation has taken commercially reasonable steps to maintain and protect material trade secrets. To the knowledge of the Corporation, there has been no unauthorized disclosure of any material trade secrets included in the Corporation Intellectual Property or breach of any obligations of confidentiality with respect to such trade secrets.

(f)	To the knowledge of the Corporation, all Corporation Service Providers, and all former Corporation Employees and independent contractors of the Corporation and its Subsidiaries, to the extent such individuals have developed material Intellectual Property used in the operation of the businesses of the Corporation or its Subsidiaries as currently conducted, have executed and delivered to the Corporation or its Subsidiaries, as appropriate, written agreements in which they agree to maintain the confidentiality of confidential Corporation Intellectual Property, assign to the Corporation or its Subsidiaries, as appropriate in relation to the business, any rights in Intellectual Property which may arise in their name and waive, to the extent permitted by applicable law, all moral rights in copyrighted works pertaining to the Corporation Intellectual Property.

(g)	The Corporation and its Subsidiaries have implemented (and will continue until Closing to use) reasonable tools and procedures consistent with industry best practice to safeguard the Computer Systems owned or controlled by the Corporation or its Subsidiaries against Malicious Code, and, to the knowledge of the Corporation, such Computer Systems are free from Malicious Code.

(h)	The Computer Systems material to the operation of the business are adequate and sufficient for and operate and perform as required in connection with the operation of the business of the Corporation and its Subsidiaries as currently conducted.

(i)	The Corporation and its Subsidiaries have in place commercially reasonable back-up systems and business continuity and disaster recovery plans, procedures and facilities designed to support the timely restoration of the Computer Systems material to the operation of the business in the event of any disaster or other unscheduled unavailability affecting such Computer Systems.

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(j)	The Corporation and each of its Subsidiaries have: (i) implemented and maintained appropriate administrative, physical and technical safeguards (“Security Safeguards”) that are designed to protect the Personal Information and other confidential data Processed by the Corporation or any of its Subsidiaries from loss, theft and unauthorized access, disclosure, copying, use and modification; and (ii) taken commercially reasonable steps to require that any third party with access to any Personal Information collected by or on behalf of the Corporation or any of its Subsidiaries has implemented and maintains appropriate safeguards. Such Security Safeguards comply, and have since January 1, 2025, complied, with the Data Security Requirements in all material respects.

(k)	Since January 1, 2025, there has been no material failure of any Computer System that has caused any material disruption to the Corporation or any of its Subsidiaries.

(l)	Except as set forth in Schedule C 28(l), to the knowledge of the Corporation there has been no cybersecurity breach of any Computer System or other data processing systems of the Corporation or any of its Subsidiaries. Neither the Corporation nor any of its Subsidiaries have experienced any incident in which Personal Information was or may have been stolen, lost, unavailable, destroyed, altered or improperly accessed, disclosed or used without authorization. No circumstance has arisen in which Data Security Requirements would require the Corporation or any of its Subsidiaries to notify a Person or Governmental Entity of a data security breach or security incident.

(m)	The Corporation and each of its Subsidiaries and, to the knowledge of the Corporation, any Person acting for or on behalf of the Corporation or any of its Subsidiaries, are and have at all times been in compliance, with the Data Security Requirements in all material respects. None of the Corporation, its Subsidiaries, nor, to the knowledge of the Corporation, any third party acting on the Corporation’s or any of its Subsidiaries’ behalf, have been subject to any complaint, claim, demand, litigation, action, proceeding or investigation (including by or before any Governmental Entity) relating to any actual or alleged non-compliance with or violation of any Data Security Requirement. To the Corporation’s knowledge, no such complaint, claim, demand, litigation, action, proceeding or investigation has been threatened.

(n)	The Corporation and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Electronic Communications Laws in respect of commercial electronic messages sent by, and on behalf of, the Corporation or its Subsidiaries. Neither the Corporation nor its Subsidiaries have received any complaints from any Person pertaining to compliance with any applicable Electronic Communications Law.

29.	Auditor and Transfer Agent.

(a)	The Corporation’s auditors, KPMG LLP, are independent public accountants as required under Canadian Securities Laws and there has not been any disagreement (within the meaning of NI 51-102) with the present or any former auditors of the Corporation.

(b)	Odyssey is the duly appointed registrar and transfer agent for the Shares.

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30.	Government Assistance.

Other than as disclosed in the Corporation Filings, there are no agreements, loans, other funding arrangements or assistance programs are outstanding in favour of the Corporation or any of its Subsidiaries from any Governmental Entity.

31.	Funds Available.

The Corporation has sufficient funds available to pay the Corporation Termination Fee.

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification.

The Purchaser is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser has made available to the Corporation true, complete and correct copies of the Purchaser’s Constating Documents and such documents are in full force and effect.

2.	Corporate Authorization.

The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser is necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

3.	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation on enforcement under Laws relating to: (a) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally; and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

4.	Governmental Authorization.

The execution, delivery and performance by the Purchaser of its obligations under each of this Agreement, and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby, do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Purchaser other than as contemplated by this Agreement and any consents, waivers, approvals, actions or filings or notifications, the absence of which, if not taken or made, would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or be expected to materially prevent or impede or delay the completion of the Arrangement and the transactions contemplated hereby.

5.	No Conflict/Non-Contravention.

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser;

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(b)	subject to the formalities described in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser, any of its Subsidiaries or any of their respective properties or assets;

(c)	allow any Person to exercise any rights, require any consent of, notice to, or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries are entitled under any material Contract or any material Authorization to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien upon any of the Purchaser’s material assets or properties or the material assets or properties of any of its Subsidiaries;

except, in respect of the matters referred to in paragraphs 5(b), 5(c), and 5(d), as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

6.	Capitalization.

(a)	The authorized share capital of the Purchaser consists of: (i) an unlimited number of the Purchaser Multiple Voting Shares without nominal or par value; (ii) an unlimited number of the Purchaser Subordinate Voting Shares without nominal or par value; and (iii) an unlimited number of preferred shares, without nominal or par value. As of the Agreement Date, an aggregate of 11,812,964 Purchaser Multiple Voting Shares, 346,876,036 Purchaser Subordinate Voting Shares, 4,867,006 Series A convertible preferred shares and 8,196,721 Series B convertible preferred shares are issued and outstanding on a non-fully diluted basis.

(b)	All outstanding Purchaser Shares have been duly authorized and validly issued as fully paid and non-assessable. No Purchaser Shares have been issued in violation of any pre-emptive or similar rights applicable to them.

(c)	As of the Agreement Date, up to 52,429,009 Purchaser Subordinate Voting Shares are issuable upon the exercise or conversion, as applicable of the, outstanding Series A convertible preferred shares in the capital of the Purchaser, Series B convertible preferred shares in the capital of the Purchaser, the Purchaser Multiple Voting Shares, deferred share units in the capital of the Purchaser, the restricted share units in the capital of the Purchaser, the share purchase options in the capital of the Purchaser and performance share units in the capital of the Purchaser (collectively, the “Purchaser Convertible Securities”). Other than: (i) as disclosed in the Purchaser Filings; (ii) in accordance with any acquisitions by the Purchaser or its Subsidiaries; (iii) the Purchaser Convertible Securities; and (iv) the conversion of any outstanding Purchaser Multiple Voting Shares into Purchaser Subordinate Voting Shares, there are no puts, calls, options, warrants, conversion rights or privileges, equity or equity-based awards, purchase rights, subscription rights, exchange rights, preemptive rights, phantom equity, equity appreciation, restricted stock, profit participation or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Purchaser or any of its Subsidiaries of shares or other securities of the Purchaser or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any shares or other securities of the Purchaser or any of its Subsidiaries. There are no outstanding notes, bonds, debentures or other evidence of indebtedness of the Purchaser having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Shares on any matter.

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(d)	All outstanding Purchaser Shares and Purchaser Convertible Securities have been issued and administered in compliance with Laws issued and administered in compliance with Laws, the Purchaser’s Constating Documents, and the Purchaser Incentive Plans in all material respects.

(e)	The Purchaser has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of the Purchaser Subordinate Voting Shares as may be issuable pursuant to the Arrangement as Consideration Shares and all of such Purchaser Subordinate Voting Shares when issued, will be duly authorized, validly issued, fully paid and non-assessable and free of any Liens and not in violation of any pre-emptive rights or applicable Law.

7.	Subsidiaries.

(a)	Each Subsidiary of the Purchaser is a corporation or company duly incorporated or organized and validly existing under the Laws of the jurisdiction of its incorporation, amalgamation, constitution or formation, as the case may be, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)	The Purchaser is, directly or indirectly, the registered and beneficial owner of 100% of the outstanding shares or other equity interests of each Subsidiary of the Purchaser, free and clear of any Liens (other than Liens granted in the Ordinary Course and Liens in favour of Bank of Montreal, as collateral agent under the Purchaser’s existing credit facilities and Computershare Trust Company of Canada as trustee under the Purchaser’s existing secured notes) and all such shares or other equity interests so owned by the Purchaser have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.

8.	Securities Law Matters.

(a)	The Purchaser is a “reporting issuer” under Canadian Securities Laws in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under the Canadian Securities Laws of such provinces. The Purchaser has a class of securities registered pursuant to Section 12(b) of the U.S. Securities Exchange Act and is subject to and in compliance with the reporting requirements of Section 13(a) thereunder and the other applicable requirements of the U.S. Securities Exchange Act.

(b)	The Purchaser Subordinate Voting Shares are listed and posted for trading on the TSX and the NYSE. The Purchaser is not in default of any material requirements of any Canadian Securities Laws or U.S. Securities Laws or the rules and policies of the TSX or the NYSE.

(c)	The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to terminate its registration under the U.S. Securities Exchange Act, nor has the Purchaser received notification from (i) any Securities Authority seeking to revoke the reporting issuer status of the Purchaser or (ii) from the SEC seeking to revoke the registration of the Purchaser Subordinate Voting Shares under the U.S. Securities Exchange Act. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect or, to the knowledge of the Purchaser, has been threatened, and, to the knowledge of the Purchaser, the Purchaser is not subject to any formal audit, review, enquiry, investigation or other proceeding relating to any such order by any Securities Authority, the SEC, the TSX or the NYSE.

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(d)	The Purchaser has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with any Securities Authority since January 1, 2025. The documents comprising the Purchaser Filings complied as filed, at the time of filing, in all material respects with applicable Canadian Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the Agreement Date, on the date of such filing), contain any misrepresentation. The Purchaser has timely filed with, or furnished to, the SEC, all documents required to be filed or furnished under the U.S. Securities Exchange Act since January 1, 2025. The documents filed with, or furnished to, the SEC by the Purchaser pursuant to the U.S. Securities Exchange Act complied, at the time of filing, in all material respects with applicable U.S. Securities Laws and did not, as of the date filed or furnished (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such submission), contain any misrepresentation.

(e)	The Purchaser has not filed any confidential material change report (which at the Agreement Date remains confidential) with any Securities Authority.

9.	Compliance with Laws.

The Purchaser and each of its Subsidiaries is, and since January 1, 2025, has been, in compliance with applicable Law in all material respects. None of the Purchaser or any of its Subsidiaries are, or since January 1, 2025, have been, to the knowledge of the Purchaser, under any audit or investigation with respect to, or has received written notice of, or has been charged with, or, to the knowledge of the Purchaser, threatened to be charged with, any violation or alleged violation of any applicable Law in any material respect that would be material to the Purchaser and its Subsidiaries, taken as a whole.

10.	Investment Canada.

Neither the Purchaser nor AcquireCo are a “non-Canadian” for the purposes of and within the meaning of the Investment Canada Act.

11.	Authorizations and Licenses.

(a)	The Purchaser and each of its Subsidiaries have obtained and are in compliance with all Authorizations that are required by applicable Law in connection with the operation of the business of the Purchaser or any of its Subsidiaries as presently conducted, or in connection with the current ownership, operation or use of the assets of the Purchaser or any of its Subsidiaries and such Authorizations are valid and in full force and effect; and

(b)	no action or proceeding is in progress or pending or, to the knowledge of the Purchaser, threatened, in respect of, and none of the Purchaser or any of its Subsidiaries has received written notice of the intention of any Governmental Entity in respect of, the revocation, non-renewal of, or amendment to, any Authorization referenced in paragraph 11(a) above, and to the knowledge of the Purchaser no such revocation, non-renewal or amendment is under consideration, except where such failure to obtain, non-compliance, or other matters contemplated in this paragraph 11, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

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12.	Material Agreements.

(a)	Other than this Agreement, the Purchaser has not entered into any material Contracts which are required to be filed by the Purchaser under NI 51-102, except for those agreements which have been so filed by the Purchaser.

(b)	Neither the Purchaser nor any of its Subsidiaries are in breach of, or default under the terms of, and, to the knowledge of the Purchaser, no other party to any material Contract (which is required to be filed by the Purchaser under NI 51-102) is in breach of, or default under the terms of, any material Contract (which is required to be filed by the Purchaser under NI 51-102) to which the Purchaser or any of its Subsidiaries is a party, nor is any event of default (or similar term) continuing under any material Contract to which the Purchaser or any of its Subsidiaries is a party, and, to the knowledge of the Purchaser, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any material Contract (which is required to be filed by the Purchaser under NI 51-102) to which the Purchaser or any of its Subsidiaries is a party, in each case except where such breach, default or event of default (or similar term) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

13.	Security Ownership.

The Purchaser and its affiliates and any Person acting jointly or in concert with the Purchaser, do not own any Shares or other securities of the Corporation or any of its Subsidiaries. The Purchaser is not a “related party” (within the meaning of MI 61-101) of the Corporation.

14.	Litigation

(a)	There are no actions, suits, charges, claims, arbitrations, notices of non-compliance or violation, investigation or proceedings, at law or in equity, by any Person (including the Purchaser or any of its Subsidiaries), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Purchaser any investigation or audit by) any Governmental Entity, current, pending, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such), or affecting any of their respective properties or assets that are material to the Purchaser and its Subsidiaries (taken as a whole). Since January 1, 2025, neither the Purchaser nor any of its Subsidiaries has been subject to any judgement that would be material to the Purchaser and its Subsidiaries (taken as a whole), order, writ, injunction, or decree entered in any lawsuit or proceeding nor has the Purchaser or any of its Subsidiaries settled any claim material to the Purchaser and its Subsidiaries (taken as a whole), prior to being sued or prosecuted or a judgement being given in respect of it.

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(b)	There is no award of any Governmental Entity outstanding against the Purchaser or any of its Subsidiaries that is material to the Purchaser and its Subsidiaries (taken as a whole), and neither the Purchaser, any of its Subsidiaries, nor any of the material assets or properties of the Purchaser or its Subsidiaries (taken as a whole), is subject to any outstanding order, writ, ruling, judgement, injunction or decree of any Governmental Entity.

(c)	There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or any of its Subsidiaries before any Governmental Entity.

15.	Purchaser Financial Statements.

(a)	The Purchaser Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations, comprehensive income, shareholders’ equity and cash flow of the Purchaser and its Subsidiaries, respectively, as at the dates and for the periods indicated. Such Purchaser Financial Statements have been prepared in conformity with IFRS on a basis consistent throughout the periods indicated and are in accordance with the Books and Records of the Purchaser and its Subsidiaries.

(b)	The Purchaser has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) to the extent required by NI 52-109 and Canadian Securities Laws, and, as of the Agreement Date, the Purchaser does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109).

(c)	The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of the Purchaser Financial Statements.

(d)	Except as described in the Purchaser Financial Statements, there has been no material change in the Purchaser’s accounting policies, methods or principles, since December 31, 2024. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Purchaser or of any of its Subsidiaries with unconsolidated entities or other Persons.

(e)	Since the date of the most recent Purchaser Financial Statements, there has been no change in the Purchaser’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Purchaser’s internal control over financial reporting. None of the Purchaser, any of its Subsidiaries, or, to the knowledge of the Purchaser, any of their respective Representatives has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

16.	Absence of Certain Changes.

Since January 1, 2025:

(a)	the Purchaser and its Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course; and

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(b)	there has not occurred any change, occurrence, event or circumstance that has had, or would reasonably be expected to have a Purchaser Material Adverse Effect.

17.	Taxes.

(a)	All material Tax Returns of the Purchaser required by applicable Law to be filed in any jurisdiction have been timely filed, and all such Tax Returns are true, correct, complete and accurate in all material respects. The Purchaser has paid in full and when due all material Taxes (including instalments) required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments, except Tax assessments or reassessments against which appeals have been promptly and properly taken and in respect of which reserves have been provided in accordance with IFRS. The Purchaser has not received any material refund, credit or subsidy to which it was not entitled.

(b)	The Purchaser has properly withheld or collected and remitted all material Taxes required to be withheld or collected and remitted by it to the appropriate Governmental Entity when required by applicable Law to do so.

(c)	All material Tax liabilities required to be provided for in accordance with IFRS are adequately provided for in the Purchaser Financial Statements.

(d)	There are no Liens for material Taxes upon the assets of the Purchaser except Liens for Taxes that are not due or delinquent, or the validity of which are being contested in good faith and in respect of which reserves have been provided in accordance with IFRS.

(e)	Purchaser is not a “surrogate foreign corporation” within the meaning of section 7874(a)(2)(B) of the Code and is not treated as a U.S. corporation under section 7874(b) of the Code.

(f)	Purchaser has not taken or agreed to take any action, and is not aware of any agreement, plan or other circumstance, that would reasonably be expected to prevent the Arrangement from constituting a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code.

18.	Assets.

The Purchaser and its Subsidiaries have good and marketable title to all their owned material assets, free and clear of all Liens other than Liens granted in the Ordinary Course and Liens in favour of Bank of Montreal, as collateral agent under the Purchaser’s existing credit facilities and Computershare Trust Company of Canada as trustee under the Purchaser’s existing secured notes, other than where the failure to have such good and marketable title would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

19.	Insurance.

The Purchaser and each of its Subsidiaries maintain insurance policies with reputable insurance carriers against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid in full on a timely basis, and no notice of cancellation or termination has been received with respect to any such policy. The Purchaser and its Subsidiaries are in compliance in all material respects with the terms and conditions of such insurance policies. There are no material pending claims under any such insurance policies as to which any insurer has denied or disputed coverage or as to which any insurer has reserved its rights. The Purchaser and its Subsidiaries have not been refused any insurance coverage sought or applied for, and the Purchaser has no reason to believe that it or any of its Subsidiaries will be unable to renew any existing insurance policies as and when such policies expire or to obtain comparable coverage from similar insurers at a cost that would not have a Purchaser Material Adverse Effect.

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20.	Anti-Money Laundering, Anti-Corruption and Sanctions.

(a)	In the past five (5) years, the Purchaser, its Subsidiaries, and, to the knowledge of the Purchaser, their respective directors, officers, employees, and third parties acting their behalf, have not materially violated any Anti-Money Laundering Laws and no action, investigation, suit or proceeding by or before any court or Governmental Entity involving the Purchaser, its Subsidiaries, their respective directors, officers, or, to the knowledge of the Purchaser, their respective employees, or third parties acting on their behalf relating to Anti-Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(b)	In the past five (5) years, the Purchaser, its Subsidiaries, and, to the knowledge of the Purchaser, their respective directors, officers, employees, and third parties acting on their behalf have not taken any action, directly or indirectly, that would result in a material violation of Anti-Corruption Laws.

(c)	In the past five (5) years, no material proceeding by or before any Governmental Entity involving the Purchaser, its Subsidiaries, or, to the knowledge of the Purchaser, their respective directors, officers, employees, or third parties acting on their behalf relating to any Anti-Corruption Laws is pending or, to the knowledge of the Purchaser, threatened. In the past five (5) years, to the knowledge of the Purchaser, neither the Purchaser nor any of its Subsidiaries has conducted a material internal investigation in respect of alleged non-compliance with any Anti-Corruption Laws.

(d)	In the past five (5) years, no material civil, criminal, or administrative penalties have been imposed on the Purchaser or its Subsidiaries with respect to violations of any Anti-Corruption Laws, nor have any disclosures been submitted to any other Governmental Entity with respect to violations of such Laws.

(e)	In the past five (5) years, neither the Purchaser nor any of its Subsidiaries nor, to the knowledge of the Purchaser, any employee or agent of the Purchaser or any of its Subsidiaries, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office in violation of any applicable Law or of the character required to be disclosed in the Purchaser Filings.

(f)	At all times, the Purchaser and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance by the Purchaser, its Subsidiaries, and their respective directors, officers, employees, and agents, with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Trade Control Laws.

(g)	None of the Purchaser, its Subsidiaries, nor to the knowledge of the Purchaser, their respective officers, directors, employees, or third parties acting on their behalf has: (i) at any time been a Sanctioned Person; (ii) to the knowledge of the Purchaser, since April 24, 2019, directly or indirectly engaged in any dealings or transactions with, involving, or for the benefit of any Sanctioned Person; (iii) materially violated any Trade Control Laws; (iv) to the knowledge of the Purchaser, been or is the subject of, or has undergone or is undergoing, any examination, investigation, suit, arbitration, litigation, inquiry, audit or review by itself, its legal representatives, or any Governmental Entity for actual or alleged material violations of Trade Control Laws; or (v) received or made any report or allegation of actual or alleged material non-compliance with Trade Control Laws.

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(h)	The funds used to pay the Cash Consideration were not, in whole or in part, knowingly derived from violations of applicable Laws and, to the knowledge of the Purchaser, receipt of the Consideration will not cause any Shareholder to violate Trade Control Laws, Anti-Corruption Laws or Anti-Money Laundering Laws.

21.	Auditor and Transfer Agent

(a)	The Purchaser’s auditors, KPMG LLP, are independent public accountants as required under Canadian Securities Laws and there has not been any disagreement (within the meaning of NI 51-102) with the present or any former auditors of the Purchaser.

(b)	Computershare Trust Company of Canada is the duly appointed registrar and transfer agent for the Purchaser Subordinate Voting Shares.

22.	Certain Arrangements.

Except for the Voting Support Agreements, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between the Purchaser or its affiliates, on the one hand, and any beneficial owner of outstanding Shares, or any member of the Corporation’s management or the Board, on the other hand, relating in any way to the Corporation, the Corporation’s securities, the transactions contemplated by this Agreement, the Plan of Arrangement or the Arrangement Resolution.

23.	Financial Capacity.

The Purchaser has, and will have until the Effective Time have, sufficient funds available to satisfy the aggregate cash amounts payable by the Purchaser pursuant to the Plan of Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement and, if required, (i) under the Corporation Indentures, redeem the Corporation Existing Notes in accordance with their terms and (ii) sufficient funds to cause the Credit Facility Termination.

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